SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ J. Jay Jaski
J. Jay Jaski
Chairman and Chief Executive Officer

Date: December 20, 2007

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated November 19, 2007 presenting the exploration results for the MAN Alaska project.

99.2	Press release dated November 20, 2007 reporting on the significant nickel mineralization in new technical report published on William Lake

99.3	NI 43-101 Technical Report on the William Lake Property, Grand Rapids, Manitoba, Canada.

99.4	Consent of Qualified Person with respect to Technical Report

99.5	Change in Corporate Structure Report

99.6	Financial Statements for three months ended December 31, 2006

Exhibit 99.1

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:	67.766 million
Fully Diluted:	92.410 million
52-Week Trading Range:	C$0.67 - $1.65

– NEWS RELEASE –

Pure Nickel Presents Exploration Results from its MAN Alaska Project

TORONTO, ONTARIO – Pure Nickel Inc. (“Pure Nickel”) (TSX: NIC, OTCBB:PNCKF) reports initial results for the first six holes of the 2007 exploration and drilling program on its 100% owned MAN property, Alaska. The 2007 drill program represents the Phase I drill program on Pure Nickel’s extensive holdings in an area covering approximately 80,000 hectares in south-central Alaska. Phase I drilling focused on the large “Alpha Intrusive Complex”, which is over 34 km long. Nine holes were completed during the period July 14 to October 4 for a total of 3,359 meters.

Highlights of the program include:

•

A 77.4 m thick intersection of disseminated sulphides averaging 0.26% Ni, 0.12% Cu, 139 ppb Pd, 62 ppb Pt was discovered in drill hole MAN-PNI-001. The drill hole was terminated in mineralization due to core recovery challenges at the 659 metre level. Sulphide mineralization remains open at depth.

•

The 2007 exploratory drill program investigated six areas over a strike length of 19.8 km of the complex, and discovered disseminated sulphides in all holes. (results are available at www.purenickel.com).

Results of the Phase I drill program including the discovery of a thick, laterally extensive, down-dip continuous disseminated Ni-Cu-PGE sulphide horizon, and the association with strong geophysical conductors demonstrate that the Alpha Complex continues to be a highly prospective environment to explore for large concentrations of Ni-Cu-PGE sulphides in a follow-on 2008 drill program.

MAN-PNI-001 was collared to test the lateral continuity and down-dip extension of the mineralization encountered in historic drill programs, and to investigate the proximal 900 m long VTEM conductor, with an associated south flanking, strong SQUID ground geophysical conductor. The 2007 drill hole confirmed the lateral continuity, thickness, and down-dip extension of this stratabound horizon of disseminated Ni-Cu-PGE mineralization that can be traced along strike for at least 370 m and down dip for > 340 m (in excess of 600 m if projected to surface).

Further geophysical evaluation and modelling of this anomalous area is in progress and will be pursued in Phase II exploration in 2008.

Distinctive circular VTEM anomalies were drilled (MAN-PNI-010, and -008) and found to contain anomalous disseminated sulphides (0.6%) over lengths of 280 m and 326 m respectively. MAN-PNI-006 and -007 were collared in the same mineralized stratigraphic horizon 2.6 km apart. Both holes intersected disseminated sulphides in the 0.45% range over lengths of 300m and 202 m respectively.

The ubiquitous presence of magmatic sulphides, and abnormally high background copper concentrations in the ultramafic rocks suggest that the Alpha Complex was part of a dynamic and wide-spread mineralizing magmatic system. These findings and the fact that Ni-Cu-PGE occurrences with economic grades are known to exist in the complex and elsewhere on the MAN property clearly suggests that the Alpha Complex continues to be a highly prospective environment to explore for economic concentrations of Ni-Cu-PGE sulphides in a 2008 drill program.

Larry Hulbert, Chief Exploration Officer, said: “We were pleased with the results of the 2007 drill program on the MAN property, particularly the extent and thickness of the mineralized horizons encountered. This program has given us an increased understanding of the controls on localization of mineralization and the associated geophysical signatures. New geophysical modeling, in conjunction with laboratory measurements of the 2007 drill core, and a new detailed soil geochemistry dataset with an additional 2300 samples collected during 2007 will help define Phase II drill targets in 2008”.

A table of Ni-Cu-Pd-Pt analyses for the mineralized intersection in MAN-PNI-001, and a drill-hole location map for the 2007 program can be found at the Company’s website: www.purenickel.com.

The MAN Project

Pure Nickel’s 100%-owned MAN Project is located 265 km SSE of Fairbanks, and 400 km NE of Anchorage, on the south flank of the central Alaska Range. The project area, which is readily accessible from the Richardson and Denali Highways, covers an area of approximately 700 km2 (approximately 80,000 hectares). Widespread high-grade nickel-copper-platinum group element (Ni-Cu-PGE) showings, in grab samples, up to 15.4% Ni, 7.19% Cu, 170 g/t PGE+ Au+Ag, have been discovered in the project area.

The MAN property forms a large part of a newly recognized Ni-Cu-PGE metallogenic belt (Nikolai-Kluane Mafic-Ultramafic Belt) within the Triassic Wrangellia Terrane that can be traced along strike for 900 km into the Yukon and northern British Columbia. Within North America, the Nikolai-Kluane belt is exceeded in size and extent only by the highly nickeliferous Circum-Superior belt of Canada, which includes the world-class Thompson Belt, Manitoba and the Raglan nickel camp in the Cape Smith Belt, Quebec.

Quality Control

Drill core was logged on site by a Pure Nickel geologist. Core was then cut, one half was retained and stored on site for reference, and one half was sent for analysis. Blanks and CANMET certified reference material were inserted at regular intervals as quality control. Additional standards, blanks and duplicate analyses were also employed by the analytical laboratory.

Core samples were delivered to Alaska Assay Laboratories preparation facilities in Fairbanks, Alaska for crushing and pulverizing. Pulps of the core were then forwarded to Acme Analytical Laboratories, Vancouver for multiple trace element analyses by ICP-MS.

Dr. Larry Hulbert, P.Geo. is a qualified person as defined by National Instrument 43-101 and is responsible for reviewing the technical disclosure in this press release.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with multiple nickel sulphide and PGE projects in Canada and Alaska. Pure Nickel is well on its way to becoming one of the largest nickel exploration companies in North America. Pure Nickel’s aggressive drilling program is focused on three core properties, MAN and Salt Chuck in Alaska and William Lake, Manitoba. The Company’s 2008 drilling program is fully funded.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.2

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:	67.766 million
Fully Diluted:	92.410 million
52-Week Trading Range:	C$0.67 - $1.65

– NEWS RELEASE –

Pure Nickel Reports Significant Nickel Mineralization in New Technical Report on William Lake

TORONTO, ONTARIO – Pure Nickel Inc. (“Pure Nickel”) (TSX: NIC, OTCBB:PNCKF) is pleased to report it has received an Independent Technical Report on its 100% owned William Lake property in the Thompson Nickel Belt, Manitoba and has submitted it to SEDAR for filing. Pure Nickel commissioned the NI-43-101 report from Scott Wilson Roscoe Postle Associates Inc. (“RPA”) to summarize previous work, and in particular the exploration activity undertaken by Xstrata Nickel through its predecessor company, Falconbridge Limited. The technical report highlights the significant Nickel mineralization outlined by 13 years of previous exploration activity that commenced in 1989. This technical report conforms to NI 43-101 Standards of Disclosure for Mineral Projects and its recommendations form the basis for Pure Nickel’s future exploration programs to develop a resource estimate. The report can be viewed on the company website at www.purenickel.com.

William Lake is one of the principal properties acquired in the Xstrata Canadian Property purchase by Pure Nickel in July, 2007. Since the acquisition, the Pure Nickel exploration team has compiled a considerable amount of historical drill and geophysical data, commissioned the 43-101 Technical Report and commenced drilling on high priority target areas of know mineralization from the extensive dataset provided by Xstrata Nickel. The areas of known mineralization on the William Lake property evidenced by historic drill data extends over a distance of 15 kilometers. William Lake is close to metallurgical processing facilities at Thompson and Flin Flon, Manitoba, is well located adjacent to the major North South all weather highway and is bordered to the east by major regional electrical transmission power lines.

The NI 43-101Technical Report concludes significant nickel-sulphide-bearing rocks have been intersected in multiple holes in seven distinct prospect areas over the William Lake trend. The Technical Report further concludes that Falconbridge Limited carried out comprehensive and high quality exploration programs on the William Lake Property from 1989 to 2002 and completed 260 widely spaced diamond drill holes totaling 136,542 metres over a wide area. In a majority of cases, the wide spacing of the drill holes reached or exceeded 200 metres in distance and left many untested conductors.

The Technical Report describes significant mineralized intersections in the W56 prospect one of the high priority prospects encountered by Falconbridge and highlighted below:

W56 Prospect – William Lake Property

Hole ID	Significant Nickel Intersection
WL95-87	1.06% Nickel / 6.35 m
WL95-121	6.16% Nickel / 1.18 m
WL95-124	1.11% Nickel / 1.59 m
WL96-165	2.85% Nickel / 6.40 m
WL96-166	2.05% Nickel / 11.2 m
WL96-168	1.85% Nickel / 6.83 m
WL96-169	1.14% Nickel / 2.45 m
WL97-176	1.04% Nickel / 2.0 m
WL98-187	3.57% Nickel / 1.31 m

Historical samples collected from W56 were exclusively analyzed for nickel, copper and cobalt. Of note, there was no analysis done of either Gold or Platinum Group Elements. In view of the wide spaced drilling that has been done to date on the W56 prospect, the Report concludes that considerably more drilling will be required to properly assess the significance of this mineralized zone and to provide enough confidence in the interpolation of mineralized intersections to allow estimation of an NI 43-101 compliant mineral resource.

Pure Nickel management has reviewed and applied the recommendations of the technical report and has recently commenced a high priority target, 3,000 metre drilling program at the W56 Prospect at William Lake. (see news release of November 08, 2007)

The report by RPA outlines additional data on many of the other prospects with significant nickel mineralization identified below:

Prospect W56N – William Lake Property

Prospect W56N is mainly hosted by sulphide-rich iron formations next to an ultramafic body. The best intersection obtained from this zone was 3.44% Nickel over 2.10 m. RPA reports significant off-hole conductors remain untested on the periphery of the zone at depth.

Prospect W22 – William Lake Property

The W22 Prospect consists of multiple nickel-sulphide mineralized zones within a 420 m-wide ultramafic body in metasedimentary rocks on the southwest contact of the intrusion. The best intersection obtained in the zone was 1.6% over 15.1 m. Moreover, disseminated mineralization in the sub-percent nickel range occurs over widths of up to 87 m. Analysis of Platinum Group Elements indicate elevated concentrations of all the PGE, not only Platinum and Palladium. Potential remains to expand the mineralization along strike and at depth.

The Tower Prospect – William Lake Property

In addition of the highly prospective nickel prospects of the William Lake zones, the Tower zone VMS (volcanogenic massive sulphide) prospect is located outside of the William Lake trend, in the northeast corner of the WLP. The zone was discovered by testing a presumed nickel-sulphide geophysical target and has been intersected in multiple holes. The best intersection obtained to date is 5.30% Cu, 2.01% Zn, 0.85 g/t Au, and 22.0 g/t Ag over 3.78 m. The zone is open at depth and along strike.

Scott Wilson RPA in the Technical Report expressed its opinion that the William Lake Property merits considerably more nickel-sulphide exploration work, and an important two-phase work program is recommended.

Phase 1 of its recommendation is meant to investigate continuity of mineralization in the best prospects identified by Xstrata, namely W56, W56N, W22, W21 and Tower, by carrying out in-fill drilling near the best mineralized intersections and to extend the mineralization beyond the limits established by current drilling. This will require a minimum of 2,600 m of diamond drilling. Pure Nickel currently is in Phase 1 drilling of W56 Prospect

A Phase 2 program is also recommended by RPA that will undertake the delineation of one prospect with the objective of delivering an inferred resource and will be contingent on identifying in the first phase one or more prospects with the potential to contain 5 million tonnes or more of Ni-Sulphide mineralization at Thompson Nickel Belt grades. A 22,000 metre drilling program and airborne and ground geophysics is recommended. Pure Nickel anticipates undertaking Phase 2 drilling in the first quarter of 2008 on high priority targets.

Pure Nickel CEO J. Jay Jaski said “Our exploration team continues to be extremely encouraged by the findings by RPA and believes the William Lake Property in the Thompson Nickel Belt hosts some of the best prospects for commercial discovery and development of an economic resource. We are drilling from a strong base of prospects with known high grade intersections at William Lake. We have the capital to explore these high priority targets and we believe the acquisition and development of the William Lake Property greatly improves the opportunity to build shareholder value in Pure Nickel”.

Phillip Mudry, P.Geol. is a qualified person as defined by National Instrument 43-101 and is responsible for reviewing the technical disclosure in this press release.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with multiple nickel sulphide and PGE projects in Canada and Alaska. Pure Nickel is well on its way to becoming one of the largest nickel exploration companies in North America. Pure Nickel is currently conducting an aggressive exploration program on its three core properties, William Lake, Manitoba, MAN, and Salt Chuck in Alaska. The Company’s 2007-2008 exploration program is fully funded.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@pureNickel.com

Website: www.pureNickel.com

Exhibit 99.3

TECHNICAL REPORT ON THE WILLIAM LAKE PROPERTY, GRAND RAPIDS, MANITOBA, CANADA

PREPARED FOR PURE NICKEL INC.

NI 43-101 Report

Author:

Charles Beaudry, P.Geo.

November 14, 2007

RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

TABLE OF CONTENTS

PAGE

1	SUMMARY 1-1

Executive Summary 1-1 Technical Summary 1-7 2 INTRODUCTION AND TERMS OF REFERENCE 2-1 3 RELIANCE ON OTHER EXPERTS 3-1 4 PROPERTY DESCRIPTION AND LOCATION 4-1 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 5-1 6 HISTORY 6-1 7 GEOLOGICAL SETTING 7-1

Regional Geology 7-1 Local and Property Geology 7-6 8 DEPOSIT TYPES 8-1

Magmatic Nickel Sulphides 8-1 Polymetallic Base and Precious Metal Mineralization 8-3 9 MINERALIZATION 9-1

William Lake Trend (Ni-Sulphide Mineralization) 9-1 Polymetallic Base and Precious Metals 9-29 10 EXPLORATION 10-1 11 DRILLING 11-1 12 SAMPLING METHOD AND APPROACH 12-1 13 SAMPLE PREPARATION, ANALYSES AND SECURITY 13-1 14 DATA VERIFICATION 14-1

Confirmation Assays 14-1 QA/QC Verification 14-3 Collar Location Verification 14-4 15 ADJACENT PROPERTIES 15-1

Minago 15-1 Talbot Lake 15-2 16 MINERAL PROCESSING AND METALLURGICAL TESTING 16-1 17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 17-1 18 OTHER RELEVANT DATA AND INFORMATION 18-1

i

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

19 ADDITIONAL REQUIREMENTS 19-1 20 INTERPRETATION AND CONCLUSIONS 20-1 21 RECOMMENDATIONS 21-1 22 REFERENCES 22-1 23 SIGNATURE PAGE 23-1 24 CERTIFICATE OF QUALIFICATIONS 24-1 25 APPENDIX 1 25-1 Verification Assay Certificate 25-1 26 APPENDIX 2 26-1 Manitoba Government Mineral Assessment Files 26-1 27 APPENDIX 3 27-1 List of Mineral Claims and Exploration Permits 27-1 28 APPENDIX 4 28-1 List of Xstrata and pre-Xstrata Nickel Diamond Drill Holes 28-1

LIST OF TABLES

PAGE Table 1-1 Proposed Program and Budget 1-6 Table 6-1 Summary Statistics for Pre-Xstrata Diamond Drilling on William Lake Property 6-2 Table 6-2 Summary Statistics for Xstrata Nickel Drilling on the William Lake Property 6-2 Table 7-1 Principal Nickel Deposits in the Thompson Nickel Belt 7-5 Table 8-1 Sulphide Ore Types, Textures, Distributions and Host Rocks in TNB 8-2 Table 9-1 Significant Mineralized Intersections, W56 Prospect 9-5 Table 9-2 Significant Mineralized Intersections, W56N Prospect 9-7 Table 9-3 Significant Mineralized Intersections, W22 Prospect 9-13 Table 9-4 Summary of PGE Determinations of Samples and Composites from W22 Prospect 9-14 Table 9-5 Significant Mineralized Intersections, W21 Prospect 9-20 Table 9-6 Significant Mineralized Intersections, Lime Prospect 9-23 Table 9-7 Significant Mineralized Intersections, Tower Prospect 9-30 Table 14-1 Verification Assays of Samples Collected from Selected Intervals of Core from Holes Drilled on the William Lake Property 14-2 Table 15-1 Summary of NI 43-101 Mineral Resource Estimate of Minago Deposit. 15-1 Table 20-1 Proposed Program and Budget 21-2

ii

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

LIST OF FIGURES

PAGE Figure 4-1 Location Map 4-3 Figure 4-2 Geological Map of Manitoba 4-4 Figure 4-3a Property Map 4-5 Figure 4-3b Claim Map – North Sheet 4-6 Figure 4-3c Claim Map – South Sheet 4-7 Figure 7-1 Thompson Nickel Belt Regional Geology 7-2 Figure 7-2 Stratigraphic Column of Ospwagan Group, Thompson Nickel Belt 7-3 Figure 7-3 Thickness of Paleozoic Cover 7-8 Figure 7-4 Geology and Mineral Occurrences 7-9 Figure 7-5 Geology and Mineral Prospects 7-10 Figure 8-1 Schematic Geometry of Ultramafic Bodies and Geometric Relationship to Nickel Mineralization in TNB 8-1 Figure 9-1 W56 Prospect Geology and Diamond Drill Holes 9-3 Figure 9-2 W56 Prospect Section 31+00 W 9-4 Figure 9-3 W56 Propsect Vertical Longitudinal Section 9-6 Figure 9-4 W56N – W21 Prospect Geology and Diamond Drill Holes 9-9 Figure 9-5 W56N Prospect Section 47+00 W 9-10 Figure 9-6 W56N Prospect Vertical Longitudinal Section 9-11 Figure 9-7 W22 Propsect – Outline of Ultramafic Sill and Surface Projection of Mineralized Zones 9-16 Figure 9-8 W22 Prospect Section 1+50 W 9-17 Figure 9-9 W22 Prospect Vertical Longitudinal Section 9-18 Figure 9-10 W21 Prospect Section 110o 9-21 Figure 9-11 W21 Prospect – Outline of Ultramafic Sill and Surface Projection of Significant Intersections 9-22 Figure 9-12 Lime Prospect – Outline of Ultramafic Sill and Surface Projection of Significant Intersections 9-24 Figure 9-13 W42 Prospect – Outline of Ultramafic Sill and Surface Projection of Significant Intersections 9-26 Figure 9-14 W55 Prospect – Outline of Ultramafic Sill and Surface Projection of Significant Intersections 9-28 Figure 9-15 Tower Prospect Section 41+00 W 9-31 Figure 9-16 Tower Zone Prospect Vertical Longitudinal Section 9-32 Figure 14-1 Difference between UTM Easting and Northing of Original Xstrata Collar Locations and GPS Coordinates 14-5

iii

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

LIST OF APPENDIX FIGURES & TABLES

PAGE Table 26-1 List of Manitoba Government Mineral Assessment Files Covering the William Lake Property 26-1 Table 27-1 List of Mineral Claims Constituting the William Lake Property 27-1 Table 27-2 List of Exploration Permits of the William Lake Property. 27-6 Table 28-1 List of Xstrata Nickel Diamond Drill Holes Collared on the William Lake Property 28-1 Table 28-2 List of pre-Xstrata Nickel Diamond Drill Holes Collared on the William Lake Property 28-12 iv

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

1	SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Pure Nickel Inc. (PNI) to prepare an independent Technical Report on the William Lake Property (WLP), located near Thompson, Manitoba. The purpose of this report is to summarize previous work and, in particular, the exploration undertaken by Xstrata Nickel (Xstrata), through its precursor company, Falconbridge Limited (Falconbridge), and highlight all the significant nickel mineralization outlined by the company over more than 13 years of active exploration on the property. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

INTERPRETATION AND CONCLUSIONS

Exploration by Xstrata and others has led to the discovery of numerous Ni-sulphide prospects on the WLP, particularly along the William Lake trend, and a polymetallic base and precious metal prospect at Tower Zone. Xstrata was focussed on discovering a deposit with a minimum threshold of 20 million tonnes at nickel grades prevailing in the district. The drilling strategy was to step out large distances, typically 150 m to 200 m, on significant intersections to quickly screen out sub-threshold mineralized zones. Although the company failed to outline a target threshold deposit, the resulting drilling pattern provides room to outline smaller concentrations (i.e., less than 20 million tonnes) that could be economic at today’s metal prices. One or more such deposits could be delineated with in-fill drilling around existing mineralized intersections and by drilling on the lateral and depth extensions of prospects.

The challenge in drilling this type of mineralization will be to maintain geological control because the complex deformational history of the area is such that mineralized zones are expected to pinch and swell and to plunge or rake in longitudinal section and show complex relationships to enclosing and adjacent ultramafic bodies. Close spaced drilling will be required to ensure geological and grade continuity between holes.

1-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

The limited assay verification program undertaken by the author on core samples collected from the core racks in Wabowden, Manitoba, all returned Ni assay results consistent with the original assays. The lithologies observed in core are also consistent with the descriptions in the logs. Xstrata personnel were quite competent to deal with this type of mineralization and knew how to recognize the characteristic features of the stratigraphic units forming the Pipe Formation and lower part of the Opswagan Group. Moreover, most if not all the core from the WLP has been re-logged by Joseph Macek, an expert on the stratigraphy and structural geology of the Thompson Nickel Belt (TNB). His logs will be available shortly to project personnel even if they were not to the author at the time of writing this report.

A review of the analytical results shows that project pulp standards were systematically inserted into batches and that both laboratories utilized during the project’s 13-year history, used internal standards and replicates and published these results in the certificates. However, for samples collected prior to 1994 no certificates were available to the author because they had not been included in the submitted assessment reports until then.

The only weakness found in the procedures used by Xstrata appears to be the lack of blanks, reliance on low grade standards (circa 0.3% Ni), apparently limited follow up of failed standards in batch results and a verification assay program in a secondary laboratory limited to the W22 prospect. Xstrata’s primary protocols called for geochemical-grade analysis of all samples and re-analysis by assay-grade method of all samples with Ni above 5,000 ppm. Unfortunately, the majority of inserted project standards had Ni values below this threshold and were therefore not re-assayed.

In some cases high grade standards were inserted, particularly when the logging geologist knew high Ni grades were anticipated. These standards gave very good performance suggesting the analytical results are accurate. Unfortunately too many of the mineralized batches must rely on low grade standards for accuracy estimation. The

1-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com analytical results from mineralized intervals of Xstrata drilling will therefore require more work to include into any resource estimation.

PGE analyses done on samples from the W21 Prospect indicate a significant enrichment of all the PGE metals in the Ni-sulphide mineralization on the WLP. Unfortunately, PGE were only occasionally assayed in the other prospects, with few QA/QC controls, so that actual PGE distribution in the Ni-sulphide mineralization for the most part remains unknown. Any interest by PNI to investigate the economic potential of the Ni-sulphide mineralization on the WLP to host PGE will require re-sampling and analysis of the core for PGE using proper QA/QC controls, including ore-grade PGE standards.

Except for the collars on W21, none of the drill holes have been surveyed. A limited collar location verification program by the author using a handheld GPS unit showed accuracy errors in the UTM coordinates of the holes that are of no consequence in early stage projects but must be improved for resource estimation. Any mineralized zone that eventually becomes the object of an NI 43-101-compliant resource estimation will need to have all collars, new and existing, properly located by a professional land surveyor. In the interim a differential GPS survey will provide a quick and accurate georeferencing of all easily accessible collars, particularly along the William Lake trend and at the Tower prospect.

The exploration approach used by Xstrata on the WLP is considered to be more than adequate for the targeting of Ni-sulphide mineralization of the TNB type. All geophysical targets were prioritized on the basis of quantitative and qualitative criteria pertaining to Ni-sulphide favourability, and the project’s success ratio was excellent. New mineralized zones were discovered almost every year the project operated and the justifiable necessity to re-allocate part of drilling budgets to follow up on successful holes led to fewer reconnaissance geophysical targets being tested. Numerous high quality targets remain untested on the WLP.

1-3

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

It is important to note that geophysical technologies have greatly evolved in the last 15 years, that is, since the time most of the early airborne geophysical work was done on the WLP by Xstrata. New EM systems in particular are much deeper penetrating and have much improved capabilities to detect superconductors. Arguably the best Ni-sulphide targets, those highly conductive anomalies that until recently were not even detectible with off-time EM systems, can now be resolved using long time base or B-field measurements. In addition, the cost of computation and the development of advanced modelling algorithms in the last decade have resulted in unprecedented capability of visualizing 3D features in the subsurface. There is excellent opportunity on the WLP to apply new airborne EM technologies and to re-process existing surveys with advanced algorithms to improve on the targeting methods used by Xstrata.

In the opinion of Scott Wilson RPA, exploration to date on the WLP has clearly demonstrated the potential of the property to host both Ni-sulphide mineralization of the TNB type and base and precious mineralization of possible VMS type to warrant an aggressive exploration program that will focus both on following-up and detailing existing mineralized zones and to further test priority geophysical targets on the property.

RECOMMENDATIONS

Scott Wilson RPA is of the opinion that the William Lake Property near Grand Rapids, Manitoba, merits considerably more Ni-sulphide exploration work, and an important two-phase work program is recommended. Phase 1 is meant to investigate continuity of mineralization in the best prospects identified by Xstrata, namely W56, W56N, W22, W21 and Tower, by carrying out in-fill drilling near the best mineralized intersections and to extend the mineralization beyond the limits established by current drilling. This will require a minimum of 2,600 m of diamond drilling. Phase 1 will also include limited airborne and ground geophysical surveying to test the response of known Ni-sulphide mineralization using up to date geophysical technologies and a limited historical data re-processing program covering the same areas as the surveying. Existing drill hole collars should be georeferenced using differential-GPS, especially along the William Lake trend and at the Tower prospect. Such a survey will provide submetric accuracy for the collar locations.

1-4

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

A Phase 2 program is recommended that will undertake the delineation of one prospect with the objective of delivering an inferred resource and will be contingent on identifying in the first phase one or more prospects with the potential to contain 5 million tonnes or more of Ni-sulphide mineralization at TNB grades. A 22,000 m program is proposed, which although possibly insufficient to deliver an NI 43-101-compliant inferred resource with the minimum threshold tonnage, will nevertheless allow a substantial resource to be established on the property and significantly advance the project towards that objective. Phase 2 also includes a proposal for airborne or ground geophysical programs (depending on which method is validated in Phase 1) and additional data re-processing and a 3,000 m drilling program to test priority targets generated with the geophysics. In addition, re-sampling of core should be done on mineralized intersections of existing holes that are to be included in any NI 43-101-compliant resource estimate.

Details of the recommended two-phased program are shown in Table 1-1 below. Scott Wilson RPA has reviewed and concurs with the recommended program and budget.

SCOTT WILSON RPA www.scottwilson.com

www.scottwilsonmining.com

TABLE 1-1 PROPOSED PROGRAM AND BUDGET

Pure Nickel Inc.—William Lake Project

Item C$

Phase 1 Program (2007-2008)

Staff Costs (2 geologists/geophysicists; 2 technicians) 175,000

Project management (Head office, geology) 45,000

Transportation, camp costs, expense accounts 105,800

Supplies, software, hardware 10,000

Line cutting – 50 km @ $350/km 18,000

Permitting 5,000

Geophysical Surveys

Airborne VTEM surveys 600 km2 @ $165/km 2 100,000

Ground & BHEM Crone surveys 30 days@ $3,000/day 90,000

Geophysical data reprocessing (includes Crone and Condor processing) 25,000

Diamond Drilling ($150/m)

William Lake Trend—6 holes—2,600 m 390,000

Cat work, travel time, camp set up, Misc 50,000

Assays 450 @ $50/analysis 20,000

Miscellaneous/Contingency 10% (Truck/car rental, hotel, restaurant, airline, helicopter) 100,000

Total Phase 1 1,133,800

Phase 2 Program (2008-2009)

Staff Costs (3 geologists/geophysicists; 4 technicians) 425,000

Project management (Head office, geology) 90,000

Transportation, camp costs, expense accounts 200,000

Supplies, software, hardware 20,000

Permitting 10,000

Geophysical Surveys

Airborne VTEM surveys 600 km2 @ $165/km 2 (only if successful in stage 1) 100,000

Crone 3D BHPEM surveys 40 days @ $3,000/day 120,000

Geophysical data reprocessing (includes Crone and Condor processing) 45,000

Diamond Drilling ($150/m)

Deposit delineation 22,000 m 3,300,000

Reconnaissance drilling 3,000 m 450,000

Misc. drilling costs (Cat, rentals, travel time etc) 100,000

Assays 4,000 @ $50/analysis 200,000

Miscellaneous/Contingency (Truck/car rental, hotel, restaurant, airline, helicopter) 200,000

Total Phase 2 5,260,000

1-6

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

TECHNICAL SUMMARY

The WLP is underlain by Ni-sulphide mineralization very similar in character to the classic deposits of the TNB and by polymetallic base and precious metal mineralization of possible VMS type. Both types of mineralization are hosted by Paleoproterozoic metasedimentary rocks and ultramafic intrusions unconformably overlain by 75 m to 150 m thick succession of Paleozoic limestones and sandstone.

PROPERTY DESCRIPTION AND LOCATION

The WLP is located in nortwestern Manitoba between the towns of Grand Rapids and Wabowden in the historic TNB along its southern extension beneath Paleozoic cover. The property, which is located 460 km northwest of Winnipeg, consists of one hundred and forty seven (147) mineral claims covering a total of 31,057 ha and two (2) exploration licences totalling 108,536 ha.

LAND TENURE

The WLP was acquired from Xstrata as part of a package of ten nickel and PGE properties located in Manitoba and Quebec, including the former operating mine at Manibridge in the TNB in Manitoba. On August 2, 2007, PNI announced completion of the deal and the acquisition of a 100% interest in nine separate properties (including the WLP) and Xstrata’s 50% joint venture interest in one property in consideration of C$15,250,000 in cash and the issuance of 4,000,000 warrants exercisable upon the payment of $2.00 per share at any time for a period of three years. In addition, PNI granted Xstrata:

(i) a 2% NSR on each property (subject to PNI having the right to reacquire 1% thereof for C$1,000,000); (ii) off-take and marketing rights for all concentrate or product produced from the ten properties; and (iii) a single back-in right to 50% for any one (but only one) mining project with an economic threshold of 15,000,000 tonnes of resources. PNI retains the right, however, to joint venture any or all properties to interested third parties subject to the conditions above.

1-7

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

SITE INFRASTRUCTURE

The region has excellent infrastructure for mining development. A regional transport electrical power line follows highway 6. Major metallurgical facilities and skilled labour force are available in Thompson and Flin Flon a few hundred kilometres to the northeast and northwest, respectively.

HISTORY

Initial exploration for nickel in the TNB dates back to 1946 when CVRD-Inco embarked on a 10-year program that led to the discovery of the Moak deposit. The Thompson deposit was discovered in 1956, which led to the development of mining and metallurgical facilities in the town of Thompson and start of production in 1961.

Xstrata, through its precursor entity, Falconbridge, carried out comprehensive and high quality exploration programs on the WLP during the period 1989 to 2002 which included airborne and ground geophysical surveys and 260 diamond drill holes totalling 136,542 linear metres within the boundaries of PNI’s property.

GEOLOGY

The WLP is located along the southern extension of the TNB which is part of the Paleoproterozoic Circum Superior Belt, a rifted cratonic margin. Along the TNB nickel sulphide deposits are associated with ultramafic komatiite sills dated at 1,880 Ma intruding Paleoproterozoic sedimentary rocks of the Opswagan Group consisting of conglomerate, greywacke, iron formation, and pelitic and calcareous sediments capped by mafic and ultramafic volcanic rocks. To the south the TNB passes beneath Paleozoic cover rocks but is inferred to extend at least 275 km to the Saskatchewan border and possibly down to North Dakota, beneath up to 2,000 m of Paleozoic and Mesozoic cover rocks.

The Opswagan Group has been subdivided into a series of units, namely the Manasan, Thompson, Pipe and Setting Formations and the Bah Lake Assemblage. The Manasan Formation, which is in unconformable contact with Archean gneisses, is composed of a 1-8

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com basal quartzite and conglomerate fining upwards into siltstone and wacke (semipelite). This sequence has been interpreted as a transgressive event in response to a passive margin subsidence.

The rocks of the TNB have suffered at least three phases of deformation and amphibolite to granulite facies metamorphism around 1,820 Ma. The sediments are tightly infolded with Archean basement gneisses. To the northwest the TNB is bounded to the Paleoproterozoic Churchill province by a major Churchill-Superior boundary fault.

The ultramafic bodies intrude the Archean basement gneisses and the Opwagan Group sedimentary rocks up to the level of the lower member of the Setting Formation but are only mineralized where they intrude the Pipe Formation. Nickel deposits occur at two stratigraphic levels in the Pipe Formation where sulphide minerals are particularly abundant, an association that explains by the fact that the sulphur in the nickel deposits is mainly derived from sediments and the result of assimilation of sulphur-rich sediments by the komatiitic magma.

MINERALIZATION

Mineralization discovered to date on the WLP is of two types and consists of Ni-sulphides mainly found to date along the William Lake trend and polymetallic base and precious metal mineralization of possible VMS origin at the Tower Prospect. The former has been the focus of Xstrata’s efforts during the thirteen years of exploration the company undertook on the property and surrounding areas, whereas the latter was a fortuitous discovery made in 2000 during routine follow-up of a Ni-sulphide geophysical target.

Significant Ni-sulphide-bearing rocks have been intersected in multiple holes in the following prospect areas along the William Lake trend: W56, W56N, W22, W21, W42, W55, and Lime. The mineralization invariably occurs within or in the vicinity of deformed and boudinaged ultramafic bodies or within iron formations and other sulphide-rich metasedimentary rocks and in crosscutting pegmatite dykes.

1-9

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

W56 prospect occurs on the southwest limb of major synclinorium and significant Ni-rich mineralization reaching a maximum width of nearly 7.0 m (core length) occurs at the southwestern contact of a boudinaged and dismembered ultramafic body. The best intersection cut 6.73 m grading 2.80% Ni in wide spaced drilling. Much more drilling is required to properly evaluate the economic potential of this mineralized zone and to provide enough confidence in the interpolation of mineralized intersections to allow estimation of an NI 43-101 resource.

Prospect W56N is mainly hosted by sulphide-rich iron formations next to an ultramafic body and the mineralization appears to dip genthly to the northeast. The best intersection obtained from this zone was 3.44% Ni over 2.10 m. Significant off-hole conductors remain untested on the periphery of the zone at depth.

The W22 prospect consists of multiple Ni-sulphide mineralized zones within a 420 m-wide ultramafic body and in metasedimentary rocks on the southwest contact of the intrusion. The best intersection obtained in the zone was 1.6% over 15.1 m. Moreover, disseminated mineralization in the sub-percent Ni range occurs over widths of up to 87 m. Analyses of PGE metals indicate elevated concentrations of all the PGE, not only Pt and Pd. Some potential remains to expand the mineralization along strike and at depth.

The Tower prospect is located outside of the William Lake trend, in the northeast corner of the WLP. The zone was discovered by testing a Ni-sulphide geophysical target and has been intersected in multiple holes. The best intersection obtained to date is 5.30% Cu, 2.01% Zn, 0.85 g/t Au, and 22.0 g/t Ag over 3.78 m. The zone is open at depth and along strike.

1-10

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

2	INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Jay Jaski, CEO of Pure Nickel Inc.(PNI), to prepare an independent Technical Report on the William Lake property (WLP), located near Thompson, Manitoba. The purpose of this report is to summarize previous work and, in particular, the exploration undertaken by Xstrata Nickel (Xstrata), through its precursor company, Falconbridge Limited (Falconbridge), and highlight all the significant nickel mineralization outlined by the company over more than 13 years of active exploration on the property. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property from October 19 to 21, 2007, to confirm drilling sites and to review core from selected holes stored in Wabowden, Manitoba.

PNI is a Canadian base metal company that amalgamated with Nevada Star Resources Corporation and 6658482 Canada Inc. through a reverse takeover effective March 30, 2007, to form the present company focussed on nickel and platinum group elements (PGE) with three advanced nickel sulphide projects in Canada and Alaska.

Currently, the major assets and facilities associated with the Project are the mineral rights along with the extensive dataset provided by Xstrata and virtually all the core from the various Falconbridge/Xstrata drilling campaigns currently stored in covered core racks or in cross piles in Wabowden, Manitoba. The property is well located along highway 6 leading north to Thompson and Flin Flon, and both mining districts have important metallurgical processing infrastructure. Moreover a rail line passes 80 km north of the property and a regional transport electrical power line follows highway 6 along the property’s eastern edge.

No mineral resources have been defined by Xstrata since none of the mineralized zones outlined on the WLP met Xstrata’s internal economic criteria and the discoveries

2-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com were mainly made during the 1990s when metal prices were at historically low levels. As a result drill hole spacing is often too large to allow confidence in interpolating metal grades between mineralized drill intercepts and in-fill drilling will be required to develop NI 43-101 compliant resources.

SOURCES OF INFORMATION

A site visit was carried out by Charles Beaudry, P.Geo., Associate Geologist with Scott Wilson RPA, from October 19 to 21, 2007. Although the Proterozoic-aged mineralization-hosting rocks cannot be directly observed in outcrop because of the presence of over 100 m of flat-lying Paleozoic sedimentary rocks, the exercise, nevertheless, provided the opportunity to confirm the presence of drill setups and to georeference with a GPS unit the collars of 14 drill holes.

Documentation for this report was obtained from PNI and from the scanned reports submitted by Xstrata to the Manitoba government for assessment purposes. Moreover, an extended interview was held with Patricia Tirschman, Vice-President Exploration for Continental Nickel Ltd., who was Project Geologist for Xstrata on William Lake during much of the 1990s. These discussions were very useful to obtain some background information on operating procedures and quality assurance/quality control (QA/QC) issues which do not appear in print and provide excellent insight on the application of exploration technology by Xstrata.

This report benefits from discussions with Mr. Phil Mudry, P. Geo., Central Region Manager of PNI, who provided an outline of PNI’s objectives and expectations for the project. The report was written entirely by Mr. Charles Beaudry, M.Sc., P.Geo, who is a Qualified Person.

The documentation reviewed, and other sources of information, are listed in Section 22 References and Appendix 3 of this report.

2-2

SCOTT WILSON RPA *www.scottwilson.com* *www.scottwilsonmining.com*

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is Canadian dollars (C$) unless otherwise noted.

μ	micron
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
A	ampere
a	annum
bbl	barrels
Btu	British thermal units
C$	Canadian dollars
cal	calorie
cfm	cubic feet per minute
cm	centimeter
cm^2	square centimetre
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
g	gram
G	giga (billion)
Gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft^3	grain per cubic foot
gr/m^3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in^2	square inch
J	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km^2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/s	litres per second
m	metre
M	mega (million)
m^2	square metre
m^3	cubic metre
min	minute
MASL	metres above sea level
mm	millimetre
mph	miles per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative elevation
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	watt
wmt	wet metric tonne
yd^3	cubic yard
yr	year

2-3

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

3	RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Pure Nickel Inc. The information, conclusions, opinions, and estimates contained herein are based on:

Information available to Scott Wilson RPA at the time of preparation of this report,

Assumptions, conditions, and qualifications as set forth in this report, and

Data, reports, and other information supplied by Pure Nickel Inc. and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Pure Nickel Inc. Scott Wilson RPA has not researched property title or mineral rights for the William Lake project and expresses no opinion as to the ownership status of the property. A list of mineral claims and exploration licences were obtained from the GIS map gallery (http://www.gov.mb.ca/iedm/mrd/geo/gis/index.html) located on the Manitoba government web site. The list of titles corresponds to the mineral dispositions supplied by the client, providing some corroboration of title even if the web site data are not considered valid legal opinion. 3-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

4	PROPERTY DESCRIPTION AND LOCATION

The WLP is located in nortwestern Manitoba between the towns of Grand Rapids and Wabowden (Figure 4-1) in the historic Thompson Nickel Belt (TNB) along its southern extension beneath Paleozoic cover (Figure 4-2). The center of the property is located 460 km northwest of Winnipeg, the provincial capital.

The property consists of one hundred and forty seven (147) mineral claims covering a total of 31,057 ha and two (2) exploration licences totalling 108,536 ha (Figures 4-3a, 4-3b, and 4-3c). Except for five (5) claims located off the northern edge of the property, the claims and permits form a contiguous land package but enclose the Little Limestone Lake Park Reserve (4,081 ha) and an open block over the William Lake Dome covering 9,457 ha, both of which are not part of PNI’s WLP. The mineral dispositions are listed in Appendix 3. All the claims and one of the two exploration permits are presently recorded in the name of PNI. The other permit, in the name of Falconbridge, should be reassigned shortly.

All of the claims and permits now constituting the WLP were staked by Falconbridge (now Xstrata). The property changed shape and extent over the years, but the core claims on the William Lake trend were maintained intact.

The WLP was acquired from Xstrata as part of a package of ten nickel and PGE properties located in Manitoba and Quebec, including the former operating mine at Manibridge in the TNB in Manitoba. On August 2, 2007, PNI announced completion of the deal and the acquisition of a 100% interest in nine separate properties (including the WLP) and Xstrata’s 50% joint venture interest in one property in consideration of C$15,250,000 in cash and the issuance of 4,000,000 warrants exercisable upon the payment of $2.00 per share at any time for a period of three years. In addition, PNI granted Xstrata:

4-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

(iv) a 2% NSR on each property (subject to PNI having the right to reacquire 1% thereof for C$1,000,000); (v) off-take and marketing rights for all concentrate or product produced from the ten properties; and (vi) a single back-in right to 50% for any one (but only one) mining project with an economic threshold of 15,000,000 tonnes of resources. PNI retains the right, however, to joint venture any or all properties to interested third parties subject to the conditions above.

No previous mining has ever been recorded on the WLP.

The principal environmentally sensitive issues concerning the property are the presence of the recently constituted Little Limestone Lake Park Reserve, a native community within the property adjacent to the park, and the presence of an important regional aquifer in the Paleozoic sediments. This last item requires that all holes be plugged to prevent cross-stratal flow, a standard procedure adopted by Xstrata which should be continued by PNI.

PNI reported in a news release dated September 19, 2007, that it was granted a work permit by Manitoba Conservation to undertake diamond drilling on the WLP. The drilling program has been tendered to Cyr Drilling International Ltd of Winnipeg, Manitoba, for a minimum of 3,000 m. Drilling is scheduled to start in October 2007 and the program will be based out of a newly constructed trailer camp located on the property.

4-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

NUNAVUT

60° N

98° 94° 90°

102° W W W N

W

Churchill

Hudson Bay

58° N

M A N I T O B A

Lynn Lake

56° N

Thompson

Flin Flon

William Lake Property 54° N

SASK. Grand Rapids ONTARIO

Lake Winnipeg

52° N

Winnipeg Figure 4-1

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

0 50 100 150 200 Kilometres Location Map

November 2007

4-3

www.rpacan.com SCOTT WILSON RPA www.scottwilson.com

HUDSON

BAY

Lynn Lake

Leaf Rapids

Thompson N

Thompson Nickel Belt

0 50 100 150 200

Flin Flon

Kilometres

Snow Lake

Legend:

WILLIAM LAKE PROPERTY Phanerozoic

Cenozoic Mesozoic Paleozoic

Precambrian

Lake Paleoproterozoic granites & gneisses

Winnipeg

Archean granites & gneisses Mafic & ultramafic intrusive rocks

Lake

Winnipegosis Metagreywacke Metasandstone

Metavolcanic rocks (greenstone belts)

Bissett

Figure 4-2

Assiniboine Lake

Manitoba

Pure Nickel Inc.

River

Winnipeg William Lake Property

River Manitoba, Canada

Red

Geological Map of Manitoba

November 2007

4-4

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com


Refer to Figure 4-3b North Sheet
N
5,980,000
297B
OPEN
319B
Refer to Figure 4-3c South Sheet
5,940,000
Highway
6
440,000
490,000
0
5
10
Kilometres
(UTM NAD83, Zone 14)
Little Limestone Lake Park Reserve
Mosakahiken Cree Nation

Figure 4-3a

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

Property Map

November 2007

4-5

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

465,000 W54541 W54542 485,000 N

W54533 W54534 W54535

5,985,000

MB4812 MB4813 MB4814 MB4815 MB4816 MB4817 MB4818 MB4819

319B

MB4951 MB4825MB4824 MB4823 MB4822 MB4821 MB4820 MB4959 MB4960 MB4827 MB4828 MB4829 MB4830MB4831

MB4981 MB4982 297B MB4836 MB4835 MB4834 MB4833MB4832 MB4984 MB4983 MB4838 MB4839 MB4840 MB4841 MB4842 MB4985MB4986 MB4847MB4846 MB4845 MB4844 MB4843 MB4877 MB4876 MB4875

MB4988 MB4987

MB4878 MB4874 OPEN MB4848 MB4849 MB4850 Highway

MB4989 MB4990 6 MB4879 P1865F MB4873 MB4811MB4837

P1867F P1866F P1864F 319B

MB4992 MB4880 P1868F MB4851 MB4852 MB4952MB4953 P1863F MB4872

MB4997 MB4998 MB4854 MB4853

MB4954 P1862F MB4871 MB4855

MB5000 MB4999 319B MB4955 P1861F MB4870 MB4857 MB4858

MB4968 MB4856 0 2 4 MB4967 MB4956 P1860F P1859F MB4869 MB4867 MB4866 MB4861 MB4859 Kilometres

(UTM NAD83, Zone 14)

5,965,000

Little Limestone Lake Park Reserve

Figure 4-3b

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

Claim Map—North Sheet

November 2007

4-6

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

MB4952MB4953 MB4872 5,970,000

N MB4994 MB4995 MB4996 MB4997 MB4998

297B MB4854

P1862F MB4871 OPEN

MB4963 MB4962 MB4961 MB5000 9 MB4954 MB4855

MB49 9 MB4955 P1861F MB4870 MB4856 MB4857 MB4964MB4965 MB4966 MB4967 MB4968 P1860F MB4869 MB4867 MB4866 MB4861

MB4956 P1859F

MB4973MB4972 MB4971 MB4970 MB4969 MB4895 MB4868 MB4865 MB4862

P1858F P9932E

MB4974 MB4975 MB4976 MB4957 P1855F MB4863 MB4958 P9929E P1856F

MB4979 MB4978 MB4977

MB4980 MB5101 MB7268 MB5104 MB5103 MB5102 MB5105 MB4891MB4892 MB5111 MB 4894 MB4893

319B

460,000 6 480,000

Highway

5,950,000

0 2 4 Kilometres (UTM NAD83, Zone 14)

Little Limestone Lake Park Reserve

Mosakahiken Cree Nation

Figure 4-3c

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

Claim Map—South Sheet

November 2007

4-7

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The WLP is located in northwestern Manitoba, approximately 75 km northwest of Grand Rapids and 140 km southwest of Wabowden. Paved highway 6 runs along the eastern border of the property and provides access to the east part of the property along forest roads. The western part of the property can be accessed from forestry roads coming in from the northwest.

The whole area is forested and surface rights belong to the crown. Commercial logging operations have been going on for decades and most of the property has been deforested at one time or another with new growth at various levels of development.

The climate of the area is classified as cold continental type subject to extreme seasonal variations. Total annual precipitation is approximately 500 mm and snow remains on the ground from November to April. Average summer temperatures are around 15°C, with occasional daily highs in excess of 30°C. From November through March, average daily temperatures are about -5°C to -25°C, but there can be periods of -30°C to -40°C. Lake ice forms in mid to late November and melts in early May.

The region has excellent infrastructure for mining development. A regional transport electrical power line follows highway 6. Major metallurgical facilities and skilled labour force are available in Thompson and Flin Flon a few hundred kilometres to the northeast and northwest, respectively. In addition, Manitoba is considered to be one of the most mining friendly jurisdictions in Canada by the Fraser Institute (annual survey of mining companies, 2006-07).

The whole region is quite flat, with total relief of about 25 m and local relief rarely exceeding 15 m. Large, shallow lakes occur throughout the surrounding area so that the

5-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com property is in fact anomalous in this respect that, apart from William and Little Limestone lakes, there are relatively few lakes. Limestone ridges protruding 5 m to 15 m above the plain are common.

Vegetation varies from mixed forest of jack pine, spruce, poplar and birch on higher, well drained soils to black spruce, balsam, tamarack and, locally, alder in poorly drained areas. Jack pine stands are the main target of forestry operations on the property.

During operations by Xstrata water for drilling was either pumped directly from William Lake or one of the smaller lakes in the area when holes were close enough or transported on bush roads during winter months.

5-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

6	HISTORY

Initial exploration for nickel in the TNB dates back to 1946 when CVRD-Inco embarked on a 10-year program that led to the discovery of the Moak deposit. The Thompson deposit was discovered in 1956, which led to the development of mining and metallurgical facilities in the town of Thompson and start of production in 1961.

In addition to the operating mines, Crowflight Minerals Inc. has published an NI 43-101 Technical Report (Puritch and Ewert, 2006) and a feasibility study (Crowflight Minerals Inc., 2007) and is currently rehabilitating the old Bucko mine, planning to start production in 2008. Nuinsco Resources Limited, and later Victory Nickel Inc., has tabled a preliminary economic assessment of the Minago deposit (Wardrop, 2006).

The area covering WLP (mainly the northern part where Paleozoic sedimentary cover is thinner) has been the subject of exploration since the late 1960s with the development of deeper penetrating airborne EM geophysical systems. A complete listing of holes is presented in Appendix 4 and Table 6-1 summarizes the drilling statistics. Canamax Resources Inc. carried out a ground follow-up EM survey on a property covering the northeast corner of the WLP and extending to the north to the Minago deposit in the late 1960s and early 1970s and drilled a total of 8,612 m in 25 holes. Cominco Ltd. drilled 13 holes on the WLP during the early 1970s, and in 1970 D.R. Derry drilled four holes totalling 1,331 m. After a hiatus of fifteen years Sherritt Gordon Ltd. staked some claims around Lime Lake on the southeastern extension of the William Lake trend and drilled four holes in 1989-90 for a total of 1,690 m, discovering the Lime Zone in the process. Finally Manitoba Mineral Resources Ltd. drilled a single 494 m hole on the property in 1990.

6-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

TABLE 6-1 SUMMARY STATISTICS FOR PRE-XSTRATA DIAMOND DRILLING ON WILLIAM LAKE PROPERTY
Pure Nickel Inc. – William Lake Property

Year	Canamax Resources m	Cominco m	Derry, D.R. m	Manitoba Mineral Resources m	Sherritt Gordon m	Total m
1968	352.3(1)					352.3
1969	3,133.0 (9)					3,133.0
1970	3,561.3(11)	929.1(2)	1,331.0(4)			5,821.4
1971	1,565.1(4)	288.0(1)				1,853.1
1972		2,697.2(6)				2,697.2
1973		1,096.6(2)				1,096.6
1974		1,524.6(2)				1,524.6
1989					464.0(1)	464.0
1990				494.0(1)	1,226.0(3)	1,720.0
Total	**8,611.7(25)**	**6,535.5(13)**	**1,331.0(4)**	**494.0(1)**	**1,690.0(4)**	**18,662.2**

Note. Number of drill holes in parenthesis.

Xstrata, through its precursor entity, Falconbridge, carried out comprehensive and high quality exploration programs during the period 1989 to 2002 which included airborne and ground geophysical surveys and 260 diamond drill holes totalling 136,542 linear metres within the boundaries of the WLP (Table 6-2).

TABLE 6-2 SUMMARY STATISTICS FOR XSTRATA NICKEL DRILLING ON THE WILLIAM LAKE PROPERTY
Pure Nickel Inc. – William Lake Property

Year	Number DDH	Total Metres
1989	1	200.2
1990	1	511.1
1991	17	8,621.5
1992	22	12,181.5
1993	5	2,915.0
1994	15	8,290.9
1995	34	18,207.7
1996	27	14,742.9
1997	7	4,609.7
1998	46	27,080.2
1999	36	17,457.6
2000	28	12,462.8
2001	18	8,057.5
2002	3	1,203.0
Total	**260**	**136,541.6**

6-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

In spite of thirteen years of exploration Xstrata was not able to drill all the favourable geophysical targets on the WLP in part because success at finding Ni mineralization forced the company to focus on testing several new discoveries. As a result many targets remain untested. Moreover airborne geophysical technologies have evolved tremendously since the early 1990s, particularly in regard to depth penetration and capacity to discriminate super conductors.

6-3

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

7	GEOLOGICAL SETTING

REGIONAL GEOLOGY

The WLP is located along the southern extension of the TNB which is part of the Paleoproterozoic Circum Superior Belt, a rifted cratonic margin (Bleeker, 1990) (see Figure 4-2). Along the TNB nickel sulphide deposits are associated with ultramafic komatiite sills dated at 1,880 Ma (Hulbert et al., 2005) intruding Paleoproterozoic sedimentary rocks of the Opswagan Group consisting of conglomerate, greywacke, iron formation, and pelitic and calcareous sediments capped by mafic and ultramafic volcanic rocks. To the south the TNB passes beneath Paleozoic cover rocks but is inferred to extend at least 275 km to the Saskatchewan border and possibly down to North Dakota, beneath up to 2,000 m of Paleozoic and Mesozoic cover rocks (Layton-Mathews et al., 2007) (Figure 7-1).

The Opswagan Group has been subdivided into a series of units, namely the Manasan, Thompson, Pipe and Setting Formations and the Bah Lake Assemblage (Figure 7-2 and Layton-Mathews et al., 2007). The Manasan Formation, which is in unconformable contact with Archean gneisses, is composed of a basal quartzite and conglomerate fining upwards into siltstone and wacke (semipelite). This sequence has been interpreted by Bleeker (1990) as a transgressive event in response to a passive margin subsidence.

The Thompson Formation marks the passage to chemical sedimentation on a stable platform environment and includes semipelitic sediments, dolomitic marble and chert.

The Pipe Formation consists of a sequence of chemical and chemical-clastic sediments subdivided into three members, a lower silicate- and sulphide-facies iron formation , and red chert overlain by pelitic schist followed by pelitic schist with calc-silicate intercalations (Bleeker, 1990).

7-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Figure 7-1

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

Thompson Nickel Belt Regional Geology

William Lake Property

November 2007 Source: Eckstrand and Hulbert , 2007; Hulbert et al., 2005)

7-2

SCOTT WILSON RPA

www.scottwilson.com
www.scottwilsonmining.com


Sedimentary Sulphide (modal increase)
Formation
Member
OSPWAGAN GROUP
BAH LAKE ASSEMBLAGE
Mafic to Ultramafic Volcanics
1, 2, 3
SETTING FORMATION
Upper Clastic Sediments
S2
S1
PIPE FORMATION
Pelitic Sediments and Iron Formations
P3
P2
P1
Thompson, William Lake
Pipe, Birchtree
THOMPSON FORMATION
Calcareous Sediments
T3
T2
T1
MANASAN FORMATION
Lower Clastic Sediments
M2
M1
ARCHEAN BASEMENT
A
Legend:
Mafic and Ultramafic flows-massive and pillowed
Pebble and conglomerate
Quartzite
Nickel sulphide deposit
Silicate and sulphide facies iron-formation, sedimentary sulphides, and red chert
Pelitic schist
Dolomictic marble
Semipelite with calcic plagioclase
Semipelite with sodic plagioclase
Semipelite
Subarkosic to arkosic
Retrogressed gneisses

Figure 7-2

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

Stratigraphic Column of Ospwagan Group, Thompson Nickel Belt

Source: Layton-Mathews et al., 2007; modified after Bleeker, 1990.

November 2007

7-3

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

The Setting Formation is marked by the disappearance of iron formations and consists of interlayered quartzite and pelitic schist that coarsen upwards into immature wackes and pebble conglomerates.

Mafic and ultramafic volcanic rocks of the Bah Lake Assemblage are of uncertain stratigraphic correlation with the rest of the Opswagan Group (Zwanzig, 2004). These rocks include metabasalt, magnesian metabasalt, and metapicrite with pillowed- and spinifex-textured flows and subvolcanic sills.

The rocks of the TNB have suffered at least three phases of deformation and amphibolite to granulite facies metamorphism around 1,820 Ma (Layton-Mathews et al., 2007). The sediments are tightly infolded with Archean basement gneisses. To the northwest the TNB is bounded to the Paleoproterozoic Churchill province by a major Churchill-Superior boundary fault.

The ultramafic bodies intrude the Archean basement gneisses and the Opwagan Group sedimentary rocks up to the level of the lower member of the Setting Formation but are only mineralized where they intrude the Pipe Formation (Layton-Mathews et al., 2007). Nickel deposits occur at two stratigraphic levels in the Pipe Formation where sulphide minerals are particularly abundant, an association that explains by the fact that the sulphur in the nickel deposits is mainly derived from sediments and the result of assimilation of sulphur-rich sediments by the komatiitic magma (Eckstrand et al., 1989).

Deformation has profoundly influenced the distribution of metals in the deposits of the TNB. Most ultramafic bodies occur as disjointed boudins that are typically enveloped by tectonized contacts. They have been deformed along with surrounding sediments and are thought to be syn- to post-sedimentation but pre-deformation in age. The present geometry and distribution of sulphides and metals is strongly influenced by D3, the last important phase of deformation (Macek et al., 2004). Because the sulphides are much more ductile than the hosting sediments and ultramafic sills they tend to flow into zones of low pressure such as fold hinges, extensions of boudins or in faults (Bleeker, 1990).

7-4

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

As a result the nickel-bearing sulphides are commonly separated from the ultramafic intrusions and can be hosted by other lithologies, particularly the sulphidic iron formation, granitic pegmatite bodies and even faults but always in the vicinity of the favourable stratigraphic intervals of the Pipe Formation.

The principal nickel deposits of the TNB are shown in Figure 7-1 and Table 7-1.

TABLE 7-1 PRINCIPAL NICKEL DEPOSITS IN THE THOMPSON NICKEL BELT

Name Size of UM body (DDH intersection width, m) deposit Status Location UTM (NAD83) Description

Mel Zone n/a Explored Lease 576762.69 E

6203813.21 N Mineral Resource - n/a

Moak 250-1000 Explored Lease 588635.39 E

6199717.48 N Mineral Resource - 45 Mt @ 0.7% Ni, widths upto 90 m

Mystery Lake 250-1000 Explored Lease 577874.66 E

6187672.92 N Mineral Resource - 227 Mt @ 0.6% Ni

Thompson Area Combined Resource - 150 Mt @ 2.32% Ni, 0.16% Cu, 0.046% Co, 0.83 g/t PGE1

Thompson 1C 10-250 Present Producer 571987.65 E

6175512.04 N Moneral Deposit - 4.5 Mt

Thompson 1D n/a Present Producer n/a Moneral Deposit - 19 Mt @ 2.5% Ni

Thompson South Pit n/a Past Producer n/a Moneral Deposit - n/a

Birchtree 10-250 Present Producer 567401.25 E

6173472.14 N Moneral Deposit - n/a

Pipe I 10-250 Explored Lease 553193.46 E

6150384.44 N Moneral Deposit - n/a

Pipe II 250-1000 Past Producer n/a Moneral Deposit - ~18Mt2

Pipe Deep n/a Explored Lease n/a Moneral Resource - 3.6 Mt @ 2.32 Ni, 0.1% Cu

Homebone 10-250 Explored Lease 573033.62 E

6127480.23 N Moneral Resource - 3.27 Mt @ 0.81% Ni, and 1.09 Mt @ 1.10% Ni in north Creek zone

Grass 10-250 Explored Lease 541194.64 E

6121504.84 N Moneral Resource - low grade

Soab (north & South) 1-10 Past Producer 538042.03 E

6120827.49 N Moneral Resource - 0.9 Mt grading up to 1.5% Ni

Bowden n/a Explored Lease 522859.16 E

6086262.75N Moneral Resource - 87.9 Mt @ 0.627% Ni

Discovery n/a Explored Lease 524292.08 E

6084007.59 N Moneral Resource - 4.5 Mt@’1% Ni

Bucko n/a Past Producer 522060.43 E

6081418.00N Moneral Resource - 18.9 Mt at 1% Ni or 2.5 Mt @ 2.23% Ni and 0.17% Cu. Includes 11.7m @ 5.1% Ni, 0.40% Cu, and 1.62 g/t PGE3

Resting Lake n/a Explored Lease 518593.22E

6079436.51N Moneral Resource - 90 Mt @ 0.30% Ni-Cu

Manibridge n/a Past Producer 510493.18E

6061680.43 N Moneral Resource - 1.27 Mt @ 2.55% Ni and 0.27% Cu

Minago n/a Explored Lease 487790.01 E

5993365.93 N Moneral Resource - 20.5 Mt @ 1.02% Ni

William Lake n/a Explored Lease 474922.46 E

6075387.78 N Moneral Resource - 0.74% Ni over 32m

1. Naldrett, 2004 3. Crowflight Minerals Ltd., press release, Sept. 20, 2005

2. Bleeker, 1990 n/a = not available

7-5

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

LOCAL AND PROPERTY GEOLOGY

The WLP is located on the southwestern extension of the TNB in an area completely covered by between 70 m and 170 m of flat lying Paleozoic sandstone and limestone (Figure 7-3) and, as a result, the geology of the basement rocks is known exclusively from geophysics and from diamond drilling, primarily by Xstrata.

Ultramafic bodies intrude a sequence of metasedimentary rocks that include quartzites, pelite, calcareous rocks, iron formation and graphitic sediments interpreted by Joseph Macek of the Manitoba Geological Survey to belong to the Opswagan Group (Figure 7-4) (Macek et al., 2002). Moreover the ultramafic bodies which occur along the southwest shore of William Lake where numerous nickel prospects have been outlined by Xstrata (collectively called the William Lake mineralized trend) have been interpreted to be intruded into the Pipe Formation at similar stratigraphic positions to known nickel deposits in the TNB (Figure 7-4) (Macek et al., 2002).

To the northeast of the William Lake trend much of William Lake is underlain by the William Lake Dome, a syn-tectonic granitic intrusion of the same age as the numerous granitic pegmatite dykes and veins frequently encountered in drill holes (Layton-Mathews et al., 2007).

The southern part of the WLP has seen much less drilling and its geology is correspondingly less well known but thought to be mainly underlain by Opswagan Group sedimentary rocks with some documented ultramafic bodies (Tirschman, 1992, 1993). To the east of the property the Paleoproterozoic basement contains abundant mafic and ultramafic volcanics of the Bah Lake Assemblage (Macek et al., 2006 OF2006-33).

In the northeastern corner of the property Xstrata discovered the Tower Zone, a polymetallic base and precious metal sulphide mineralized zone that occurs within pelites of the Pipe Formation (Wells, 2001). The sulphide bands, which clearly crosscut foliation, enclose millimetre- to centimetre-scale rounded ultramafic fragments. Interestingly and highly unusually, these sulphides are very poor in nickel and PGE. The 7-6

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com significance of the Tower Zone remains unclear although the deposit remains open in all directions.

7-7

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

440000m 490000m

Depth to

5990000m N

Paleozoic (m)

100m

WILSON

E E

N -67.6 -114

-126

Tower -137

Zone -146 RPA

-155 -159 -164 -178

W56

Falconbridge DDH Other DDH Mineralized Zone

5	1 m 0

www

Figure 7-3 .

scottwilsonmining www

Pure Nickel Inc.

. scottwilson William Lake Property

0 7 14 Manitoba, Canada

Kilometres Thickness of Paleozoic Cover

5930000m N

( UTM NAD83, Zone 14) .

comcom

November 2007 Source: Falconbridge, 1998.

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com


1. DDH71-28: 0.2%Ni / 1.1m
2. Minago Zone: 14.3 Mt @ 0.82%Ni
3. Nose Deposit: 11.6 Mt @ 1.19%Ni
4. MXB70-34: up to 0.70%Ni / 16.0m
5. Tower Zone: Up to 5.30%Cu, 2.01%Zn, 0.85g/t, Au / 3.78m
6. MXB70-46: Up to 0.43%Ni / 9.0m
7. WL00-300: 1.21%Ni / 0.45m
8. Baker Lake: 0.28%Ni / 0.75m
9. DDH70-93: 0.17%Ni / 1.3m
10. WL96-155: 0.88%Ni / 18.0m incl. 1.83%Ni / 4.00m
11. WL91-22: 0.71%Ni / 1.0m
12. BL93-68: Up to 0.52%Ni / 2.00m
13. BL93-66: 0.63%Ni / 1.82m
14. BL98-222: 0.31%Ni, 0.04%Cu / 5.0m incl. 0.48%Zn, 0.03%Cu / 2.0m and 0.30%Zn, 0.03%Cu / 6.96m incl. 0.38%Zn, 0.04%Cu / 2.0m
5,990,000
5,940,000
440,000
490,000
N
William Lake Trend
Ni Occurrence and Number (see table for listing)
Falconbridge DDH
Other DDH
Figure 7-4
0
6
12
kilometers
(UTM NAD83, Zone 14)
Legend:
Pegmatite
Biotite granite
Ultramafic intrusive rock
Mafic-ultramafic volcanic rock
Setting formation
Pipe formation
Manasan formation
Archean gneiss
November 2007
Source: Geology from Macek et al., 2006.
Pure Nickel Inc.
William Lake Property
Manitoba, Canada
Geology and Mineral Occurences

7-9

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com


N
William Lake
W55
5970000m N
W56N
W21
W56
W22
W42
Lime
5960000m N
470000m E
480000m E
Falconbridge DDH
Other DDH
W55 Mineralized Prospect
0
2
4
kilometers
(UTM NAD83, Zone 14)
Legend:
Pegmatite
Biotite granite
Ultramafic intrusive rock
Mafic-ultramafic volcanic rock
Setting formation
Pipe formation
Manasan formation
Archean gneiss
November 2007
Source: Geology from Macek et al., 2006.

Figure 7-5

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

Geology and Mineral Prospects

7-10

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

8	DEPOSIT TYPES

Two types of mineralization have been outlined on the property:

1. magmatic nickel sulphide mineralization, which is associated with ultramafic bodies intruded into Pipe Formation sedimentary rocks in several locations on the property but particularly along the William Lake trend;

2. polymetallic base and precious metal mineralization of uncertain origin in the

Tower Zone in the northeast corner of the property.

MAGMATIC NICKEL SULPHIDES

Nickel sulphide mineralization of the TNB shows many similarities with other Ni-Cu(PGE) deposits found in komatiitic ultramafic environments (Lescher and Keays, 2002), but because of structural overprinting a more detailed classification has been developed based on ore textures (disseminated versus inclusion-bearing versus massive) and host rocks (ultramafic versus sedimentary) (Layton-Mathews et al., 2007 and other references therein). This classification is summarized in Figure 8-1 and Table 8-1.

FIGURE 8-1 SCHEMATIC GEOMETRY OF ULTRAMAFIC BODIES AND GEOMETRIC RELATIONSHIP TO NICKEL MINERALIZATION IN TNB

From: Layton-Mathews et al., 2007, adapted from Bleeker, 1990 8-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

TABLE 8-1 SULPHIDE ORE TYPES, TEXTURES, DISTRIBUTIONS AND HOST ROCKS IN TNB

Pure Nickel Inc. – William Lake Property

From: Layton-Mathews et al., 2007, adapted and expanded from Bleeker, 1990 and Liwanag, 2000.

Sulphide Sulphide Rock Sulphide Most Etcek

Sulphide Abundance Sulphide Texture Rock Texture Sulphide Distribution Host rock

Meta-Sediment Ultramafic Breccia Ultramafic Rock

Extraparental* Intraparental*

<10% Disseminated diverse Interstitial DS-SED

DS-SED DS-UB DS-U

10-40% Heavy Disseminated diverse Interstitial to intercumulus HDS-SED HDS-SED HDS-UB HDS-U

Patchy Disseminated PDS-UB PDS-U

Blebby Disseminated BS-U

Layered Laminated to banded Interstitial to LS-SED

LS-SED -- --

intergranular

40-70% Net-Textured meso- to adcumulate intercumulus --- -- NS-U

Semi-Massive Sehistose, gneissic, mylomtic intergranular SMS-SED

SMS-SED SMS-UB --

>70% Massive Cataclastic, blastomylonitic -- MS-SED

MS-SED MS-UB --

Notes: All textures tind fihuiidfiiiees are gradational. Abbrevialions based on lexkiral type: B = breccialed. D= disseminated, HD = heavily disseminated, L = laminated, M = massive, N = nel textured, PD = patchy disseminated, SM = semimassive; mineralization status: $ = mineralized and S = unmineralized; and a suffix indicating the nature of the host rock: U = ttltramafic, UB = ultra in a lie breccia, SED = metasediments. * QOmendature alter Bleeker, 1990.

Nickel mineralization can occur in semi-massive and massive sulphides occupying the matrix of ultramafic breccias (SM$-UB and M$-UB) with variable sized fragments composed of deformed inclusions of the host ultramafic rocks. Sulphide mineralogy is mainly pyrrhotite and pentlandite, with minor amounts of chalcopyrite, pyrite, chromite and gersdorffite.

Nickel-rich disseminated and net-textured sulphides in ultramafic rocks (D$-U and N$-U) can occur as fine-grained interstitial disseminations up to coarse-grained interstitial networks. Mineralization in the central part of ultramafic bodies tends to be disseminated whereas on their outside edges net textures are more common. Sulphides are mainly composed of pyrrhotite and pentlandite with minor chalcopyrite and magnetite.

8-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Mineralized semi-massive to massive sulphides in metasediments (HD$-SED, SM$-SED and M$-SED) occur at the contacts between ultramafic bodies and barren metasediments and isolated within barren metasediments most commonly along the tectonized extensions of ultramafic boudins. The sulphide minerals are mainly pyrrhotite and pentlandite with minor chalcopyrite, pyrite, magnetite, chromite, and gersdorffite.

Barren sulphides either as disseminations (DS-SED) or as semi-massive to massive units (SMS-SED and MS-SED) within the metasediments are composed mainly of pyrrhotite but do not contain pentlandite except in close proximity to ultramafic bodies. The semi-massive to massive varieties are commonly graphitic with concentrations reaching up to 25%. Chalcopyrite, pyrite, and magnetite are found in minor amounts.

On the WLP, nickel mineralization occurs mainly as disseminated sulphide within the ultramafic bodies and has textures similar to those in other stratabound disseminated Ni-Cu-(PGE) deposits (Layton-Mathews et al., 2007). Additional minor styles of mineralization include massive sulphide hosted in ultramafic breccias and metasedimentary rocks and as irregular concentrations in granitic pegmatite dykes and veins crosscutting the ultramafic bodies.

POLYMETALLIC BASE AND PRECIOUS METAL MINERALIZATION

In 2000 Xstrata discovered the Tower Zone (see Figure 7-3) during routine drill testing of TNB sulphide nickel geophysical targets. The deposit has only been intersected in a few drill holes and remains open in all directions.

The style of mineralization is uncertain and, in view of the high metamorphic grade and intense deformation of the deposit, it would be hazardous to pigeon-hole the metallogenetic model for this mineralization. However, other, non-nickeliferous base metal occurrences have been discovered recently along the west edge of the TNB, namely the Harmin, Fenton, and Talbot Lake prospects; for the latter, HudBay Minerals Inc.

8-3

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

(HudBay) has reported 4.63% Cu, 0.43% Zn over 3.32 m in drill hole TLS021 (see HudBay’s news release of October 15, 2007 on www.sedar.com). Although little is known about these new discoveries, speculation is that they could be volcanogenic massive sulphide (VMS) in origin. At the Tower Zone the host rocks are pelites which are certainly atypical for a VMS environment but could be consistent with a Beshi subtype. Moreover the location of the Tower Zone on the east side of the TNB relative to the other discoveries makes even tenuous geophysical correlations problematical.

8-4

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

9 MINERALIZATION

Nickel mineralization occurs in numerous orientations and in different styles on the property. The current spacing between holes is generally too large to provide for confident interpolation of mineralized intersections. For these reasons all intersections plotted on vertical longitudinal sections and in plan projections in this report have been indicated in core length; in some cases the true thickness of the mineralized interval may be considerably less.

Mineralization discovered to date on the WLP is of two types and consists of Ni-sulphides occurring mainly along the William Lake trend and polymetallic base and precious metal mineralization of possible VMS origin at the Tower Prospect. The former has been the focus of Xstrata’s efforts during the thirteen years of exploration the company undertook on the property and surrounding areas, whereas the latter was a fortuitous discovery made in 2000 during routine follow-up of a Ni-sulphide geophysical target.

WILLIAM LAKE TREND (NI-SULPHIDE MINERALIZATION)

The William Lake trend (see Figure 7-5) extends over 18 km along a northwest-southeast axis and is bordered by the William Lake Dome to the northeast. Work by Xstrata during the 1990s (see various assessment reports listed in Appendix 2) and later by Joseph Macek of the Manitoba Geological Survey concluded that the Paleozoic sediments in the William Lake trend are underlain by metasedimentary rocks of the lower part of the Opswagan Group (Macek et al., 2006). Although the basal unconformity was not intersected in drilling, characteristic lithologies of the Manasan and Thompson formations, including calcareous sedimentary rocks, are present in the footwall of the Ni-sulphide mineralized zones. The mineralized zones themselves are hosted by, or are in close proximity to, deformed and metamorphosed ultramafic intrusions emplaced into Pipe Formation metasediments which include silicate- and sulphide-facies iron formation. Nickel mineralization occurs either within or at the inferred basal contact of ultramafic 9-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com sills or in sulphide-facies iron formations next to the ultramafic contacts or on boudinaged extensions of the sills. Ni mineralization is also frequently found in pegmatite dykes and veins which crosscut other mineralized lithologies.

The ultramafic intrusions are composed of pyroxenite, peridotite, and dunite and frequently contain an external envelope of altered and tectonized rock surrounding a less deformed core of dunite.

W56

The W56 prospect is the most important mineralized zone within the William Lake trend, extending for nearly 2.5 km (Figure 9-1). A total of 14,796 m in 23 holes have been drilled to date into the mineralized zone. Although the zone was discovered in 1992 (hole WL92-57), its true significance was only established in 1995 with the intersection of 1.06% Ni over 6.35 m in hole WL95-87. The most recent drilling on the zone was in 1998 (WL98-240) and no drilling has been done since.

The W56 prospect occurs on the southwest limb of a major, closed synclinorium structure and locally units face to the northeast.

Nickel mineralization occurs at the southwestern, lower contact of a boudinaged and dismembered ultramafic sill and in adjacent sulphide-rich sediments and pegmatite dykes and veins adjacent to the contact. The ultramafic contact is often disrupted by pegmatite intrusions and, in some cases, later faults, so that continuity of mineralization is difficult to establish, particularly with the wide spacing of drilling. The zone, however, does appear to dip steeply to the northeast or southwest (Figure 9-2) and extend to at least the -300 m elevation (550 m depth from surface), the depth of current drilling, even if the best widths encountered to date are above the -200 m elevation level.

9-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

WL91-10

E WL92-60 E

. 0+00 L

471,000m BL . 3+00 474,000m

N N

E

L

. 4+00 . 0+00

WL94-72

WL98-240 WL98-211

5,967,000m N

WL00-304 WL92-57

WL97-179

GRID

WL96-168

W

WL97-176 —56 WL96-143

WL95-126

WL96-148

W56 WL96-166 WL92-56

Prospect

WL97-174

WL96-172

WL96-170 WL95-119 WL98-216

WL98-210 WL96-144

W

L24+00 WL96-169

WL95-120 WL95-124 WL98-212 WL96-165

5,965,000m N

WL98-187 WL98-186 WL96-167 WL96-140 WL98-209 WL95-87 WL96-149

WL95-122 WL96-127 WL96-171

0 250 500 750 1000 Metres

Figure 9-1

Legend:

Pegmatite Sulphide iron-formation Pure Nickel Inc. Biotite granite Silicate iron-formation

William Lake Property

Diabase Thompson formation

Ultramafic intrusive Manasan formation Manitoba, Canada Setting formation Archean gneiss W56 Prospect

Pipe formation Geology and Diamond Drill Holes

November 2007 Source: Geology from Macek et al., 2006.

9-3

22+00S 20+00S 18+00S 16+00S 14+00S

WL97-176 WL96-168

Paleozoic Limestone

200m

Paleozoic Sandstone

100m

0m

-100m

Metasediment

Ultramafic, Pegmatite

Amphibolite 1.85%Ni / 6.83m

-200m 0 50 100 150 200

644.0m Metres

-300m

1.04%Ni / 2.0m Figure 9-2

Pegmatite

Pure Nickel Inc.

-400m

William Lake Property

764.0m Manitoba, Canada

W56 Prospect Section 31+00 W

Source: Tirschman, 1997 (AF73208)

November 2007 Wells and Tirschman, 1997 (AF73131).

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

9-4

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

The mineralized zone is plotted on a schematic vertical longitudinal section in Figure 9-3. The zone appears to pinch out in the centre between lines 20+00W and 22+00W where the expected zone is absent due to invasion of abundant pegmatite material and possibly some faulting. The southeast end of the zone is faulted out around line 14+00W in the vicinity of a fold closure. To the northwest the zone extends, albeit weakly, beyond 32+00W where mineralization is found in sulphide-rich iron formation.

Hole WL98-240, the last to be drilled into W56, was collared on line 44+00W, over 300 m beyond the westernmost hole shown on the longitudinal section, intersected much pegmatite with decametric enclaves of ultramafic but no significant nickel mineralization.

Table 9-1 shows a summary of the most significant mineralized intersections on the W56 prospect.

TABLE 9-1 SIGNIFICANT MINERALIZED INTERSECTIONS, W56 PROSPECT

Pure Nickel Inc. – William Lake Property

Hole ID Significant Ni Intersection

WL95-87 1.06% Ni / 6.35 m WL95-121 6.16% Ni / 1.18 m WL95-124 1.11% Ni / 1.59 m WL95-126 0.72% Ni / 3.77 m WL96-165 2.85% Ni / 6.40 m WL96-166 2.05% Ni / 11.2 m WL96-168 1.85% Ni / 6.83 m WL96-169 1.14% Ni / 2.45 m WL97-176 1.04% Ni / 2.0 m WL98-187 3.57% Ni / 1.31 m WL98-212 0.93% Ni / 2.5 m

Samples collected from W56 were exclusively analyzed for Ni, Cu and Co. Of note, there were no analyses done of either Au or PGE.

In view of the wide spaced drilling that has been done to date on the W56 prospect, considerably more drilling will be required to properly assess the significance of this mineralized zone and to provide enough confidence in the interpolation of mineralized intersections to allow estimation of an NI 43-101 compliant mineral resource.

9-5

Paleozoic Sediments 200m

Pinch out/

Fault out 6.16/1.18 Dyke out

Dyke out 87 1.06/6.35

144 121 140 170

0.47/0.80 124 0.32/0.67 0 211 1.11/1.59 Failed to 0.38/0.67 165 2.85/6.40

57 0.72/3.77 166 reach 167 2.05/11.2 169 1.14/2.45 contact

168 126

1.85/6.83 0.93/2.5 171 -200m

216 Dyke out 212 Fault out

174 172

179 176 Failed to 3.57/1.31 0.71/0.87 reach 187

Failed to 1.04/2.0 -400m contact reach contact

-600m

North Lobe South Lobe

-800m

DDH piercing point with no dunite contact DDH piercing point with Ni in sediments

DDH piercing point with Ni at SW contact of dunite

BHPEM survey with no off-hole conductor Limit of dunite

211 Hole Number BHPEM survey with direction of 0.47/0.80 Ni (%) / width (m) off-hole conductor

November 2007 Source: Falconbridge, 1998.

0 100 200 300 400 Metres

Figure 9-3

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

W56 Prospect

Vertical Longitudinal Section

40+00W 38+00W 36+00W 34+00W 32+00W 30+00W 28+00W 26+00W 24+00W 22+00W 20+00W 18+00W 16+00W 14+00W

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

9-6

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

W56N

The W56N prospect is located in an area of intense folding on the northeast limb of a major synclinorium near its fold hinge. However, on the local scale the zone occurs on a gently dipping northeast-facing minor fold limb immediately to the north of the W21 prospect (see below). The important characteristic of this prospect is the fact that most of the mineralization occurs in metasediments associated with sulphide-facies iron formation in an area of intense folding (Figures 7-5 and 9-4) and the nickel enriched unit dips gently towards the northeast (Figure 9-5).

Discovered in 1996, the prospect has received eleven diamond drill holes totalling 7,931 m. The most recent hole was drilled in 1998. Some of the holes, particularly in the southern part of the prospect, intersected both the W56N and the W21 zones. Significant intersections are summarized in Table 9-2 and plotted on a vertical longitudinal section in Figure 9-6.

TABLE 9-2 SIGNIFICANT MINERALIZED INTERSECTIONS, W56N PROSPECT

Pure Nickel Inc. – William Lake Property

Hole ID Significant Ni Intersection

WL96-129 0.31% Ni / 2.65 m in metasediments 0.19% Ni / 2.98 m in pegmatite WL97-173 2.12% Ni / 0.62 m in pegmatite WL97-182 1.34% Ni / 0.75 m in pegmatite WL98-213 3.44% Ni / 2.10 m in pegmatite WL98-217 Up to 2.52% Ni / 0.57 m in metasediments

WL98-235 Multiple intersections in pegmatite up to 0.42% Ni / 0.37 m WL98-238 0.31% Ni / 1.36 m in metasediments WL98-239 0.43% Ni / 1.71 m in metasediments WL98-241 0.50% Ni / 1.87 m in metasediments WL99-242 0.31% Ni / 8.73 m in metasediments incl. 1.44% Ni / 0.69 m WL99-282 No values but 14.92 m of MS @ 585.45 m

Although the widths or the Ni grades do not compare with the best intersections found in W56, nevertheless, the presence of near economic grade Ni intersections in metasediments at W56N is considered highly significant. Moreover, the borehole EM surveys indicate the presence of significant off-hole conductors beneath the level of 9-7

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com current drilling and, in particular, a very strong off-hole anomaly in hole WL98-241 that, because of technical problems, could not be directionally sourced.

Samples collected from W56N were exclusively analyzed for Ni, Cu, Co, and S. Of note, there were no analyses done of either Au or PGE.

Results of drilling to date indicate a good potential along strike and particularly at depth with the moderate dip of the zone. Further drilling is clearly called for on this prospect.

9-8

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

E WL98-235 E WL99-282

471,500m 472,500m N

WL98-213 WL99-242 WL97-173

WL98-217 WL98-241 5,968,500m N

WL97-182

WL98-238 WL96-129

W56N WL98-219

Prospect

WL92-53

W21 Prospect

WL92-52 WL98-239

W

4+00 WL92-61

L .

WL91-10 WL92-60 . 0+00

BL

5,967,500m N

0 100 200 300 400 500

Metres Figure 9-4

Legend:

Pegmatite Sulphide iron-formation Pure Nickel Inc. Biotite granite Silicate iron-formation

William Lake Property

Diabase Thompson formation

Ultramafic intrusive Manasan formation Manitoba, Canada Setting formation Archean gneiss W56N—W21 Prospect

Pipe formation Geology and Diamond Drill Holes

November 2007 Source: Geology from Macek et al., 2006.

9-9

WL97-182 WL98-217

Paleozoic Limestone

200m

Paleozoic Sandstone

100m Metasediments

1.34%Ni / 0.75m

0m Altered Ultramafic

2.52%Ni / 0.57m

-100m Pegmatite Nickeliferous Horizon

Meta-sediments

-200m

650,0m

Metasediments, minor Ultramafic Figure 9-5

Pure Nickel Inc.

763,0m

William Lake Property

Manitoba, Canada

0 50 100 150 200

Metres W56N Prospect Section 47+00 W

Source: Tirschman, 1997 (AF73208)

November 2007 Tirschman and Blair, 1999 (AF73507).

12+00S

10+00S

8+00S 6+00S 4+00S 2+00S

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

9-10

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

9-11

Overburden

Paleozoic Limestone

Paleozoic Sandstone

Metasediments

100m 129

0.31/2.65 Ultramafic Ultramafic 182 238

0 1.34/0.75

0.31/1.36 239 217 0.43/1.71

173

2.52/0.57

-100m Pegmatite

2.12/0.62

241 242

213 0.50/1.87 1.44/0.69 3.44/2.10

-200m 235

0.42/0.37 282 Strong 42- channel anomaly, indeterminate direction

-300m NSV Metasediments

0 50 100 150 200

Figure 9-6

Metres

BHPEM survey with indeterminate conductor direction Pure Nickel Inc.

238 Hole Number

William Lake Property

0.31/1.36 Ni (%) / width (m)

Manitoba, Canada

BHPEM survey with direction of NSV No significant values off-hole conductor W56 North Prospect

Vertical Longitudinal Section

November 2007 Source: Falconbridge, 1999.

52+00W 50+00W 48+00W 46+00W 44+00W 42+00W 40+00W

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

W22

The W22 prospect is located on the northeast limb of a major synclinorium under the narrows of Williams Lake (see Figure 7-5). The zone was discovered in 1991 and drilled principally in 1991 and 1992. A total of 14 holes were collared (mostly on the lake) for a total of 8,086 m. The ultimate hole drilled on the zone was in 1995, but another hole (WL98-208) was drilled nearby to the southwest, beyond the contact of the ultramafic body.

Ni sulphide mineralization is hosted by a 420 m wide ultramafic sill and occurs as multiple lenses within the core of the intrusion and on its southwestern contact (Figure 9-7). Zone A/B is a broad, vertical zone of disseminated and locally semi-massive Ni-sulphides within the dunite unit and in the northern part of the intrusion. Zones H is a thin, vertical zone of disseminated to semi-massive sulphides along the southern edge of the ultramafic intrusion and is composed of millerite now replaced by violarite with suborbinate pyrite and chalcopyrite. The mineralization is characteristically hematized, caused by the alteration of magnetite and is recognized by the presence of tremolite.

Zone C occurs in metasediments along the western contact of the intrusion. Mineralization consists of trace to 5% disseminates and stringer sulphides parallel to foliation. Main sulphides are pyrite and violarite with chalcopyrite occurring as narrow fracture filling. Violarite appears to have replaced pentlandite, and millerite occurs as patches within violarite. In addition to Zone C, other anomalous Ni values were encountered over short intervals in semi-massive to massive sulphides in the metasediments.

Significant mineralized intersections are summarized in Table 9-3 and plotted on a vertical longitudinal section in Figure 9-9. The zone has been closed off to the south but remains partially open to the north and at depth, although there is some evidence the ultramafic body becomes much thinner at depth towards the north. The two deepest holes on the longitudinal section both failed to intersect significant nickel values. Three holes

9-12

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com drilled at shallow depth in the southern part of the intrusion failed to intersect significant nickel mineralization.

TABLE 9-3 SIGNIFICANT MINERALIZED INTERSECTIONS, W22 PROSPECT

Pure Nickel Inc. – William Lake Property

Hole ID Significant Nickel Intersections

WL91-17 Zones A/B: 1.5% Ni / 11.3 m or 0.7% Ni / 73.5 m; Zones C/H: 3.6% Ni / 0.6 m and 0.51% Ni / 4.51 m; WL91-19 Zone C/H: 1.12% Ni / 5.6 m and 0.72% Ni / 5.6 m; WL91-20 Zones A/B: 1.3% Ni / 4.2 m or 0.7% Ni / 69.0 m; Zone C/H: 1.5% Ni / 9.9 m WL92-32 Zones A/B: 1.65% Ni / 15.1 m; Zones C/H: No values WL92-34 Zones A/B: 0.8% Ni / 9.4 m; Zones C/H: 3.9% Ni / 3.6 m WL92-36 Zones A/B: 1.4% Ni / 3.1 m or 0.7% Ni / 87.2 m Zones C/H: 1.3% Ni / 1.4 m

Samples from W22 were systematically analyzed for Ni and Cu and other metals that varied over time. In addition some determinations of PGE metals were done, including Ir, Os, Rh, and Ru early in the project to evaluate the distribution of these elements in the mineralization and as verification analyses. Results of summary statistics for these elements along with base metals are shown in Table 9-4. The composite samples were analyzed at Lakefield Research, now called SGS Lakefield Research Ltd. (Lakefield), the primary laboratory, and at the University of Toronto (U of T)’s research laboratory. Moreover, a suite of individual samples were analyzed for PGE at Lakefield and Activation Laboratories Ltd. (Actlabs).

Although the dataset is quite restricted and only represents results for W22, it is evident that PGE grades, including the “volatile” PGE, can be high in the type of mineralization found on the WLP. The composite samples returned up to 9.3 g/t Pt and 11.0 g/t Pd, but also 2.1 g/t Rh, 2.9 g/t Ir, and 10.4 g/t Ru (U of T results). Gold can also be high although invariably in the sub-ppm range. Similar high results were obtained from Actlabs and Lakefield both for composites and individual samples. Observed

9-13

SCOTT WILSON RPA *www.scottwilson.com*
www.scottwilsonmining.com

differences in maximum Ru between U of T and Lakefield are due to different number of samples having been analyzed.

Binary plots of the different base and PGE metals show two patterns, a group of samples for which base and PGE metals correlate and a group of samples that have little correlation between the elements. More work is required to elucidate why some samples behave differently.

TABLE 9-4 SUMMARY OF PGE DETERMINATIONS OF SAMPLES AND COMPOSITES FROM W22 PROSPECT
Pure Nickel Inc. – William Lake Property

			Ni (pct)	Cu (pct)	Co (pct)	Au (g/t)	Pt (g/t)	Pd (g/t)	Rh (g/t)	Os (g/t)	Ir (g/t)	Ru (g/t)	Re (g/t)
Composited Samples	Lakefield	N	15	14	14	15	15	15	15	7	15	15	
		Median	1.07	0.05	0.01	0.050	0.305	0.570	0.065	0.100	0.090	0.270	
		Mean	1.69	0.10	0.02	0.119	1.188	1.442	0.226	0.176	0.305	1.028	
		Min	0.37	0.00	0.01	0.020	0.020	0.030	0.020	0.100	0.020	0.020	
		Max	**9.41**	**0.44**	**0.07**	**0.690**	**9.250**	**11.000**	**2.125**	**0.630**	**2.930**	**10.400**	
	U of T	N				13	13	15	15	13	13	13	
		Median				0.019	0.189	0.525	0.058	0.132	0.057	0.131	
		Mean				0.073	0.234	1.940	0.319	0.118	0.062	0.122	
		Min				0.003	0.010	0.018	0.002	0.009	0.005	0.009	
		Max				**0.454**	**0.684**	**19.403**	**3.640**	**0.253**	**0.129**	**0.259**	
Individual Samples	Lakefield	N	26	26			6	6	6		6	6	
		Median	1.53	0.11			0.315	2.945	0.495		0.360	1.050	
		Mean	2.07	0.14			0.402	2.360	0.557		0.492	1.232	
		Min	0.47	0.00			0.020	0.280	0.020		0.020	0.020	
		Max	**7.78**	**0.76**			**1.070**	**3.950**	**1.250**		**1.330**	**2.850**	
	Actlabs	N	26	26	26	26	26	26	26	26	26	26	26
		Median	1.53	0.10	0.022	0.052	0.321	0.785	0.119	0.220	0.112	0.400	0.005
		Mean	2.11	0.14	0.026	0.062	0.362	1.172	0.228	0.349	0.219	0.578	0.023
		Min	0.50	0.00	0.004	0.003	0.005	0.055	0.000	0.002	0.000	0.005	0.005
		Max	**7.64**	**0.78**	**0.061**	**0.238**	**1.230**	**4.890**	**1.332**	**1.900**	**1.270**	**2.400**	**0.140**

Borehole pulse EM (BHPEM) was apparently only surveyed in two holes. Results are only available for one hole (WL95-88) and interpretations of results for this and another adjacent hole (WL95-82). Neither hole intersected significant mineralization in

9-14

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com the ultramafic body, but both cut some anomalous Ni in the adjacent sediments. The BHPEM surveys indicated off-hole conductors pointing to each other, suggesting the source of the conductors in each hole is explained by the sulphides intersected in the adjacent hole.

From the data available on W22 it appears that residual potential exists mainly to the northwest and, to a lesser extent, at depth. Additional drilling is warranted.

9-15

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com


475,000
475,500
N
5,963,500
5,963,000
WL91-19
WL91-20
WL91-17
WL92-34
WL92-36
Zones A/B
Zone H
WL91-24
WL95-88
WL91-25
WL94-82
WL92-43
WL92-41
WL98-208
W22 Ultramafic Sill
Zone C
WL92-51
WL92-32
WL92-40
William Lake Shoreline
0
0.15
0.3
Kilometres
(UTM NAD83, Zone 14)
WL92-32
Drill hole trace and collar number

Figure 9-7

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

W22 Prospect

Outline of Ultramafic Sill and Surface Projection of Mineralized Zones

November 2007

Source: Falconbridge, 1992.

9-16

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

WL98-208 WL91-17 WL91-19

Paleozoic Limestone

Paleozoic Sandstone

0m

Metasediments

-100m 0.7%Ni / 73.5m Altered incl. 1.5%Ni / 11.3m Ultramafic 3.62%Ni / 0.57m Zone A/B

0.51%Ni / 4.51m

-200m

Metasediments Amphibolite

Zone H Altered Ultramafic

-300m Zone C

Dunite

-400m 0.72%Ni / 5.6m

1.12%Ni / 6.0m

Figure 9-8

Altered

Ultramafic Pure Nickel Inc.

-500m

William Lake Property

Manitoba, Canada

0 50 100 150 200 W22 Prospect

Section 1+50 W

Metres

Source: Tirschman, 1992 (AF72456)

November 2007 Tirschman and Blair, 1999 (Af73507).

4+00S 2+00S 0+00 2+00N 4+00N 6+00N

9-17

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

0m

Paleozoic Sediments

17 32

20 25

NSV NSV

36 1.5 / 11.3 -200m 1.3 / 4.2 32 51 0.7 / 69.0 0.7 / 73.5 1.3 / 1.4 NSV

25 NSV

1.6 / 15.1

36 17 24

NSV

3.6 / 0.6

20

1.4 / 3.1 0.7 / 87.2 51

1.5 / 9.9 NSV

-400m

43 9.4 / 0.2

34

0.8 / 9.4

NSV

19 34 0 50 100 150 200

1.12 / 6.0 3.9 / 3.6 Metres

88 82

-600m

NSV NSV

Figure 9-9

BHPEM with direction of off-hole conductor Pure Nickel Inc.

25 Hole Number William Lake Property

24 Pierce point of DDH, Zones A/B Manitoba, Canada 01.6 / 15.1 Ni (%) / width (m)

84 NSV No significant values W22 Prospect Pierce point of DDH, Zones H/C

Vertical Longitudinal Section

November 2007 Source: Falconbridge, 1992.

600W 450W 300W 150W

0 150E 300E 450E 600E

9-18

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

W21

Prospect W21 is a broad zone of disseminated mineralization in a folded ultramafic sill in the northern part of a major synclinorium (see Figures 7-5 and 9-4). The mineralization occurs in the central part of the sill, not unlike the A/B zone at W22 prospect. Initially discovered in 1991, the zone only saw sporadic drill testing, probably in view of its low grades. A total of seven holes were drilled into W21 for a total of 4,125 m. The last hole on the zone was drilled in 2000.

A schematic cross section is shown in Figure 9-10 to illustrate the geometry of the ultramafic intrusion and mineralization in W21. The ultramafic body appears to be folded along a roughly north-south axis. There appear to be several nickel enrichment zones in the intrusion. The W21 prospect itself is located about 100 m above the basal contact. A second zone of enrichment occurs in the centre of the intrusion near the fold axis; this zone is not discussed in any of the Xstrata reports. On the western limb of the fold the basal contact is disrupted and contains metasediment enclaves, one of which is mineralized and forms the W56N prospect. Hole WL98-239 is the southernmost intersection of W56N encountered in the intrusion. However, there remains some room to extend the zone to the south.

Results of significant mineralized intersections are summarized in Table 9-5 and are projected to surface in Figure 9-11. Mineralized intervals are wide but relatively low grade and, although the keel holds considerable tonnage potential (especially with the upper horizon), it remains doubtful whether such a deposit could be developed as an underground mine.9-19

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

TABLE 9-5 SIGNIFICANT MINERALIZED INTERSECTIONS, W21 PROSPECT

Pure Nickel Inc. – William Lake Property

Hole ID Significant Nickel Intersections

WL91-10 0.61% Ni / 11.5 m

WL92-52 0.66% Ni / 72.0 m, incl. 0.74% Ni / 32.0 m and 0.53% Ni / 25.0 m WL92-53 0.59% Ni / 82.0 m, incl. 0.61% Ni / 14.5 m WL92-61 0.58% Ni / 25.9 m WL98-239 0.71% Ni / 26.0 m, incl. 1.08% Ni / 4.0 m WL00-291 0.66% Ni / 19.5 m, 0.57% Ni / 19.5 m, and 0.59% Ni / 5.0 m, incl. 1.32% Ni / 2.4 m

Samples from W21 were analyzed for Ni, Cu, and variable list of other elements that changed over the years. A few samples were also analyzed for Pt and Pd, with one sample returning 0.55 g/t Pd and 0.44 g/t Pt, but no results have been entered into the drill hole database.

Only the most recent holes were probed with BHPEM. The results are consistent with the downhole geology but do not indicate the presence of any significant untested off-hole anomalies.9-20

SCOTT WILSON RPA


44+00W
42+00W
40+00W
38+00W
36+00W
34+00W
WL98-239
WL00-291
WL92-52
HLEM
WL91-10
Upper Nickeliferous Horizon
Paleozoic Limestone
Paleozoic Sandstone
200m
100m
0m
-100m
-200m
-300m
0.66%Ni / 19.5m
0.66%Ni / 72.0m
0.61%Ni / 11.5m
0.53%Ni / 25.0m
0.70%Ni / 26.0m
0.43%Ni / 1.71m
0.57%Ni / 19.5m
W21 Nickeliferous Horizon
Metasediments
Ultramafic
Pegmatite and Ultramafic
W56N Nickeliferous Horizon
0.59%Ni / 5.0m
1.35%Ni / 2.0m
576.5.0m
Anphibolite
554.0m

0 50 100 150 200

Metres

Figure 9-10

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

W21 Prospect

Section 110°

Source: Tirschman and Blair, 1999 (AF73507)
Blair and Wells, 1999 (AF73582).

November 2007

www.scottwilson.com
www.scottwilsonmining.com

9-21

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com


WL98-217
WL98-241
472,500
5,968,500
WL97-182
WL98-238
WL96-129
WL98-219
WL92-53
W21 Ultramafic Sill
0.59%Ni/82.0m
0.58%Ni/25.9m
WL98-239
WL92-61
WL92-52
WL00-291
0.71%Ni/26.0m
0.66%Ni/72.0m
0.66%Ni/19.5m
0.57%Ni/19.5m
0.61%Ni/11.5m
0.59%Ni/5.0m
Keel
WL91-10
WL92-60
472,000
5,967,500
0 0.15 0.3
kilometers
(UTM NAD83, Zone 14)
Significant result
0.59%Ni/5,0m
WL92-52
Drill hole trace and vertical projection of mineralization
Drill collar and number
Axis of fold or keel closure of ultramafic sill
November 2007
Source: Geology MDM, OF2006-33

Figure 9-11

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

W21 Prospect

Outline of Ultramafic Sill and Surface Projection of Significant Intersections

9-22

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

LIME

The Lime Prospect is located at the southern end of the William Lake trend, on the west shore of Little Limestone Lake. Ni-sulphide mineralization was discovered by Sherritt Gordon in 1989 during follow up of EM targets. The company drilled three holes totalling 1,611 m and the property was subsequently optioned to Xstrata in the early 1990s, which then drilled an additional four holes in 1995-96 for a total of 2,193 m.

Nickel mineralization occurs as disseminated sulphides in a 300 m thick ultramafic intrusion. Mapping by Sherritt Gordon suggests the ultramafic sill faces westward. Wide intervals of low grade nickel mineralization occur near the eastern, basal contact of the intrusion as a vertically dipping sheet and as a west dipping zone towards the upper contact. This latter zone may not reach the base of the Paleozoic unconformity because of the pinching of the ultramafic unit (Fischer et al., 1991).

Significant nickel mineralized intersections are summarized in Table 9-6 and projected to surface on the map in Figure 9-12. The best intersection was obtained from hole SGL-01 where a 10.0 m interval returned 1.04% Ni within a 140.8 m interval assaying 0.56% Ni (Author’s Note: No QA/QC data available for Sherritt-Gordon samples).

TABLE 9-6 SIGNIFICANT MINERALIZED INTERSECTIONS, LIME PROSPECT

Pure Nickel Inc. – William Lake Property

Hole ID Significant Nickel Intersections

SGL-01 0.56% Ni / 140.8 m. incl. 1.04% Ni / 10.0 m SGL-05 0.38% Ni / 34.5 m

SGL-06 0.53% Ni / 62.1 m, incl. 0.81% Ni / 16.0 m and 0.52% Ni / 54.0 m, incl. 0.95% Ni / 9.0 m LM95-118 0.60% Ni / 47.0 m Note. SGL-prefixed holes drilled by Sherritt-Gordon (AF72044 and AF72251).

9-23

SCOTT WILSON RPA



NSV
475,500
476,000
LM95-117
SGL-05A
5,960,000
0.38%Ni/34.5m
N
SGL-01
0.56%Ni/140.8m
incl. 1.04%Ni/10.0m
SGL-06
Small Lake
0.53%Ni/62.1m
incl. 0.81%Ni/16.0m
0.52%Ni/54.0m
0.95%Ni/9.0m
0.60%Ni/47.0m
LM95-118
LM96-153
NSV (pinch-out)
Park Reserve
5,959,500
Lime Ultramafic
Sills
Property Boundary
Little Limestone
Lake Shoreline
LM95-115
NSV
0.36%Ni/4,8m
(NSV)
Significant result
(No significant result)
WL91-27
Drill hole trace and vertical
projection of mineralization;
Black: Falconbridge holes,
Blue: Sherrit Gordon holes
Drill collar and number
0
0.15
0.3
kilometers
(UTM NAD83, Zone 14)
November 2007
Source: Falconbridge, 1992.

Figure 9-12

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

Lime Prospect

Outline of Ultramafic Sill and Surface Projection of Significant Intersections

www.scottwilson.com
www.scottwilsonmining.com

9-24

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Pt and Pd analyses were done on a number of samples and results range from 0.1 g/t to about 0.6 g/t total PGE, with the highest values correlated with the best Ni grades.

Pentlandite dominates over pyrrhotite in the intrusion and occurs as disseminations in the ultramafic intrusion and in longitudinal faults within the immediate footwall of the intrusion.

Drilling on this zone is wide spaced and additional drilling would undoubtedly expand its size, but Ni grades remain marginal.

OTHER NICKEL MINERALIZATIONS

In addition to the prospects described above, a number of other Ni-sulphide mineralized occurrences have been outlined on the property but these, because of lower grades or fewer drill holes, are thought to be of lesser though not insignificant importance.

Prospect W42 is located within the William Lake trend between the Lime Prospect to the south and W22 to the north and extends for over 2.0 km (see Figure 7-5). Ni-sulphide mineralization is mainly hosted in a partly dismembered ultramafic intrusion emplaced into a sequence of sulphide-rich metasediments. The best intersection obtained to date came from hole WL91-27 where a 5.1 m interval assayed 1.09% Ni followed by a second interval of 5.0 m grading 1.25%Ni (Figure 9-13).

9-25

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

WL92-32

475,000 WL92-40 476,000

NSV N

WL98-205

WL92-39 Aband.

0.43%Ni/2.0m WL98-191

5,962,000

WL91-29

0.52%Ni/1.0m

0.70%Ni/3.2m

WL94-69 WL99-249

NSV

0.36%Ni/4,8m Significant result WL91-27 1.09%Ni/5.1m (No significant result,

(NSV, Aband.)

1.25%Ni/5.0m WL99-264 Abandoned)

Drill hole trace and vertical

0.48%Ni/4.0m WL91-27

Shoreline projection of mineralization

W42 Ultramafic

Drill collar and number

Sill

Lake WL96-160

NSV

William WL99-246 WL94-83

5,961,000

NSV Figure 9-13

WL98-193 Pure Nickel Inc.

WL91-31 Limestone

NSV Shoreline William Lake Property

Little

Property Boundary Lake Manitoba, Canada

0 0.25 0.5 W42 Prospect

Outline of Ultramafic Sill and Surface

kilometers

Park Reserve Projection of Significant Intersections

(UTM NAD83, Zone 14)

November 2007 Source: Falconbridge, 1992.

9-26

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Prospect W55 is also located on the William Lake trend but near its northwestern end (see Figure 7-5). The zone is hosted by a 600 m long and 260 m wide ultramafic intrusion. Nickel mineralization occurs both in the ultramafic body and adjacent sediments in massive sulphides. Four holes intersected the zone and the best intersection was obtained from hole WL94-54 which cut 1.07% Ni over 4.0 m (Figure 9-14).

Outside the William Lake trend significant nickel mineralization was encountered in a number of locations clearly indicating that the potential for nickel is not restricted to the trend (see Figure 7-4). The most interesting Ni occurrence outside the trend is undoubtedly the W51 prospect, located in the centre of William Lake. A single hole, WL96-155 intersected 0.88% Ni over 18.0 m in ultramafic intrusive, including 1.83% Ni over 4.00 m. No other holes have been drilled on the extension of this intersection or down dip, although two other holes have been drilled behind the collar with no success.

Four other occurrences of low grade nickel mineralization have been documented in Figure 7-4. Although low grade and narrow, these occurrences nevertheless testify to the presence of significant nickel potential elsewhere on the WLP. In addition, a number of holes drilled by Xstrata on the WLP intersected ultramafic intrusives and lithologies typical of the Pipe Formation, underlining the potential for new discoveries in the untested EM anomalies remaining on the property (Macek et al., 2006).

9-27

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com


N
471,500
472,000
5,971,000
5,970,500
WL00-293
WL99-268
WL92-54
WL93-63
WL98-215
1.05%Ni/1.0m
0.93%Ni/3.0m
1.07%Ni/4.0m
0.74%Ni/28.0m
W55 Ultramafic
Sill
0.23%Ni/5.4m (MS)
0.66%Ni/3.0m (UM)
0.36%Ni/4.8m (MS)
0.66%Ni/2.0m (UM)
0 0.1 0.2
Kilometres
(UTM NAD83, Zone 14)
0.36%Ni/4,8m (MS)
Significant result (MS: massive sulphide; UM: Ultramafic)
WL92-52
Drill hole trace and vertical projection of mineralization
Drill collar and number
November 2007
Source: Falconbridge, 1992.

Figure 9-14

Pure Nickel Inc.

William Lake Property

Manitoba, Canada

W55 Prospect

Outline of Ultramafic Sill and Surface Projection of Significant Intersections

9-28

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

POLYMETALLIC BASE AND PRECIOUS METALS

In addition to the Tower prospect discovery, anomalous levels of zinc and copper have occasionally been encountered in drilling by Xstrata and other companies on the WLP. As discussed above (see Item 8), in recent years VMS-type discoveries have been made under the Paleozoic cover along a belt that borders and parallels the west side of the TNB (see Talbot discovery in HudBay’s news release of October 15, 2007 on www.sedar.com). Zn-Cu base metal mineralization on the WLP typically is hosted by pelitic sediments which may or may not contain graphite. Volcanic rocks have not been reported in this context.

TOWER PROSPECT

The Tower prospect is located in the northeast corner of the WLP immediately to the west and parallel to highway 6 (see Figure 7-4). The discovery was made in 2000 during routine follow up of a Ni-sulphide geophysical target and a total of nine holes have been drilled into the zone for a total of 4,353 m. No drilling has been undertaken since 2001.

Drilling was all undertaken from east to west so that the rocks in the structural hangingwall are better known than the footwall rocks. Approaching the mineralized zone from the hangingwall, the sequence goes from magnetite-bearing silicate iron-formation followed by a layer of turbidite and then by a thick sequence of pelitic sediments intruded by an altered ultramafic sill. The ultramafic body is located in close proximity to the Tower Zone which trends nearly north-south and dips steeply to the east (Figure 9-15).

The significant mineralized intersections are summarized in Table 9-7 and plotted on a vertical longitudinal section in Figure 9-16. The best intersection was obtained in hole BK00-313 which cut a 3.8 m interval grading 5.3% Cu and 0.85% Zn. Core logging by Xstrata indicates the sulphide of the Tower Zone clearly crosscut the foliation, suggesting the mineralization may be late.

9-29

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

TABLE 9-7 SIGNIFICANT MINERALIZED INTERSECTIONS, TOWER PROSPECT

Pure Nickel Inc. – William Lake Property

Hole ID Significant Nickel Intersections

BK00-311 3.26% Ni, 0.38% Zn, 1.41 g/t Au, 10.7 g/t Ag / 3.06 m BK00-313 5.30% Cu, 2.01% Zn, 0.85 g/t Au, 22.0 g/t Ag / 3.78 m BK00-314 3.68% Cu, 1.97% Zn, 0.41 g/t Au, 14.4 g/t Ag / 2.13 m BK00-315 0.77% Cu, 0.83% Zn, 0.13 g/t Au / 5.35 m BK00-316 1.35% Cu, 0.20% Zn, 0.09 g/t Au, 7.40 g/t Ag / 2.00 m BK00-318 0.76% Cu, 2.11% Zn, 0.05 g/t Au, 4.02 g/t Ag / 2.02 m BK00-333 0.30% Cu, 0.73% Zn / 3.38 m BK01-340 0.21% Cu, 0.31% Zn / 1.16 m

The mineralized zone at the Tower prospect remains somewhat open at depth and along strike to the north and south (hole BK01-326 on south end may have overshot the mineralization) and warrants additional drilling.

OTHER OCCURRENCES

Hole BL98-222 was collared on the western boundary of the WLP (see mineral occurrence 14, Figure 7-4) to test a magnetic anomaly with flanking TEM conductor. The hole encountered strongly conductive graphite schists containing two zones of elevated zinc. The first is an interval of 5.0 m grading 0.31% Zn and 0.04% Cu, with traces of sphalerite, and including a 2.0 m interval of 0.48%Zn and 0.03%Cu. After a gap of 15 m a second interval of nearly 7.0 m graded 0.30% Zn and 0.03% Cu, including 0.38% Zn and 0.04% Cu over 2.0 m. The zone is followed downhole by a magnetite-bearing silicate iron formation.

Whether this type of mineralization truly represents a VMS environment cannot be concluded at this time. However, it occurs sporadically throughout the WLP and, in view of the VMS prospects recently discovered in the region, the geophysical conductive trends underlying the western part of the WLP appear to be particularly favourable for this type of mineralization.

9-30

SCOTT WILSON RPA


4+00W
2+00W
BL0+00
2+00E
4+00E
6+00E
BK00-313
BK00-318
Paleozoic Limestone
Paleozoic Sandstone
200m
100m
0m
-100m
-200m
-300m
Pelite
Pelite
A
B
Silicate Facies
Iron Formation
410.0m
536.0m
Turbidite
Altered
Ultramafic
Significant Intersections:
A: 5.30% Cu, 2.01% Zn, 22.0g/t Ag, 0.85g/t Au / 3.78m
B: 0.76% Cu, 2.11% Zn, 4.02g/t Ag, 0.05g/t Au / 2.02m
0 50 100 150 200
Metres
Figure 9-15
Pure Nickel Inc.
William Lake Property
Manitoba, Canada
Tower Prospect
Section 41+00 W
November 2007
Source: Wells, 2001 (AF73953).

www.scottwilson.com
www.scottwilsonmining.com

9-31

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

4+00S 2+00S 0 2+00N 4+00N 6+00N

268m Overburden 268m

Paleozoic Limestone Paleozoic Sandstone

20 15 10

100m 5 100m

(2.9) BK00-316 (23.8) BK00-313

(10.6) BK00-311

0m 1.35%Cu, 0.20%Zn, 5.30%Cu, 2.01%Zn, 3.26%Cu, 0.38%Zn, 0m 0.85g/t Au / 3.78m BK00-315 0.09g/t Au / 2.08m 1.41g/t Au / 3.06m (6.3)

5	0.77%Cu, 0.83%Zn, BK01-340 0.13g/t Au / 5.35m (0.4)

-100m (3.7) BK00-318 (9.9) BK00-314 -100m

0.21%Cu, 0.31%Zn 0.76%Cu, 2.11%Zn, 3.68%Cu, 1.97%Zn, / 1.16m 0.05g/t Au / 2.02m 0.41g/t Au / 2.13m

-200m (2.3) BK01-333 -200m

0.30%Cu, 0.73%Zn / 3.38m

0 50 100 150 200 Metres

Figure 9-16

BK00-315 DDH pierce point and

(3.7) collar number (Grade X Thickness)

Pure Nickel Inc.

15 Grade X thickness contour

[(0.5xZn% + Cu%) x m] William Lake Property

Manitoba, Canada

Tower Zone Prospect Vertical Longitudinal Section

November 2007 Source: Falconbridge, 2001.

9-32

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

10 EXPLORATION

At the time of writing, PNI has not yet undertaken any exploration on the WLP. Programs that could be carried out in the next phase of exploration are indicated in Item 20 Recommendations and are consistent with approaches used by Xstrata on the property in the past.

PNI has started a diamond drilling program on the WLP; however no results are available as of the effective date of this report.

10-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

11 DRILLING

Drilling on Xstrata’s William Lake project was undertaken with wireline rigs adequate for the deepest holes on the project. The principal challenge of drilling in the area is successfully penetrating the Paleozoic unconformity as holes can be lost due to water overpressure and sanding of rods. To prevent this from happening, holes were started in HQ (NQ during the early years) to the base of paleoweathering beneath the Paleozoic sediments whence the holes were reduced to NQ (or BQ) to final depth. All holes were plugged below and above the basal Paleozoic sandstone with Dutem plugs and 15 m of cement to isolate the aquifer as per Manitoba government regulations. All drill sites were cleaned and final inspection was performed during snow-free months.

Drill holes were collared in local grid coordinates. Later the grids were georeferenced manually to take advantage of GIS mapping technology. The mainly idealized grids were approximately positioned by rotation and translation to fit with known topographic features, and collars were positioned on the georeferenced grids and in turn georeferenced. A verification GPS survey indicates that collars positioned this way have accuracy errors of up to 50 m or more, evidently inadequate for deposit delineation. The only holes that were surveyed were those on zone W22 drilled in the early years of the project.

Most drill holes were probed by time domain electromagnetic surveys which require down hole surveys for control on hole deviation. Because of the presence of intense magnetic fields associated with the iron formations and the ultramafic rocks, only non-magnetic methods can be used to survey hole deviations. Xstrata used both Sperry Sun gyroscopic and MaxiBore optical surveying equipment. The data for these surveys are frequently included in the assessment reports and are generally of an acceptable level of quality for resource estimation.

11-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Core recovery is generally good and rock quality designation (RQD) measurements were systematically undertaken, in part to provide optimal locations for cementing the holes as required by regulation to protect the important Paleozoic aquifer.

11-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

12 SAMPLING METHOD AND APPROACH

Exploration drill core samples were collected according to Xstrata protocols. Sampling of mineralized intervals was done on a geological basis and averaged 1.3 m, with samples as short as 0.1 m and as long as 3.0 m or more but usually less than 2.0 m. The logging geologist was responsible to mark the sampling interval and to draw a line down the centre of the core. Core was split with a diamond bladed saw, with half the core placed in plastic sample bags and the remaining half left in the core box. For consistency the same half of core was collected for successive samples. Each interval was marked with a red grease pencil and paper sample tags with identification number, drill hole number and from-to meterage were stapled at the start of the sampling interval. Another sample tag was placed in the sample bag which was sealed and packaged in plastic woven rice bags for shipping. A third tag was kept with the geologist’s records. Core trays were marked with robust aluminum tags for lengthy storage.

12-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

All core from the WLP drilling programs was logged on site in temporary facilities. There, samples were marked, tagged, sawn, placed in rugged plastic bags, tagged, and sealed. Bags were then placed in woven plastic rice bags for shipment.

Sample batches were driven from the project site to Grand Rapids (circa 80 km) in a company vehicle where they were placed on a bus and expedited to the laboratory.

Two laboratories were used for analyses during the period Xstrata operated the project. From 1989 up until 1994, samples were sent to Lakefield, Ontario, whereas TSL Laboratories Inc. (TSL), Saskatchewan, were used from 1995 until 2002 when the last drill holes were recorded. It should be noted that Lakefield was a division of Falconbridge at the time.

At Lakefield samples were dried (temperature not known) and crushed to 3 mm and 250 g subsamples were pulverized to -150 mesh, but it is not known what tolerance the laboratory used on either specification. Nickel and copper (lower detection limit = 0.01%) were determined by X-ray fluorescence (XRF) instrumentation after pulps were submitted to a pyrosulphate fusion and gold, platinum, and palladium (lower detection limit = 0.02 g/t) were determined by fire assay using the lead collection method and inductively-coupled plasma optical emission spectroscopy (ICP-OES) instrumentation. When rhodium was also determined, the NiS method was used. Whole rock analyses were done by XRF, on borate fusion pellets for major elements and pressed pellets for trace elements. No information is available on Lakefield’s quality assurance program.

At TSL sample preparation and analytical methods were slightly different. Available records indicate that rocks were crushed to 2 mm (70% -10 mesh) and pulverized to -150 mesh (>95%). Geochemical grade analyses were done by atomic absorption

13-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com spectrophotometry (AAS) after aqua regia digestion, whereas base metal assays were determined for samples with >5,000 ppm Ni by atomic absorption after three-acid digestion. Gold, platinum, and palladium were analyzed by fire assay (30 g aliquot) using the lead collection method and analyzed by AAS. On higher grade samples gold was determined by gravimetry.

Sampling focussed on ultramafic intrusive rocks and all sulphide-bearing intervals (whether in the ultramafic intrusions or within the sedimentary rocks of the Pipe Formation) and all samples were analyzed for nickel and occasionally one or more of the following elements: Cu, S, Ba, Cr, Co, Se, Rb, Sr, and Zn. In addition, PGE, Au, and Ag were also sometimes assayed in the mineralized intervals.

Quality assurance procedures were uniform over the whole life of the project and consisted in the insertion of one pulp standard for every 20 to 25 samples. Four in-house pulp standards were utilized that were manufactured from Ni sulphide ores from other mining districts. They consisted of RNA, RNB, RNC, and DSA. When batch results were received, the results for standards were compared against the limits established for the project.

No blanks were used, therefore, no monitoring of intersample contamination was possible.

In addition to the Xstrata QA/QC measures, the laboratories also used quality control measures to monitor the analyses. Unfortunately no record is available of the measures used by Lakefield for the WLP. This information is available, however, for the TSL analyses which started in 1995 and continued until 2002. For base metals the laboratory inserted one pulp duplicate and a standard for every 20 client samples, and for gold assays it was three pulp duplicates and one standard for every 20 samples. The laboratory used certified reference standards and in-house standards. For whole rock analyses four certified reference standards and four pulp duplicates were analyzed for every 40 samples.

13-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Verification reveals that Lakefield was certified ISO/IEC 17025 in 1998. Prior to this the laboratory had no certification. TSL obtained the ISO/IEC 17025 certification in 2004 but prior to that had no other certification.

Verification assays in another laboratory were only done for samples from the holes drilled on the W22 prospect.

It is the opinion of Scott Wilson RPA that the QA/QC procedures used by Xstrata on WLP were adequate for early stage projects but insufficient for resource estimation. Consideration should be given to re-analyzing the remaining core using ore grade standards, blanks and carrying out verification assays in a secondary laboratory but only on samples from holes to be included in resource estimation.

13-3

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

14 DATA VERIFICATION

CONFIRMATION ASSAYS

On October 21 and 22, 2007, the author reviewed selected mineralized portions of several drill holes from the core storage facilities in Wabowden, Manitoba. Comparison of core intervals with description of mineralized revealed the logging to be accurate and to faithfully represent the core that was logged. A total of six samples were collected from originally sawed intervals to verify the grades reported in the drill logs and laboratory certificates. Samples were selected from three nickel-sulphide prospects, namely W22, W56 and W56N, and from the Tower Zone. The two intervals sampled from the Tower Zone were of BQ sized core, whereas the other intervals were all of NQ core. The samples were sawed by Ian Hamilton, employee of Crowflight Minerals, under the direct supervision of Charles Beaudry, who bagged and tagged, sealed and placed the samples in a single plastic bag, which was sealed with tape and remained in the author’s possession until hand delivered to SGS Minerals Services laboratories at 1885 Leslie Street, Toronto, Ontario (SGS Minerals). The six samples were analyzed for Ni, Cu and Zn. Analytical results are reported, along with laboratory standards, in Appendix 1 and results are summarized in Table 14-1. Analytical results for Cu and Zn have not been received as of the effective date of this report.

SGS Minerals are accredited to the ISO 17025 Standard by Certificate number 456. The analytical procedures used by SGS are classified by method codes appearing on the signed laboratory certificate and described in their laboratory schedule published yearly (www.SGS.com).

Analytical results show that there is clearly Ni in the drill core that was analyzed. Differences between the values and the original assays can be attributed to normal variability in the core and to greater variability due to smaller samples of quartered core.

14-1

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

TABLE 14-1 VERIFICATION ASSAYS OF SAMPLES COLLECTED FROM SELECTED INTERVALS OF CORE FROM HOLES DRILLED ON THE WILLIAM LAKE PROPERTY

Pure Nickel Inc. – William Lake Property

Original Xstrata Sampling Scott Wilson RPA Sampling

Hole Sample Length Ni Cu Zn Sample Sample Ni Cu Zn Number Prospect Number (m) (%) (%) (%) Description Number (%) (%) (%)

WL96-166 W56 WA44903 1.42 8.47 Quarter sawed 95406 8.41 core WL92-34 W22 WA35302 0.64 2.86 Quarter sawed 95407 2.19 core Pending Pending WL91-20 W22 WA19525 2.00 1.42 Quarter sawed 95408 1.58 core BK00-313 Tower WB013706 0.43 0.003 3.87 1.78 Results Results BK00-313 Tower WB013707 0.31 0.03 9.69 5.96 Composite 0.74 0.014 6.31 3.53 Quarter sawed 95409 0.05 core Assay Assay BK00-311 Tower WB09273 0.51 9.01 2.20 Quarter sawed 95410 0.03 core WL97-173 W56N WB00137 0.62 2.12 Quarter sawed 95411 2.02 core

14-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

QA/QC VERIFICATION

Existing data for the project were mainly collected by Xstrata, which submitted the work to the Manitoba government for assessment credits. All the assessment files pertaining to PNI’s WLP were reviewed and, in particular, assays of mineralized intervals as they appear in the logs and digital database were compared to corresponding values in the laboratory certificates when present (mainly after 1993). Prior to 1994 the certificates were not submitted with the assessment reports and no certificates for these holes were made available to the author. Except for a few errors, nearly all the values appearing in the logs and used to calculate composite assay intervals are corroborated by the results on the certificates.

No digital data for control samples were available for holes drilled prior to 1998. However, in most cases the standards used were listed in the assessment on a separate sheet. All the nickel results for these standards were manually entered into Excel and, along with the standards data recovered from post 1997 holes, were plotted in a series of control charts. Results for the laboratory’s own control materials were also plotted for comparison purposes. There are few results available from Lakefield the laboratory used in the early years of the project up to 1994.

These charts show a few important features. It is apparent firstly that the results from the laboratory’s own standards are generally better than those submitted blind, even though the lab undoubtedly knew of the standards since they arrived as pulps. This is not unusual as the lab generally uses the standards it reports on to verify its own calibration. Differences in matrix between these standards and those submitted by the project can often explain the discrepancies.

Of greater importance, however, is the fact that few standards with values greater than 0.5% Ni were submitted with the samples. Since only those samples containing greater than 5,000 ppm Ni were re-analyzed by assay, it is apparent that the assayed samples were, for the most part, unmonitored since the standards in the batch generally had less than the threshold amount for automatic re-analysis. In fact it is not clear at all whether 14-3

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com any analyses in the certificates were done by assay methods, since all results are shown in parts per million in a single column. It is possible that assay results exist on separate certificates but probably not, since the results in the logs and in the certificates match.

Finally the plots of DSA, the most frequently used standard, show numerous results beyond the ±10% tolerance, which is the normal precision a lab quotes for geochemical analyses greater than 10 times the lower detection limit. In some cases inspection of the analytical result clearly indicates the occurrence of sample mislabelling or sample switching. There is no record in any of the assessment reports of any follow up carried on these “failed” batches. Therefore, even for low grade results there are many outstanding issues concerning the accuracy of analyses.

In view of these observations, it would be problematic to use the results of existing analyses in a resource estimation. On the other hand, the mineralized core intersections do exist, even if they are often misplaced from their original locations in the core racks, and could be used for re-sampling using either the total half core for BQ intersections (quarter core would provide insufficient material) or by quartering where the intersections were drilled with NQ equipment. After so many years it is probable that any pulps or rejects would have oxidized and may not provide accurate assay results.

COLLAR LOCATION VERIFICATION

As part of the field due diligence, a total of fourteen drill hole collars were GPS located by the principal author using a Garmin 12XL to confirm the existence of surface drilling. Most holes can be easily identified by the presence of a wooden post with a metal tag with the drill hole number and the azimuth and dip of the hole. Figure 14-1 shows the relative error in metres between the original locations and the verified locations. As expected, the relative error varies within but mostly between grids due to the manual positioning of the grids in world coordinates and in some cases the error can reach 60 m. A differential GPS survey is required to accurately position any hole that

14-4

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com intersected significant nickel mineralization and for all holes drilled along the William Lake or Tower trends.

FIGURE 14-1 DIFFERENCE BETWEEN UTM EASTING AND NORTHING OF ORIGINAL XSTRATA COLLAR LOCATIONS AND GPS COORDINATES

80.0

60.0

40.0

UTM -Original UTM) 20.0

0.0

Diff_East Diff_North

Difference (Check -20.0

-40.0

-60.0

Prospect and Hole_ID

14-5

SCOTT WILSON RPA www.scottwilson.com
www.scottwilsonmining.com

15 ADJACENT PROPERTIES

Similar mineralization is present on adjacent properties to the north (Minago, TNB-type Ni-sulphides) and to the northwest (Talbot, VMS-type?). Both Minago and Talbot have considerable bearing on the exploration potential of the WLP.

MINAGO

The Minago deposit, currently held by Victory Nickel and discovered in the late 1960s by Amax of Canada Ltd., is located 14.5 km north of the northern boundary of the WLP (see Figure 7-4). In 2006 Nuinsco commissioned a scoping study on the deposit which resulted in a new NI 43-101-compliant resource estimate (Table 15-1). In early 2007 the company transferred its ownership to the Minago deposit and two other properties into Victory Nickel, which now operates the project.

TABLE 15-1 SUMMARY OF NI 43-101 MINERAL RESOURCE ESTIMATE OF MINAGO DEPOSIT

	Measured and Indicated		Inferred	
Ni Cut-off %	Grade Ni Weight %	Tonnes	Grade Ni Weight %	Tonnes
0.25	0.516	49,012,622	0.528	44,014,127
0.30	0.566	40,736,962	0.582	36,356,099
0.40	0.655	29,011,382	0.667	26,668,691
0.50	0.739	20,611,416	0.753	19,237,813
0.60	0.822	14,346,279	0.835	13,773,615
0.70	0.906	9,677,635	0.906	10,006,873
0.80	0.991	6,329,711	0.984	6,724,061
0.90	1.080	3,900,076	1.074	4,063,277

From Wardrop 2006

The Minago deposit is composed of Ni-sulphide mineralization hosted by boudinaged ultramafic bodies folded into a large Z-shaped structure. The ultramafic bodies along with mafic volcanic material have been emplaced into the lower part of the Pipe Formation (Wardrop, 2006).

15-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Ni-sulphides are concentrated in several tabular lenses that dip steeply and are parallel to the ultramafic bodies. Sulphides are generally disseminated but locally net textured and their mineralogy is dominated by pentlandite with subordinate violarite and millerite, with minor pyrite, pyrrhotite and chalcopyrite.

The Minago deposit is very similar in many respects to other deposits in the TNB and to the Ni mineralization found on the WLP.

Scott Wilson RPA has been unable to verify the information contained in the Nuinsco report. The information on the Minago deposit is not necessarily indicative of the mineralization on the WLP that is the subject of this technical report.

TALBOT LAKE

The Talbot Lake discovery is located approximately 16 km northwest of the northwest corner of the WLP (Mudry, pers. comm.). Talbot Lake was discovered recently by HudBay, which reported a 3.32 m intersection grading 4.63% Cu and 0.43% Zn in hole TLS021 (HudBay News Release of October 15, 2007, on www.sedar.com). The reported hole was drilled as part of a five-hole, 3,156 m drilling program. This came further to a drilling campaign in 2006 (HudBay News Release, 2 March 2007, www.sedar.com) which returned a spectacular intersection that assayed 11.16 g/t Au, 184.37 g/t Ag, 12.44% Cu and 3.50% Zn over 9.65 m in hole TLS020. More drilling is planned by the company in 2008.

It is not known if the stratigraphy hosting the mineralization at Talbot Lake extends onto the WLP. However, regional magnetics suggest this possibility.

15-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

16 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing of samples was ever undertaken on the WLP by PNI.

16-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resources have been estimated for the WLP.

17-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

18-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

19 ADDITIONAL REQUIREMENTS

There are no additional requirements for the WLP at present.

19-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

20 INTERPRETATION AND CONCLUSIONS

Exploration by Xstrata and others has led to the discovery of numerous Ni-sulphide prospects on the WLP, particularly along the William Lake trend, and a polymetallic base and precious metal prospect at Tower Zone. Xstrata was focussed on discovering a deposit with a minimum threshold of 20 million tonnes at nickel grades prevailing in the district. The drilling strategy was to step out large distances, typically 150 m to 200 m, on significant intersections to quickly screen out sub-threshold mineralized zones. Although the company failed to outline a target threshold deposit, the resulting drilling pattern provides room to outline smaller concentrations (i.e., less than 20 million tonnes) that could be economic at today’s metal prices. One or more such deposits could be delineated with in-fill drilling around existing mineralized intersections and by drilling on the lateral and depth extensions of prospects.

The challenge in drilling this type of mineralization will be to maintain geological control because the complex deformational history of the area is such that mineralized zones are expected to pinch and swell and to plunge or rake in longitudinal section and show complex relationships to enclosing and adjacent ultramafic bodies. Close spaced drilling will be required to ensure geological and grade continuity between holes.

The limited assay verification program undertaken by the author on core samples collected from the core racks in Wabowden, Manitoba, all returned Ni assay results consistent with the original assays. The lithologies observed in core are also consistent with the descriptions in the logs. Xstrata personnel were quite competent to deal with this type of mineralization and knew how to recognize the characteristic features of the stratigraphic units forming the Pipe Formation and lower part of the Opswagan Group. Moreover, most if not all the core from the WLP has been re-logged by Joseph Macek, an expert on the stratigraphy and structural geology of the TNB. His logs will be available shortly to project personnel even if they were not to the author at the time of writing this report.

20-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

A review of the analytical results shows that project pulp standards were systematically inserted into batches and that both laboratories utilized during the project’s 13-year history, used internal standards and replicates and published these results in the certificates. However, for samples collected prior to 1994 no certificates were available to the author because they had not been included in the submitted assessment reports until then.

The only weakness found in the procedures used by Xstrata appears to be the lack of blanks, reliance on low grade standards (circa 0.3% Ni), apparently limited follow up of failed standards in batch results and a verification assay program in a secondary laboratory limited to the W22 prospect. Xstrata’s primary protocols called for geochemical-grade analysis of all samples and re-analysis by assay-grade method of all samples with Ni above 5,000 ppm. Unfortunately, the majority of inserted project standards had Ni values below this threshold and were therefore not re-assayed.

In some cases high grade standards were inserted, particularly when the logging geologist knew high Ni grades were anticipated. These standards gave very good performance suggesting the analytical results are accurate. Unfortunately too many of the mineralized batches must rely on low grade standards for accuracy estimation. The analytical results from mineralized intervals of Xstrata drilling will therefore require more work to include into any resource estimation.

PGE analyses done on samples from the W21 Prospect indicate a significant enrichment of all the PGE metals in the Ni-sulphide mineralization on the WLP. Unfortunately, PGE were only occasionally assayed in the other prospects, with few QA/QC controls, so that actual PGE distribution in the Ni-sulphide mineralization for the most part remains unknown. Any interest by PNI to investigate the economic potential of the Ni-sulphide mineralization on the WLP to host PGE will require re-sampling and analysis of the core for PGE using proper QA/QC controls, including ore-grade PGE standards.

20-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Except for the collars on W21, none of the drill holes have been surveyed. A limited collar location verification program by the author using a handheld GPS unit showed accuracy errors in the UTM coordinates of the holes that are of no consequence in early stage projects but must be improved for resource estimation. Any mineralized zone that eventually becomes the object of an NI 43-101-compliant resource estimation will need to have all collars, new and existing, properly located by a professional land surveyor. In the interim a differential GPS survey will provide a quick and accurate georeferencing of all easily accessible collars, particularly along the William Lake trend and at the Tower prospect.

The exploration approach used by Xstrata on the WLP is considered to be more than adequate for the targeting of Ni-sulphide mineralization of the TNB type. All geophysical targets were prioritized on the basis of quantitative and qualitative criteria pertaining to Ni-sulphide favourability, and the project’s success ratio was excellent. New mineralized zones were discovered almost every year the project operated and the justifiable necessity to re-allocate part of drilling budgets to follow up on successful holes led to fewer reconnaissance geophysical targets being tested. Numerous high quality targets remain untested on the WLP.

It is important to note that geophysical technologies have greatly evolved in the last 15 years, that is, since the time most of the early airborne geophysical work was done on the WLP by Xstrata. New EM systems in particular are much deeper penetrating and have much improved capabilities to detect superconductors. Arguably the best Ni-sulphide targets, those highly conductive anomalies that until recently were not even detectible with off-time EM systems, can now be resolved using long time base or B-field measurements (Thompson et al., 2007 and other papers therein). In addition, the cost of computation and the development of advanced modelling algorithms in the last decade have resulted in unprecedented capability of visualizing 3D features in the subsurface (Oldenburg and Pratt, 2007 and other papers therein). There is excellent opportunity on the WLP to apply new airborne EM technologies and to re-process existing surveys with advanced algorithms to improve on the targeting methods used by Xstrata.

20-3

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

In the opinion of Scott Wilson RPA, exploration to date on the WLP has clearly demonstrated the potential of the property to host both Ni-sulphide mineralization of the TNB type and base and precious mineralization of possible VMS type to warrant an aggressive exploration program that will focus both on following-up and detailing existing mineralized zones and to further test priority geophysical targets on the property.

20-4

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

21 RECOMMENDATIONS

Scott Wilson RPA is of the opinion that the William Lake Property near Grand Rapids, Manitoba, merits considerably more Ni-sulphide exploration work, and an important two-phase work program is recommended. Phase 1 is meant to investigate continuity of mineralization in the best prospects identified by Xstrata, namely W56, W56N, W22, W21 and Tower, by carrying out in-fill drilling near the best mineralized intersections and to extend the mineralization beyond the limits established by current drilling. This will require a minimum of 2,600 m of diamond drilling. Phase 1 will also include limited airborne and ground geophysical surveying to test the response of known Ni-sulphide mineralization using up to date geophysical technologies and a limited historical data re-processing program covering the same areas as the surveying. Existing drill hole collars should be georeferenced using differential-GPS, especially along the William Lake trend and at the Tower prospect. Such a survey will provide submetric accuracy for the collar locations.

A Phase 2 program is recommended that will undertake the delineation of one prospect with the objective of delivering an inferred resource and will be contingent on identifying in the first phase one or more prospects with the potential to contain 5 million tonnes or more of Ni-sulphide mineralization at TNB grades. A 22,000 m program is proposed, which although possibly insufficient to deliver an NI 43-101-compliant inferred resource with the minimum threshold tonnage, will nevertheless allow a substantial resource to be established on the property and significantly advance the project towards that objective. Phase 2 also includes a proposal for airborne or ground geophysical programs (depending on which method is validated in Phase 1) and additional data re-processing and a 3,000 m drilling program to test priority targets generated with the geophysics. In addition, re-sampling of core should be done on mineralized intersections of existing holes that are to be included in any NI 43-101-compliant resource estimate.

21-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Details of the recommended two-phased program are shown in Table 20-1 below. Scott Wilson RPA has reviewed and concurs with the recommended program and budget.

TABLE 20-1 PROPOSED PROGRAM AND BUDGET

Pure Nickel Inc.—William Lake Project

Item C$ Phase 1 Program (2007-2008)

Staff Costs (2 geologists/geophysicists; 2 technicians) 175,000 Project management (Head office, geology) 45,000 Transportation, camp costs, expense accounts 105,800 Supplies, software, hardware 10,000 Line cutting – 50 km @ $350/km 18,000 Permitting 5,000

Geophysical Surveys

Airborne VTEM surveys 600 km2 @ $165/km2 100,000 Ground & BHEM Crone surveys 30 days@ $3,000/day 90,000 Geophysical data reprocessing (includes Crone and Condor processing) 25,000

Diamond Drilling ($150/m)

William Lake Trend—6 holes—2,600 m 390,000 Cat work, travel time, camp set up, Misc 50,000 Assays 450 @ $50/analysis 20,000

Miscellaneous/Contingency 10% (Truck/car rental, hotel, restaurant, airline, helicopter) 100,000

Total Phase 1 1,133,800

Phase 2 Program (2008-2009)

Staff Costs (3 geologists/geophysicists; 4 technicians) 425,000 Project management (Head office, geology) 90,000 Transportation, camp costs, expense accounts 200,000 Supplies, software, hardware 20,000 Permitting 10,000

Geophysical Surveys

Airborne VTEM surveys 600 km2 @ $165/km2 (only if successful in stage 1) 100,000 Crone 3D BHPEM surveys 40 days @ $3,000/day 120,000 Geophysical data reprocessing (includes Crone and Condor processing) 45,000

Diamond Drilling ($150/m)

Deposit delineation 22,000 m 3,300,000 Reconnaissance drilling 3,000 m 450,000 Misc. drilling costs (Cat, rentals, travel time etc) 100,000 Assays 4,000 @ $50/analysis 200,000

Miscellaneous/Contingency (Truck/car rental, hotel, restaurant, airline, helicopter) 200,000

Total Phase 2 5,260,000

21-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

22 REFERENCES

Bleeker, W., 1990: Structural geology and deformational history of the Thompson nickel orebodies and environs, Thompson, Manitoba, in Galley, A.G. (compiler), Investigations by the Geological Survey of Canada in Manitoba and Saskatchewan during the 1984-1989 Mineral Development Agreements: Geological Survey of Canada, Open File 2133, p. 111-115.

Crowflight Minerals Inc., 2007: Technical report on the Updated Bucko Lake Nickel Project Feasibility Study, Wabowden, Manitoba, March 30, 2007, www.sedar.com.

Eckstrand, O.R., Grinenko, L.N., Krouse, H.R., Paktunc, A.D., Schwann, P.L., and Scoates, R.F.J., 1989: Preliminary data on sulphur isotopes and Se/S ratios, and the source of sulphur in magmatic sulphides from the Fox River Sill, Molson Dykes, and Thompson nickel deposits, northern Manitoba, in Current Research, Part C: Geological Survey of Canada, Paper 89-1C, p. 235-242.

Fischer, P., Roth, J., and Thalenhorst, H., 1991: Lime claims, Manitoba, 1990 winter exploration program – Volume I, MDM Assessment File report number AF72251, 245 p.

Hulbert, L.J., Hamilton, M.A., Horan, M.F., and Scoates, R.F.J., 2005: U-Pb zircon and Re-Os isotope geochronology of mineralized ultramafic intrusions and associated nickel ores from the Thompson nickel belt, Manitoba, Canada: Economic Geology, v.

100, p. 29-41.

Layton-Mathews, D., Lesher, C.M., Burnham, O.M., Liwanag, J., Halden, N.M., Hulbert, L., and Peck, D.C., 2007: Magmatic Ni-Cu-Platinum-Group element deposits of the Thompson Nickel Belt, in Goodfellow,W.D., ed., Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 409-432.

Lesher, C.M., and Keays, R.R., 2002: Komatiite-associated Ni-Cu-(PGE) deposits; Mineralogy, geochemistry, and genesis, in Cabri, L.J., ed., The Geology, Geochemistry, Mineralogy, and Mineral Beneficiation of the Platinum-Group Elements: Canadian Institute of Mining, Metallurgy and Petroleum, Special Volume 54, p. 579-617.

Liwanag, J., 2000: Post-Magmatic Modification of the Sulphide Deposits from the Thompson Nickel Belt, Manitoba, Canada: M.Sc. thesis, University of Manitoba, Winnipeg, Manitoba, 207 p.

Macek, J.J., McGregor, C.R. and Zwanzig, H.V. 2004: Thompson Nickel Belt Project, Manitoba (part of NTS 63P): geology of the South pit, Thompson mine; in Report of 22-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

Activities 2004, Manitoba Industry, Economic Development and Mines, Manitoba Geological Survey, p. 135–148.

Macek, J.J., McGregor, C.R., and Coueslan, C.G., 2002: Thompson nickel belt project: Progress report (parts of NTS 63J, 63O and 63P), in Report of Activities: Manitoba Industry, Trade and Mines, Manitoba Geological Survey, p. 115-116.

Macek, J.J., Zwanzig, H.V. and Pacey, J.M. 2006: Thompson Nickel Belt geological compilation map, Manitoba (parts of NTS 63G, J, O, P and 64A and B); Manitoba Science, Technology, Energy and Mines, Manitoba Geological Survey, Open File Report OF2006-33, digital map on CD.

Oldenburg, D.W. and Pratt, D.A., 2007: Geophysical inversion for mineral exploration: a decade of progress in theory and practice, in Milkereit, B. (ed.), Proceedings of Exploration 07: Fifth decennial international conference on mineral exploration, pp.

61-95.

Puritch, E., and Ewert, W.D., 2005: Technical Report and Resource Estimate on the Bucko Lake Property, the Pas Mining District, Manitoba, Canada, NI 43-101 Technical Report for Crowflight Minerals Inc., December 15, 2005, www.sedar.com.

Tirschman, P.A., 1992: William Lake Special Permit 88-1, Diamond drilling and ground geophysics programs, April 1990 – December 1991. MDM Assessment file report number AF72456, 642 p.

Tirschman, P.A., 1993: Report on William Lake claims WIL2 and WIL5, Fall/winter 1991 – 1992, Geophysical and diamond drilling program. MDM Assessment file report number AF72640, 642 p.

Thompson, S., Fountain, D. and Watts, T., 2007: Airborne geophysics – Evolution and Revolution, in Milkereit, B. (ed.), Proceedings of Exploration 07: Fifth decennial international conference on mineral exploration, pp. 19-37.

Wardrop Engineering Inc., 2006: Minago Preliminary Economic Assessment, NI 43-101 Technical Report for Nuinsco Resources Limited, November 24, 2006, www.sedar.com.

Wells, K., 2001: Assessment report for the 2000 fall diamond drilling and borehole geophysical programs on the William Lake special permit 88-1 and Baker Lake North special exploration permit 93-1. MDM Assessment file report number AF73953, 383 p.

Zwanzig, H.V., 2004: Mafic-ultramafic magmatism of the Bah Lake assemblage, Ospwagan Group, Upper Ospwagan Lake, Manitoba (NTS 63O9), in Field Activities: Manitoba Industry, Economic Development and Mines, Manitoba Geological Survey, p. 149-155.

22-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

23 SIGNATURE PAGE

This report titled “Technical Report on the William Lake Property, Grand Rapids, Manitoba, Canada”, prepared for Pure Nickel Inc. and dated November 14, 2007, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Toronto, Ontario

November 14, 2007 Charles Beaudry, P.Geo. Associate Geologist

23-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

24 CERTIFICATE OF QUALIFICATIONS

CHARLES BEAUDRY

I, Charles Beaudry, P.Geo, as an author of this report entitled “Technical Report on the William Lake Property, Grand Rapids, Manitoba, Canada”, prepared for Pure Nickel Inc. and dated November 14, 2007, do hereby certify that:

1. I am associate geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of University of Ottawa in 1979 with an Honours B.Sc. in geology and from McGill University of Montreal in 1983 with a M.Sc. in geology.

3. I am registered as a Professional Geoscientist in the Province of Ontario (Reg.# 1202). I have worked as a geologist for a total of 29 years since my graduation. My relevant experience for the purpose of the Technical Report is:

Data compilation

Metallogeny

Project auditing and technical review

QA/QC

4. I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5. I visited the William Lake Property on October 19 to 21, 2007.

6. I am responsible for overall preparation of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report even though I worked for Xstrata and its precursor companies, Falconbridge and Noranda, up until October 2006.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

24-1

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 14th day of November, 2007

(Signed & Sealed)

Charles Beaudry, P.Geo.

24-2

SCOTT WILSON RPA www.scottwilson.com www.scottwilsonmining.com

25 APPENDIX 1

VERIFICATION ASSAY CERTIFICATE

25-1

Certificate of Analysis

Work Order: 096543

To: Roscoe Postle Associates Inc. Date: Oct 31, 2007 Attn: R.B.Cook

P.O. No. :

Project No. : DEFAULT No. Of Samples : 6 Date Submitted : Oct 25, 2007 Report Comprises : Pages 1 to 2

(Inclusive of Cover Sheet)

Distribution of unused material:

Client will pick up samples: 6 Cores

Certified By : ________________________________________ Operations Manager

ISO 17025 Accredited for Specific Tests. SCC No. 456

Report Footer: L.N.R. = Listed not received I.S. = Insufficient Sample n.a. = Not applicable — = No result *INF = Composition of this sample makes detection impossible by this method M after a result denotes ppb to ppm conversion, % denotes ppm to % conversion Methods marked with an asterisk (e.g. *NAA08V) were subcontracted Subject to SGS General Terms and Conditions

The data reported on this certificate of analysis represents the sample submitted to SGS Minerals Services. Reproduction of this analytical report, in full or in part, is prohibited without prior written approval.

SGS Canada Inc. Mineral Services 1885 Leslie Street Toronto ON M3B 2M3 t(416) 445-5755 f(416) 445-4152 www.sgs.ca

25-2 Member of the SGS Group (Société Générale de Surveillance

SGS

Provisional : 096543 Order:

Page 2 of 2

Element Method Det.Lim. Units	Ni ICP90Q 0.01 %
95406	8.41
95407	2.19
95408	1.58
95409	0.05
95410	0.03
95411	2.02
*Dup 95406	8.36

The data reported on this certificate of analysis represents the sample submitted to SGS Minerals Services. Reproduction of this analytical report, in full or in part, is prohibited without prior written approval.

SGS Canada Inc. | Mineral Services 1885 Leslie Street Toronto ON M3B 2M3 t(416) 445-5755 f(416) 445-4152 www.sgs.ca

25-3

Member of the SGS Group (Société Générale de Surveillance)

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

26 APPENDIX 2

MANITOBA GOVERNMENT MINERAL ASSESSMENT FILES

TABLE 26-1 LIST OF MANITOBA GOVERNMENT MINERAL ASSESSMENT FILES COVERING THE WILLIAM LAKE PROPERTY

AF Number Year Company Title Authors

71837 1988 Sherritt Gordon Mines Limited Report on geophysical surveys on Lime and Tom claims Pawliw, P.A.

72044 1989 Sherritt Gordon Limited Lime claims, 1989 winter exploration program assessment Fischer, P., Roth, J. and work report Thalenhorst H. 72076 1989 Falconbridge Limited William lake SEP 88-1, 1989 exploration work program Lee, J.E. 72100 1989 Falconbridge Limited Bracken lake SEP 89-1, work program Jan-Dec 1989 Lutz, J.A. 72119 1989 Manitoba Mineral Resources Ltd. Interpretation report, INPUT MkVI EM-magnetic survey

72243 1990 Falconbridge Limited Bracken lake SEP 89-1 diamond drilling program, Jan-Feb Lutz, J.A. 1990 72246 1990 Manitoba Mineral Resources Ltd. Minago river project Assessment report for 1990 exploration program

72251 1990 Sherritt Gordon Limited Lime claims, 1990 winter exploration program assessment Fischer, P., Roth, J. and work report—volume 1 Thalenhorst H. 72425 1991 Manitoba Mineral Resources Ltd. Minago river project, assessment report for 1990-91 exploration program 72456 1991 Falconbridge Limited William lk SEP 88-1 diamond drilling and ground Tirschmann, P.A. geophysics programs, Apr1990-Dec1991 72490 1992 Falconbridge Limited Bracken lake SEP 89-1 total field magnetic and TEM Nagerl, P.J. surveys and diamond drilling, 1990-92 72576 1992 Falconbridge Limited Airborne GEOTEM and magnetic survey, Bracken lake SEP Geoterrex

26-1

SCOTT WILSON RPA

AF Number	Year	Company	Title	Authors
72595	1992	Falconbridge Limited	William lk SEP 88-1 surface geophysical surveys, in-hole PEM and winter 1992 diamond drilling assessment report	Nagerl, P.J.
72640	1992	Falconbridge Limited	Report on William lk claims Fall-winter 1991-92 geophysical and diamond drilling program	Tirschmann, P.A.
72686	1992	Falconbridge Limited	Soil geochemical, surface geophysical surveys, diamond drilling, BHPEM and drill hole directional surveys assessment report for 1991-93 for William lk SEP 88-1	Nagerl, P.J.
72706	1993	Falconbridge Limited	Surface geophysical surveys and diamond drilling assessment report, Bracken SEP 89-1	Fournier, J.D.
72806	1994	Falconbridge Limited	1994 Geoterrex airborne magnetic and GEOTEM survey, William lk SEP 88-1, Baker lk SEP 92-3 and Baker lk N SEP 93-1	Clemmer, S.
72837	1994	Falconbridge Limited	Ground geophysical surveys and Jan-Sept 1994 diamond drilling program report, Bracken Lake SEP 89-1	Fournier, J.D.
72858	1994	Falconbridge Limited	1993-94 diamond drilling programs, William Lake claims	Tirschmann, P.A.
72914	1995	Falconbridge Limited	Report on Baril Lake EP 135: 1995 diamond drilling program	Wells, K.
72924	1995	Falconbridge Limited	Jan-Mar 1995 diamond drilling assessment report, Braken Lake SEP	Fournier, J.D., Wells, K.
72938	1995	Falconbridge Limited	1994-95 ground geophysical surveys, Braken lk SEP89-1, William lk SEP88-1, Bake lk SEP92-3, Baril lk EP 135 and William lk clams	Wells, K.
72950	1995	Falconbridge Limited	1995 Geoterrex airborne magnetic and GEOTEM survey, South Moose Lake SEP (and part sof Bracken lk SEP and Baril lk EP	Wells, K.
72951	1995	Falconbridge Limited	Assessment report on the 1995 work program, Lime claim group, William Lake area	Wells, K.
72968	1995	Falconbridge Limited	Assessment report on the 1995 fall drill program, William lake area	Wells, K.
73035	1996	Falconbridge Limited	Report on Baril lake EP 135: 1996 diamond drilling and geophysical program	Wells, K.

www.scottwilson.com
www.scottwilsonmining.com
26-2

SCOTT WILSON RPA

AF Number	Year	Company	Title	Authors
73058	1996	Falconbridge Limited	Summary interpretation report on surface fixed-loop TEM and magnetic surveys over William Lake permit/claims	Legault, J.M., Williston, C.
73064	1996	Falconbridge Limited	Report on William Lake SEP PN 5106 and William Lake claims (PN5121) area. 1996 Diamond drilling program	Wells, K., Tirschmann, P.
73131	1996	Falconbridge Limited	Assessment report on the 1996 fall work program, William Lake area	Wells, K., Tirschmann, P.
73132	1996	Falconbridge Limited	Assessment Report on the 1996 geophysical and diamond drilling program; Lime claim group, William Lake area	Wells, K.
73208	1997	Falconbridge Limited	Assessment report for the 1997 winter exploration program on the William Lake SEP 88-1 and William Lake claim group	Tirschmann, P.
73269	1995	Falconbridge Limited	Assessment report for 1993-95 diamond drilling on the William Lake SEP and claim group	Tirschmann, P.A.
73492	1998	Falconbridge Limited	Winter 1997-98 ground geophysical surveys and line-cutting on the Bracken Lake SEP 89-1, William Lake SEP 88-1, South Moose Lake SEP 94-1 and William Lake claims and Minago claims.	Blair, T., Tirschmann, P.
73507	1998	Falconbridge Limited	Assessment report for the 1998 diamond drilling and borehole geophysicalprograms on the Eracken Lake SEP 89-1, William Lake SEP 88-1, South Moose Lake SEP 94-1 and William Lake claims and Minago claims.	Tirschman, P. and Blair, T.
73582	1999	Falconbridge Limited	Assessment report for the 1999 ground geophysical surveys and line-cutting on the Bracken lake SEP 89-1, William Lake SEP 88-1, South Moose Lake SEP 94-1 and William Lake claims	Blair, T., Wells, K.
73583	1999	Falconbridge Limited	Assessment report for the 1999 ground geophysical surveys and line-cutting on the Bracken lake SEP 89-1, William Lake SEP 88-1, South Moose Lake SEP 94-1 and William Lake claims	Blair, T., Wells, K.
73684	2000	Falconbridge Limited	Assessment report for the 2000 winter diamond drilling and borehole geophysics programs on the William SEP 88-1, Baker Lake north SEP 93-1, Norway House option exploration permit #166 and Minago claim group	Blair, T.

www.scottwilson.com
www.scottwilsonmining.com
26-3

AF Number	Year	Company	Title	Authors
73749	1999	Falconbridge Limited	Assessment report for the 2000 ground geophysical surveys and line-cutting on the William SEP 88-1, Baker Lake north SEP 93-1, Norway House option exploration permit #166 and Minago claim group	Wells, K.
73803	2000	Falconbridge Limited	2000 Anglo American PLC airborne Spectrum Survey: William SEP 88-1, Baker Lake north SEP 93-1, Norway House option exploration permit #166 and Minago claim group	Wells, K.
73859	1993	Hudson Bay Exploration & Development Co. Ltd.	Airborne SPECTREM and magnetic survey of Flin Flon and Snow lake areas, 1993-95	Zang, M.W.
73950	2001	Falconbridge Limited	Assessment report for the 2001 work program on William Lake special exploration permit 88-1, Baker Lake North SEP 93-1 and Norway House SEP #166	Ramnath, S., Wells, K.
73951	2000	Falconbridge Limited	Assessment report for the September 2000 ground geophysical surveys and line-cutting on the William Lake SEP 88-1, Bake Lake north SEP 93-1 and Norway House option exploration permit #166	Wells, K.
73952	2000	Falconbridge Limited	Assessment report for the December 2000 ground geophysical surveys and line-cutting on the William Lake SEP 88-1, Baker Lake north SEP 93-1, Norway House option exploration permit #166 and Minago claim group	Wells, K.
73953	2000	Falconbridge Limited	Assessment report for the 2000 fall diamond drilling and borehole geophysical programs on the Willian Lake special exploration permit 88-1, Baker Lake North SEP 93-1	Wells, K.
73955	2002	Falconbridge Limited	Assessment report for the winter 2002 diamond drilling and BHPEM geophysical program on the William lake SEP 88-1 and Baker lake north SEP 93-1	Rammath, S. and Wells, K.
90801	1966	Amax Exploration Inc.	Geophysical surveys and diamond drill logs	
91254	1970	Amax Potash Limited	IP survey	Kolbe, P.
91255	1971	Amax Potash Limited	Diamond drill logs	
91257	1971	Cominco	Report on magnetic and TURAM surveys, William project	Andersen, E.O.

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com

26-4

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

AF Number Year Company Title Authors

91451 1970 Cominco Airborne INPUT, ground magnetic and TURAM surveys and Andersen, E.O. diamond drill logs, William project 91456 1971 Cominco Lithgeochemical analyses of drill core and logs Brown, J. 91457 1973 Cominco Diamond drill logs 91655 1966 Amax Exploration Inc. Airborne geophysical survey 91669 1968 Amax Exploration Inc. Airborne geophysical survey 91710 1971 Cominco Report on airborne EM and magnetic surveys on Minago project 91712 1970 Cominco Report on magnetic and TURAM surveys, Minago project Andersen, E.O.

91716 1971 Cominco TURAM and magnetic surveys on William lake project Andersen, E.O. 91747 1968 Amax Exploration Inc. Geophysical surveys and diamond drill logs 91751 1969 Derry, D.R. Turair EM survey assessment report Klein, J., Seigel, H.O. 92041 1972 Cominco Diamond drill logs 92220 1977 Sherritt Gordon Mines Limited Final report on the geology and diamond drilling, William Bituin, A.M. lake project 92282 1965 Moreau, M.J. Geophysics and diamond drilling logs, Minago project 92283 1971 Cominco Lithgeochemical analyses of drill core and logs Brown, J. 92337 1977 Sherritt Gordon Mines Limited Report on geophysical surveys, NIP area Pawliw, P.A. 92474 1981 Shell Canada Resources Limited Report on TURAM EM and magnetic surveys, Bill lake Johnson, I. areas 92633 1980 Sherritt Gordon Mines Limited Report on magnetic surveys, William lake project Henning, R.H. 94539 1989 Sherritt Gordon Limited Tom Claims, 1989 winter exploration program assessment Fischer, P., Roth, J. and report Thalenhorst H. 94685 1990 Falconbridge Limited Cedar lake SEP 89-2 and Muddy Bay option claims, 1990 Nagerl, P.J. airborne GEOTEM survey 94898 1992 Manitoba Mineral Resources Ltd. Minago river project, assessment report for 1991-92 exploration program 98172 1971 Amax Exploration Inc. Turair EM survey assessment report Klein, J., Seigel, H.O. 99304 1971 Amax Exploration Inc. Diamond drilling and Sperry gyro survey logs 99446 1966 Amax Exploration Inc. Geophysical surveys and diamond drill logs

26-5

27 APPENDIX 3

LIST OF MINERAL CLAIMS AND EXPLORATION PERMITS

TABLE 27-1 LIST OF MINERAL CLAIMS CONSTITUTING THE WILLIAM LAKE PROPERTY

Claim Number	Claim Name	Claim Holder	Date Staked	Date Recorded	Date Expiry	Area (hectares)	Grouping ID
P1856F	BILL 2	PURE NICKEL INC.	2/8/1993 14:10	3/4/1993	5/3/2008	183	G5397
P1855F	BILL 1	PURE NICKEL INC.	2/7/1993 16:15	3/4/1993	5/3/2008	192	G5397
P9929E	WIL 2	PURE NICKEL INC.	9/7/1991 11:35	9/26/1991	11/25/2008	256	G5397
P9932E	WIL 5	PURE NICKEL INC.	9/8/1991 9:50	9/26/1991	11/25/2008	256	
P1858F	BILL 4	PURE NICKEL INC.	2/7/1993 12:00	3/4/1993	5/3/2008	248	G5398
P1859F	BILL 5	PURE NICKEL INC.	2/7/1993 18:10	3/4/1993	5/3/2008	234	G5398
P1860F	BILL 6	PURE NICKEL INC.	2/8/1993 14:40	3/4/1993	5/3/2008	228	G5398
P1861F	BILL 7	PURE NICKEL INC.	2/9/1993 15:00	3/4/1993	5/3/2008	200	G5398
P1862F	BILL 8	PURE NICKEL INC.	2/10/1993 15:30	3/4/1993	5/3/2008	200	G5398
P1863F	BILL 9	PURE NICKEL INC.	2/10/1993 13:15	3/4/1993	5/3/2008	118	G5398
P1868F	BILL 10	PURE NICKEL INC.	2/10/1993 17:00	3/4/1993	5/3/2008	36	G5398
P1864F	BILL 11	PURE NICKEL INC.	2/11/1993 14:15	3/4/1993	5/3/2008	134	G5396
P1866F	BILL 13	PURE NICKEL INC.	2/12/1993 11:30	3/4/1993	5/3/2008	64	G5396
P1865F	BILL 12	PURE NICKEL INC.	2/11/1993 15:15	3/4/1993	5/3/2008	256	G5396
P1867F	BILL 14	PURE NICKEL INC.	2/12/1993 17:00	3/4/1993	5/3/2008	110	G5396
W54541	BAR 12	PURE NICKEL INC.	10/3/1996 17:00	10/15/1996	12/14/2007	256	G10961
W54542	BAR 13	PURE NICKEL INC.	10/3/1996 17:00	10/15/1996	12/14/2007	256	G10961
W54533	BAR 4	PURE NICKEL INC.	10/1/1996 17:00	10/15/1996	12/14/2007	256	G10961
W54534	BAR 5	PURE NICKEL INC.	10/1/1996 17:00	10/15/1996	12/14/2007	256	G10961
W54535	BAR 6	PURE NICKEL INC.	10/2/1996 17:00	10/15/1996	12/14/2007	256	G10961
MB4819	BLN 4819	PURE NICKEL INC.	9/29/2003 22:37	10/16/2003	12/15/2007	224	

27-1

SCOTT WILSON RPA

www.scottwilson.com
www.scottwilsonmining.com

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com

Claim Number	Claim Name	Claim Holder	Date Staked	Date Recorded	Date Expiry	Area (hectares)	Grouping ID
MB4821	BLN 4821	PURE NICKEL INC.	9/29/2003 18:00	10/16/2003	12/15/2007	256	
MB4830	BLN 4830	PURE NICKEL INC.	9/30/2003 14:50	10/16/2003	12/15/2007	256	
MB4820	BLN 4820	PURE NICKEL INC.	9/30/2003 16:24	10/16/2003	12/15/2007	204	
MB4822	BLN 4822	PURE NICKEL INC.	9/30/2003 17:00	10/16/2003	12/15/2007	256	
MB4831	BLN 4831	PURE NICKEL INC.	10/1/2003 13:45	10/16/2003	12/15/2007	168	
MB4829	BLN 4829	PURE NICKEL INC.	10/1/2003 16:02	10/16/2003	12/15/2007	256	
MB4833	BLN 4833	PURE NICKEL INC.	10/2/2003 15:43	10/16/2003	12/15/2007	256	
MB4832	BLN 4832	PURE NICKEL INC.	10/2/2003 16:10	10/16/2003	12/15/2007	136	
MB4834	BLN 4834	PURE NICKEL INC.	10/2/2003 17:58	10/16/2003	12/15/2007	256	
MB4817	BLN 4817	PURE NICKEL INC.	10/2/2003 18:00	10/16/2003	12/15/2007	256	
MB4844	BLN 4844	PURE NICKEL INC.	10/3/2003 15:08	10/16/2003	12/15/2007	256	
MB4841	BLN 4841	PURE NICKEL INC.	10/3/2003 15:32	10/16/2003	12/15/2007	256	
MB4842	BLN 4842	PURE NICKEL INC.	10/3/2003 16:18	10/16/2003	12/15/2007	100	
MB4818	BLN 4818	PURE NICKEL INC.	10/3/2003 17:55	10/16/2003	12/15/2007	256	
MB4845	BLN 4845	PURE NICKEL INC.	11/28/2003 16:49	12/1/2003	1/30/2008	210	
MB4840	BLN 4840	PURE NICKEL INC.	10/3/2003 18:15	10/16/2003	12/15/2007	256	
MB4843	BLN 4843	PURE NICKEL INC.	10/3/2003 14:50	10/16/2003	12/15/2007	64	
MB4823	WLC MB 4823	PURE NICKEL INC.	10/5/2003 16:00	11/4/2003	1/3/2008	256	
MB4835	WLC MB 4835	PURE NICKEL INC.	10/5/2003 14:00	11/4/2003	1/3/2008	256	
MB4828	WLC MB 4828	PURE NICKEL INC.	10/5/2003 14:25	11/4/2003	1/3/2008	256	
MB4815	WLC MB 4815	PURE NICKEL INC.	10/6/2003 15:30	11/4/2003	1/3/2008	256	
MB4816	WLC MB 4816	PURE NICKEL INC.	10/6/2003 15:00	11/4/2003	1/3/2008	256	
MB4827	WLC MB 4827	PURE NICKEL INC.	10/6/2003 16:36	11/4/2003	1/3/2008	256	
MB4848	WLC MB 4848	PURE NICKEL INC.	10/6/2003 12:30	11/4/2003	1/3/2008	126	
MB4836	WLC MB 4836	PURE NICKEL INC.	10/7/2003 17:01	11/4/2003	1/3/2008	256	
MB4814	WLC MB 4814	PURE NICKEL INC.	10/7/2003 16:05	11/4/2003	1/3/2008	256	
MB4812	WLC MB 4812	PURE NICKEL INC.	10/8/2003 16:25	11/4/2003	1/3/2008	210	
MB4813	WLC MB 4813	PURE NICKEL INC.	10/9/2003 11:45	11/4/2003	1/3/2008	240	
MB4853	WLC MB 4853	PURE NICKEL INC.	11/29/2003 15:08	12/1/2003	1/30/2008	192	
MB4811	WLC MB 4811	PURE NICKEL INC.	10/12/2003 15:39	11/4/2003	1/3/2008	240	

27-2

SCOTT WILSON RPA

Claim Number	Claim Name	Claim Holder	Date Staked	Date Recorded	Date Expiry	Area (hectares)	Grouping ID
MB4858	WLC MB 4858	PURE NICKEL INC.	10/12/2003 15:30	11/4/2003	1/3/2008	192	
MB4851	WLC MB 4851	PURE NICKEL INC.	10/12/2003 17:22	11/4/2003	1/3/2008	232	
MB4855	WLC MB 4855	PURE NICKEL INC.	10/13/2003 15:20	11/4/2003	1/3/2008	144	
MB4857	WLC MB 4857	PURE NICKEL INC.	10/13/2003 16:31	11/4/2003	1/3/2008	256	
MB4859	WLC MB 4859	PURE NICKEL INC.	10/13/2003 19:11	11/4/2003	1/3/2008	225	
MB4854	WLC MB 4854	PURE NICKEL INC.	10/13/2003 17:41	11/4/2003	1/3/2008	198	
MB4862	WLC MB 4862	PURE NICKEL INC.	10/14/2003 15:55	11/4/2003	1/3/2008	221	
MB4856	WLC MB 4856	PURE NICKEL INC.	10/14/2003 14:45	11/4/2003	1/3/2008	196	
MB4866	WLC MB 4866	PURE NICKEL INC.	10/14/2003 18:05	11/4/2003	1/3/2008	256	
MB4861	WLC MB 4861	PURE NICKEL INC.	10/14/2003 16:31	11/4/2003	1/3/2008	248	
MB4865	WLC MB 4865	PURE NICKEL INC.	10/16/2003 13:23	11/4/2003	1/3/2008	213	
MB4863	WLC MB 4863	PURE NICKEL INC.	10/16/2003 17:00	11/4/2003	1/3/2008	248	
MB4867	WLC MB 4867	PURE NICKEL INC.	10/16/2003 15:20	11/4/2003	1/3/2008	256	
MB4824	WLC MB 4824	PURE NICKEL INC.	10/6/2003 17:00	11/4/2003	1/3/2008	256	
MB4825	WLC MB 4825	PURE NICKEL INC.	11/20/2003 13:20	12/1/2003	1/30/2008	160	
MB4837	WLC MB 4837	PURE NICKEL INC.	11/29/2003 12:05	12/1/2003	1/30/2008	132	
MB4868	WLC MB 4868	PURE NICKEL INC.	11/30/2003 16:47	12/1/2003	1/30/2008	112	
MB4869	WLC MB 4869	PURE NICKEL INC.	11/21/2003 15:03	12/1/2003	1/30/2008	246	
MB4870	WLC MB 4870	PURE NICKEL INC.	11/21/2003 16:26	12/1/2003	1/30/2008	243	
MB4871	WLC MB 4871	PURE NICKEL INC.	11/22/2003 14:47	12/1/2003	1/30/2008	190	
MB4872	WLC MB 4872	PURE NICKEL INC.	11/22/2003 15:32	12/1/2003	1/30/2008	203	
MB4873	WLC MB 4873	PURE NICKEL INC.	11/23/2003 14:20	12/1/2003	1/30/2008	187	
MB4874	WLC MB 4874	PURE NICKEL INC.	11/23/2003 17:10	12/1/2003	1/30/2008	256	
MB4877	WLC MB 4877	PURE NICKEL INC.	11/24/2003 16:38	12/1/2003	1/30/2008	228	
MB4878	WLC MB 4878	PURE NICKEL INC.	11/25/2003 15:28	12/1/2003	1/30/2008	186	
MB4879	WLC MB 4879	PURE NICKEL INC.	11/24/2003 16:18	12/1/2003	1/30/2008	254	
MB4880	WLC MB 4880	PURE NICKEL INC.	11/25/2003 16:16	12/1/2003	1/30/2008	228	
MB4951	WLC MB 4951	PURE NICKEL INC.	11/20/2003 13:36	12/1/2003	1/30/2008	127	
MB4952	WLC MB 4952	PURE NICKEL INC.	11/26/2003 14:54	12/1/2003	1/30/2008	104	
MB4954	WLC MB 4954	PURE NICKEL INC.	11/27/2003 12:37	12/1/2003	1/30/2008	256	

www.scottwilson.com
www.scottwilsonmining.com
27-3

Claim Number	Claim Name	Claim Holder	Date Staked	Date Recorded	Date Expiry	Area (hectares)	Grouping ID
MB4876	WLC MB 4876	PURE NICKEL INC.	11/24/2003 10:27	12/1/2003	1/30/2008	192	
MB4850	WLC MB 4850	PURE NICKEL INC.	11/28/2003 15:36	12/1/2003	1/30/2008	68	
MB4852	WLC MB 4852	PURE NICKEL INC.	11/29/2003 14:33	12/1/2003	1/30/2008	91	
MB4958	WLC MB 4958	PURE NICKEL INC.	11/30/2003 23:20	12/1/2003	1/30/2008	137	
MB4875	WLC MB 4875	PURE NICKEL INC.	11/23/2003 17:09	12/1/2003	1/30/2008	128	
MB4953	WLC MB 4953	PURE NICKEL INC.	11/26/2003 15:48	12/1/2003	1/30/2008	180	
MB4955	WLC MB 4955	PURE NICKEL INC.	11/27/2003 11:03	12/1/2003	1/30/2008	248	
MB4957	WLC MB 4957	PURE NICKEL INC.	11/30/2003 11:24	12/1/2003	1/30/2008	234	
MB4895	WLC MB 4895	PURE NICKEL INC.	12/3/2003 11:49	12/9/2003	2/7/2008	33	
MB4956	WLC MB 4956	PURE NICKEL INC.	12/3/2003 11:55	12/9/2003	2/7/2008	48	
MB4960	BLC MB 4960	PURE NICKEL INC.	12/12/2003 14:49	1/5/2004	3/5/2008	200	
MB4959	BLC MB 4959	PURE NICKEL INC.	12/11/2003 16:16	1/5/2004	3/5/2008	164	
MB4981	BLC MB 4981	PURE NICKEL INC.	12/12/2003 16:52	1/5/2004	3/5/2008	245	
MB4982	BLC MB 4982	PURE NICKEL INC.	12/12/2003 15:44	1/5/2004	3/5/2008	225	
MB4983	BLC MB 4983	PURE NICKEL INC.	12/4/2003 15:07	1/5/2004	3/5/2008	256	
MB4984	BLC MB 4984	PURE NICKEL INC.	12/4/2003 16:47	1/5/2004	3/5/2008	250	
MB4985	BLC MB 4985	PURE NICKEL INC.	12/4/2003 14:48	1/5/2004	3/5/2008	253	
MB4986	BLC MB 4986	PURE NICKEL INC.	12/4/2003 15:23	1/5/2004	3/5/2008	242	
MB4987	BLC MB 4987	PURE NICKEL INC.	12/5/2003 14:27	1/5/2004	3/5/2008	245	
MB4988	BLC MB 4988	PURE NICKEL INC.	12/4/2003 15:50	1/5/2004	3/5/2008	232	
MB4989	BLC MB 4989	PURE NICKEL INC.	12/6/2003 15:38	1/5/2004	3/5/2008	243	
MB4990	BLC MB 4990	PURE NICKEL INC.	12/5/2003 15:23	1/5/2004	3/5/2008	256	
MB4992	BLC MB 4992	PURE NICKEL INC.	12/5/2003 16:50	1/5/2004	3/5/2008	256	
MB4996	BLC MB 4996	PURE NICKEL INC.	12/6/2003 15:53	1/5/2004	3/5/2008	256	
MB4995	BLC MB 4995	PURE NICKEL INC.	12/6/2003 14:39	1/5/2004	3/5/2008	153	
MB4997	BLC MB 4997	PURE NICKEL INC.	12/6/2003 17:47	1/5/2004	3/5/2008	256	
MB4998	BLC MB 4998	PURE NICKEL INC.	12/7/2003 14:43	1/5/2004	3/5/2008	240	
MB4999	BLC MB 4999	PURE NICKEL INC.	12/8/2003 14:36	1/5/2004	3/5/2008	256	
MB5000	BLC MB 5000	PURE NICKEL INC.	12/7/2003 17:01	1/5/2004	3/5/2008	256	
MB4961	BLC MB 4961	PURE NICKEL INC.	12/10/2003 15:59	1/5/2004	3/5/2008	256	

SCOTT WILSON RPA

www.scottwilson.com
www.scottwilsonmining.com

27-4

SCOTT WILSON RPA

Claim Number	Claim Name	Claim Holder	Date Staked	Date Recorded	Date Expiry	Area (hectares)	Grouping ID
MB4962	BLC MB 4962	PURE NICKEL INC.	12/10/2003 16:05	1/5/2004	3/5/2008	256	
MB4963	BLC MB 4963	PURE NICKEL INC.	12/10/2003 16:32	1/5/2004	3/5/2008	105	
MB4994	BLC MB 4994	PURE NICKEL INC.	12/10/2003 14:43	1/5/2004	3/5/2008	204	
MB4849	WLC MB 4849	PURE NICKEL INC.	12/13/2003 14:36	1/5/2004	3/5/2008	256	
MB4965	BLC MB 4965	PURE NICKEL INC.	1/4/2004 16:34	1/14/2004	3/14/2008	256	
MB4966	BLC MB 4966	PURE NICKEL INC.	1/4/2004 16:02	1/14/2004	3/14/2008	256	
MB4967	BLC MB 4967	PURE NICKEL INC.	1/4/2004 15:27	1/14/2004	3/14/2008	256	
MB4968	BLC MB 4968	PURE NICKEL INC.	1/4/2004 14:31	1/14/2004	3/14/2008	225	
MB4970	BLC MB 4970	PURE NICKEL INC.	1/5/2004 15:31	1/14/2004	3/14/2008	256	
MB4971	BLC MB 4971	PURE NICKEL INC.	1/5/2004 15:26	1/14/2004	3/14/2008	256	
MB4972	BLC MB 4972	PURE NICKEL INC.	1/5/2004 14:07	1/14/2004	3/14/2008	256	
MB4975	BLC MB 4975	PURE NICKEL INC.	1/6/2004 12:58	1/14/2004	3/14/2008	256	
MB4974	BLC MB 4974	PURE NICKEL INC.	1/6/2004 14:38	1/14/2004	3/14/2008	154	
MB4973	BLC MB 4973	PURE NICKEL INC.	1/5/2004 13:06	1/14/2004	3/14/2008	153	
MB4976	BLC MB 4976	PURE NICKEL INC.	1/6/2004 15:24	1/14/2004	3/14/2008	210	
MB4977	BLC MB 4977	PURE NICKEL INC.	1/6/2004 15:21	1/14/2004	3/14/2008	210	
MB4978	BLC MB 4978	PURE NICKEL INC.	1/6/2004 10:54	1/14/2004	3/14/2008	256	
MB4979	BLC MB 4979	PURE NICKEL INC.	1/6/2004 13:03	1/14/2004	3/14/2008	232	
MB4980	BLC MB 4980	PURE NICKEL INC.	1/7/2004 15:03	1/14/2004	3/14/2008	256	
MB5101	BLC MB 5101	PURE NICKEL INC.	1/7/2004 12:12	1/14/2004	3/14/2008	249	
MB5102	BLC MB 5102	PURE NICKEL INC.	1/7/2004 14:43	1/14/2004	3/14/2008	198	
MB5103	BLC MB 5103	PURE NICKEL INC.	1/7/2004 13:18	1/14/2004	3/14/2008	256	
MB5104	BLC MB 5104	PURE NICKEL INC.	1/2/2004 14:53	1/14/2004	3/14/2008	198	
MB5105	BLC MB 5105	PURE NICKEL INC.	1/8/2004 16:54	1/14/2004	3/14/2008	237	
MB4891	BLC MB 4891	PURE NICKEL INC.	1/7/2004 14:47	1/14/2004	3/14/2008	256	
MB4892	BLC MB 4892	PURE NICKEL INC.	1/8/2004 12:23	1/14/2004	3/14/2008	160	
MB4893	BLC MB 4893	PURE NICKEL INC.	1/8/2004 15:59	1/14/2004	3/14/2008	236	
MB4894	BLC MB 4894	PURE NICKEL INC.	1/8/2004 16:13	1/14/2004	3/14/2008	210	
MB5111	BLC MB 5111	PURE NICKEL INC.	1/9/2004 13:37	1/14/2004	3/14/2008	216	
MB4969	BLC MB 4969	PURE NICKEL INC.	1/5/2004 13:36	1/14/2004	3/14/2008	162	

www.scottwilson.com
www.scottwilsonmining.com
27-5

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

Claim Number Claim Name Claim Holder Date Staked Date Recorded Date Expiry Area (hectares) Grouping ID

MB4964 BLC MB 4964 PURE NICKEL INC. 1/4/2004 14:31 1/14/2004 3/14/2008 124

MB4839 WLC MB 4839 PURE NICKEL INC. 10/7/2003 18:00 11/4/2003 1/3/2008 233

MB4846 WLC MB 4846 PURE NICKEL INC. 10/6/2003 18:34 11/4/2003 1/3/2008 248

MB4838 WLC MB 4838 PURE NICKEL INC. 11/20/2003 15:51 12/1/2003 1/30/2008 140

MB4847 WLC MB 4847 PURE NICKEL INC. 11/20/2003 16:16 12/1/2003 1/30/2008 66

MB7268 MBC 7268 PURE NICKEL INC. 3/22/2007 16:02 4/2/2007 6/1/2009 234

TABLE 27-2 LIST OF EXPLORATION PERMITS OF THE WILLIAM LAKE PROPERTY.

Permit Number Permit Holder Date Zone Date Recorded Area Anniversary (hectares)

Status

319B Pure Nickel Inc. B 31-Aug-07 31-Aug-12 98,712.0 Final

297B Falconbridge Limited B 13-Sep-07 13-Sep-12 9,824.0 Final

27-6

SCOTT WILSON RPA

28 APPENDIX 4

LIST OF XSTRATA AND PRE-XSTRATA NICKEL DIAMOND DRILL HOLES

TABLE 28-1 LIST OF XSTRATA NICKEL DIAMOND DRILL HOLES COLLARED ON THE WILLIAM LAKE PROPERTY

Data from Manitoba Government Web Site

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
BL89-01	1989	200.2	311.0	-45	319B	N	72243			
BL89-02	1990	511.1	110.0	-55	319B	N	72243			
WL91-10	1991	497.73	304.0	-45	P1861F	N	72456	W21	0.61%Ni/11.5m	No PGE, no certificates
WL91-13	1991	428	90.0	-45	MB4958	N	72456			No PGE, no certificates
WL91-16	1991	388.22	148.0	-45	MB4877	N	72456			No PGE, no certificates
WL91-17	1991	516.36	222.7	-45.5	P9932E	N	72456	W22	ZONES A/B: 1.5%Ni/11.3m or 0.7%Ni/73.5m; ZONES C/H: 3.6%Ni/0.6m	No PGE, no certificates
WL91-18	1991	624.75	222.7	-47	P1858F	N	72456	W23		No PGE, no certificates
WL91-19	1991	770.21	224.2	-45.5	P9932E	N	72456	W22	ZONES A/B: 1.3%Ni/2.7m; ZONES C/H: 0.7%Ni/5.6m	No PGE, no certificates
WL91-20	1991	471.22	223.0	-50	P9932E	N	72456	W22	ZONES A/B: 1.3%Ni/4.2m or 0.7%Ni/69.0m; ZONES C/H: 1.5%Ni/9.9m	No PGE, no certificates
WL91-21	1991	589	133.0	-45	P9932E	N	72640			All PGE's, some high values, no certificates
WL91-22	1991	544.68	180	-45	297B	N	72640	RECON	0.71%Ni/1.0m host UM, 1.49%Ni/0.82m in regolith	All PGE's, some high values, no certificates
WL91-23	1991	479.14	180	-45	297B	N				All PGE's, some high values, no certificates
WL91-24	1991	497	223.0	-45	P9932E	N	72640	W22	Dyke out, no values	All PGE's, some high values, no certificates

28-1

www.scottwilsonmining.com

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

HoleID Year Length_m Azimuth Dip Licence BHPEM AF_Number Prospect Significant_Assays Comments

All PGE’s, some high values, no certificates

WL91-25 1991 481 225.0 -45 P9932E N 72640 W22 Dyke out, no values certificates WL91-26 1991 214.26 104 -45 297B N

1.12%Ni/4.97m; 1.23%Ni/5.0m; All PGE’s, some WL91-27 1991 490 224.0 -45 P9929E N 72640 W42 1.06%Ni/3.71m high values WL91-28 1991 390.27 284 -45 297B N

All PGE’s, some

WL91-29 1991 880 225.0 -45 P9929E N 72640 W42 high values WL91-30 1991 359.66 84.0 -45 MB4862 N 72686 No PGE

All PGE’s, some

ZONES A/B: 1.6%Ni/15.1m; high values, no WL92-32 1992 416 41.6 -45 P9929E N 72640 W22 ZONES C/H: No values certificates

All PGE’s, some

- ZONES A/B: 0.8%Ni/9.4m; high values, no WL92-34 1992 751.51 222.6 45.18 P9932E N 72640 W22 ZONES C/H: 3.9%Ni/3.6m certificates

ZONES A/B: 1.4%Ni/3.1m or

0.7%Ni/87.2m; ZONES C/H: No PGE, no WL92-36 1992 553.1 45.0 -45 P9929E N 72686 W22 1.3%Ni/1.4m certificates

No PGE, no certificates

WL92-37 1992 789.19 44.6 -45 P1858F N 72686 W23 certificates

All PGE’s, some high values, no certificates

WL92-39 1992 158 48.8 -43 P9929E N 72640 W42 certificates

All PGE’s, some high values, no

WL92-40 1992 797.04 223.3 -47.5 P9929E N 72640 W42 certificates

No PGE, no

WL92-41 1992 156.67 56.6 -45 P1858F N 72686 W22 certificates

No PGE, no

WL92-43 1992 969.85 56.6 -45 P1858F N 72686 W22 No values certificates

No PGE, no

WL92-46 1992 425.88 284 -45.5 297B N 72686 certificates

No PGE, no

WL92-49 1992 492.32 284.9 -45.5 297B N 72686 certificates

No PGE, no

WL92-50 1992 244.83 194.45 -45 297B N 72686 certificates

All PGE’s, some

WL92-51 1992 623 223.2 -45 P9932E N 72640 W22 No values high values

Few PGE, no

WL92-52 1992 461 123.0 -45 P1862F N 72595 W21 0.74%Ni/32.0m certificates WL92-53 1992 753.6 121.0 -45 P1862F N 72595 W21 0.61%Ni/14.5m No certificates

No PGE, no

WL92-54 1992 597.5 225.0 -45 P1864F N 72686 W55 0.74%Ni/28.00m certificates

No PGE, no

WL92-55 1992 560 40.0 -45 P1865F N 72686 certificates WL92-56 1992 713 240.0 -45 P1860F N 72686 No PGE, no

28-2

SCOTT WILSON RPA

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
										certificates
WL92-57	1992	548	240.0	-45	P1861F	N	72686	W56	0.38%Ni/.067m	No PGE, no certificates
WL92-58	1992	725	230.0	-45	P1865F	N	72686			No PGE, no certificates
WL92-59	1992	497	220.0	-45	P1865F	N	72686			No PGE, no certificates
WL92-60	1992	452	103.8	-46.48	P1862F	N	72595			Few PGE, no certificates
WL92-61	1992	497	57.6	-46.48	P1862F	N	72595	W21	0.58%Ni/26.0m	Few PGE, no certificates
WL93-63	1993	599	225.0	-45	P1864F	N	72858	W55	0.36%Ni/4.80m	No PGE
BL93-65	1993	380	103.0	-42	MB5111	N	72706			No PGE, no certificates
BL93-66	1993	687.35	115.0	-42	MB4966	N	72706	RECON	0.63%Ni/1.82m host UM	No PGE, no certificates
BL93-67	1993	611.33	113.0	-45	MB4989	N	72706			No PGE, no certificates
BL93-68	1993	637.35	143.0	-43	MB4970	N	72706	RECON	0.52%Ni/2.00m host UM	No PGE, no certificates
WL94-69	1994	770	223.0	-44	P1856F	N	72858	W42		No PGE
WL94-70	1994	527	90.0	-45	MB7268	N	73269			No PGE
WL94-71	1994	442	104	-45	297B	N	73269			No PGE
WL94-72	1994	537.84	240.0	-45	P1861F	N	72858			No PGE
WL94-73	1994	572	100.0	-45	MB4877	N	73269			No PGE
WL94-74	1994	497	284	-45	297B	N	73269			No PGE
BL94-75	1994	440	126.0	-45	MB4984	N	72837			No PGE, no certificates
BL94-76	1994	572.8	92.0	-45	MB4979	N	72837			No PGE, no certificates
BL94-77	1994	443	180.0	-45	319B	N	72837			No PGE, no certificates
BL94-78	1994	617	314.0	-45	319B	N	72837			No PGE, no certificates
BL94-79	1994	500	111.0	-45	319B	N	72837			No PGE, no certificates
WL94-80	1994	458	270.0	-44.5	P1855F	N	73269			No PGE
WL94-81	1994	582.85	313.0	-43.5	P1855F	N	73269			No PGE
WL94-82	1994	729.43	223.0	-65.5	P9932E	Y	73269	W22	ZONES C/H: No values (no UM)	No PGE
WL94-83	1994	602	223.0	-46	P1856F	N	73269	W42		No PGE
WL95-84	1995	441.5	90.0	-45	MB4866	N	73269			No PGE
WL95-85	1995	604.29	240.0	-45.5	P1858F	N	73269	W23		No PGE

28-3

www.scottwilson.com
www.scottwilsonmining.com

SCOTT WILSON RPA

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
WL95-87	1995	667	60.0	-45	P1859F	N	73269	W56	1.06%Ni/6.35m	No PGE
WL95-88	1995	692	223.0	-72	P9932E	Y	73269	W22	ZONES C/H: Dyke out, no values	No PGE
WL95-91	1995	327.19	130.0	-45	319B	N	73269			No PGE
WL95-92	1995	560	220.0	-46.5	P1863F	N	73269			No PGE
BL95-95	1995	422.6	110.0	-45	MB4893	N	72924			Few PGE
BL95-96	1995	469	107.0	-45	319B	N	72924			Few PGE
BL95-97	1995	389	107.0	-45	319B	N	72924			Few PGE
BL95-98	1995	437	120.0	-45	MB4992	N	72924			Few PGE
BL95-99	1995	617	286.0	-45	MB4961	N	72924			Few PGE
BL95-100	1995	574	90.0	-45	MB4978	N	72924			Few PGE
BL95-101	1995	464	310.0	-45	319B	N	72924			Few PGE
WL95-102	1995	752	65	-45	297B	N	73269			
WL95-103	1995	468.2	69	-45	297B	N	73269			
BL95-104	1995	497	120.0	-45	MB4983	N	72924			Few PGE
BL95-105	1995	500	270.0	-45	MB4976	N	72924			Few PGE
WL95-106	1995	629	94.0	-45	319B	N	73269			No PGE
BL95-107	1995	513.75	99.0	-45	MB4972	N	72924			Few PGE
WL95-108	1995	578	240.0	-45	P1858F	N	73269	W23		No PGE
WL95-109	1995	626	284.0	-45	MB4879	N	73269			No PGE
WL95-114	1995	202.27	284	-45	297B	N	73269			
LM95-115	1995	545.33	90.0	-45	MB7268	N	72951	LIME		No PGE
WL95-116	1995	358.4	104	-45	297B	N	73269			
LM95-117	1995	503	90.0	-45	MB7268	N	72951	LIME		No PGE
LM95-118	1995	600	90.0	-45	MB7268	N	72951	LIME		No PGE
WL95-119	1995	587	240.0	-50	P1859F	N	72968			No PGE
WL95-120	1995	607.36	240.0	-50	P1859F	N	72968			No PGE
WL95-121	1995	620	60.0	-50	P1860F	N	72968	W56	6.16%Ni/1.18m	No PGE
WL95-122	1995	642.48	240.0	-50	P1858F	N	72968	W23		No PGE
WL95-123	1995	610	240.0	-59	P1858F	N	72968	W23		No PGE
WL95-124	1995	530.3	60.0	-62	P1860F	N	72968	W56	1.11%Ni/1.59m	No PGE
WL95-125	1995	531.67	240.0	-50	P1858F	N	72968	W23		No PGE
WL95-126	1995	641.31	240.0	-50	P1860F	N	72968	W56	0.72%Ni/3.77m	No PGE
WL96-127	1996	260	150.0	-50	P1859F	N	73064			No PGE
WL96-129	1996	584.54	240.0	-50	P1862F	N	73064	W56N	0.31%Ni/2.65, in metaseds and 0.19%Ni/2.98m in pegmatite	No PGE

28-4

www.scottwilson.com
www.scottwilsonmining.com

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

HoleID Year Length_m Azimuth Dip Licence BHPEM AF_Number Prospect Significant_Assays Comments

WL96-130 1996 428.04 150.0 -45 319B N 73064 No PGE WL96-131 1996 397.96 123.0 -45 319B N 73064 No PGE WL96-133 1996 542.06 135.5 -45 319B N 73064 No PGE WL96-135 1996 455 123.0 -45 319B N 73064 No PGE WL96-137 1996 518 135.5 -45 319B N 73064 No PGE WL96-140 1996 626.27 60.0 -50.5 P1860F N 73064 W56 0.32%Ni/0.67m No PGE WL96-143 1996 617 240.0 -50 MB4869 N 73064 No PGE WL96-144 1996 561.38 60.0 -50 P1860F N 73064 W56 No values No PGE WL96-148 1996 493.39 240.0 -50 MB4869 N 73064 No PGE WL96-149 1996 588.54 150.0 -48 P1859F N 73064 No PGE WL96-151 1996 491 220.0 -48 P1863F N 73064 No PGE LM96-153 1996 545.12 90.0 -58 MB7268 N 73132 LIME No PGE WL96-154 1996 641 104.0 -45.5 P1867F N 73064 No PGE

0.88%Ni/18.0m host UM, incl. WL96-155 1996 460 104 -45 297B N 73064 W51 1.83%Ni/4.00m

WL96-157 1996 470 104 -45 297B N 73064 W51

WL96-158 1996 605.46 104.0 -45 MB4877 N 73064 No PGE WL96-160 1996 625.37 223.0 -45 P1856F N 73064 W42 No PGE

No PGE, no

WL96-165 1996 533 60.0 -65 P1860F N 73131 W56 2.85%Ni/6.40m certificates

No PGE, no

WL96-166 1996 672 240.0 -50.5 P1860F N 73131 W56 2.80%Ni/6.73m certificates

No values, failed to intersect No PGE, no WL96-167 1996 664.33 240.0 -50 P1859F N 73131 W56 contact certificates No PGE, no

WL96-168 1996 644 240.0 -49 P1861F N 73131 W56 1.85%Ni/6.83m certificates

No PGE, no

WL96-169 1996 562 60.0 -60 P1860F N 73131 W56 1.14%Ni/2.45m certificates

No PGE, no

WL96-170 1996 572 60.0 -54 P1860F N 73131 W56 No values certificates

No PGE, no

WL96-171 1996 532.39 60.0 -61 P1859F N 73131 W56 No values certificates

No PGE, no

WL96-172 1996 653 60.0 -70 P1860F N 73131 W56 No values certificates WL97-173 1997 683 240.0 -50 P1862F N 73208 W56N 2.12%Ni/0.62m in pegmatite No PGE WL97-174 1997 687.45 60.0 -72 P1860F N 73208 W56 0.71%Ni/0.87m No PGE WL97-176 1997 764 240.0 -65 P1861F N 73208 W56 1.04%Ni/2.0m No PGE

No values, failed to intersect

WL97-179 1997 851.61 240.0 -65 P1861F N 73208 W56 contact No PGE WL97-180 1997 512.68 284 -50 297B N

28-5

SCOTT WILSON RPA

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
WL97-182	1997	650	240.0	-56	P1862F	N	73208	W56N	1.34%Ni/0.75m in pegmatite	No PGE
WL97-184	1997	461	104.0	-48	319B	N	73208			No PGE
WL98-186	1998	696.43	240.0	-50	P1858F	Y	73507	W23		No PGE
WL98-187	1998	811.46	60.0	-62	P1860F	Y	73507	W56	3.57%Ni/1.31m, untested BHEM off hole anomaly below and to south?	No PGE
BL98-188	1998	566	126.0	-50.5	MB4982	Y	73507			No PGE
SM98-189	1998	470	130.0	-50	319B	Y	73507			No PGE
WL98-190	1998	701.27	223.0	-60.5	P1858F	Y	73507	W23		No PGE
WL98-191	1998	640.53	223.0	-60	P9929E	Y	73507	W42		No PGE
WL98-192	1998	401	104	-50	297B	Y	73507	W51		
WL98-193	1998	579.44	223.0	-50	P1856F	Y	73507	W42		No PGE
WL98-194	1998	455.13	286.0	-50	319B	Y	73507			No PGE
BL98-203	1998	416	137.0	-50	319B	Y	73507			No PGE
WL98-204	1998	413	99.0	-50	319B	Y	73507			No PGE
WL98-205	1999	528	233.0	-50	P9929E	N	73507	W42		No PGE
WL98-206	1998	490.71	223.0	- 57.25	P1858F	Y	73507	W23		No PGE
WL98-208	1998	458.55	223.0	-50	P9932E	Y	73507	W22		No PGE
WL98-209	1998	608	151.0	-49	P1859F	Y	73507			No PGE
WL98-210	1998	628	240.0	-50	P1859F	Y	73507			No PGE
WL98-211	1998	590	240.0	-50	P1861F	Y	73507	W56		No PGE
WL98-212	1998	783.36	240.0	-65	P1859F	Y	73507	W56	0.93%Ni/2.5m	No PGE
WL98-213	1998	803	240.0	-63	P1862F	Y	73507	W56N	3.44%Ni/2.10m in pegmatite	No PGE
WL98-214	1998	552.75	239.0	-55	MB4872	Y	73507			No PGE
WL98-215	1998	570.85	220.0	-50	P1863F	Y	73507			No PGE
WL98-216	1998	723.72	60.0	-62	P1860F	Y	73507	W56	No values	No PGE
WL98-217	1998	763	240.0	-60	P1862F	Y	73507	W56N	Up to 2.52%Ni/0.57m in metaseds	No PGE
WL98-218	1998	507.62	220.0	-50	P1868F	Y	73507			No PGE
WL98-219	1998	785	60.0	-50	P1862F	Y	73507	W21		No PGE
BL98-220	1998	446	130.0	-50	319B	Y	73507			No PGE
WL98-221	1998	533	130.0	-50	319B	Y	73507			No PGE
BL98-222	1998	473	114.0	-50	319B	Y	73507			No PGE
WL98-223	1998	386	228.5	-50	319B	Y	73507			No PGE
WL98-225	1998	488	180.0	-50	319B	Y	73507			No PGE

www.scottwilson.com
www.scottwilsonmining.com

28-6

SCOTT WILSON RPA

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
BL98-226	1998	473	116.0	-50	319B	Y	73507			No PGE
BL98-227	1998	629	110.0	-45	MB5105	Y	73507			No PGE
BL98-228	1998	581	116.0	-50	319B	Y	73507			No PGE
BL98-229	1998	395	120.0	-50	MB4992	N	73507			No PGE
SM98-230	1998	443	114.0	-50	319B	Y	73507			No PGE
BL98-231	1998	596	115.0	-50	MB4965	Y	73507			No PGE
BL98-232	1998	560	132.0	-50	319B	Y	73507			No PGE
SM98-233	1998	539	110.0	-50	319B	Y	73507			No PGE
WL98-234	1998	660.6	60.0	-51	P1868F	Y	73507			No PGE
WL98-235	1998	743	240.0	-50	P1862F	Y	73507	W56N	Multiple inters. in pegmatite up to 0.42%Ni/0.37m	No PGE
WL98-236	1998	826.67	240.0	-50	MB4872	Y	73507			No PGE
WL98-237	1998	635	284.0	-50	P1865F	Y	73507			No PGE
WL98-238	1998	704	240.0	-50	P1862F	Y	73507	W56N	0.31%Ni/1.36m in metaseds	No PGE
WL98-239	1998	576.5	236.0	-50	P1862F	Y	73507	W56N, W21	W56N: 0.43%Ni/1.71m in metaseds; W21: 1.08%Ni/4.0m	No PGE
WL98-240	1998	557	60.0	-50	MB4955	Y	73507	W56		No PGE
WL98-241	1998	872.34	240.0	-58	P1862F	Y	73582	W56N		No PGE
WL99-242	1999	836	240.0	-55	P1862F	Y	73582	W56N	0.31%Ni/8.73m in metaseds incl. 1.44%Ni/0.69m	No PGE
WL99-246	1999	632.5	43.0	-50	P1856F	Y	73582	W42		No PGE
BL99-247	1999	488	120.0	-50	MB4960	Y	73582			No PGE
WL99-248	1999	642.5	220.0	-50	MB4874	Y	73582			No PGE
WL99-249	1999	650	43.0	-50	P9929E	Y	73582	W42		No PGE
BL99-250	1999	338	134.0	-50	319B	Y	73582			No PGE
WL99-251	1999	439	34.0	-50	319B	Y	73582			No PGE
WL99-253	1999	478	150.0	-50	319B	Y	73582			No PGE
WL99-255	1999	407	135.5	-50	319B	Y	73582			No PGE
WL99-257	1999	437	135.5	-50	319B	Y	73582			No PGE
BL99-259	1999	134	130.0	-50	319B	N	73582			No PGE
BL99-260	1999	536	310.0	-50	319B	Y	73582			No PGE
WL99-261	1998	548.3	104.0	-50	MB4877	Y	73582			No PGE
BL99-262	1999	424.7	94	-50	297B	Y	73582			
WL99-263	1999	660	225.0	-50	MB4876	Y	73582			No PGE
WL99-264	1999	413.76	43.0	-50	P1856F	Y	73582	W42		No PGE
WL99-265	1999	351.5	256.0	-50	MB4836	Y	73582			No PGE

www.scottwilson.com
www.scottwilsonmining.com
28-7

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
WL99-267	1999	497	284	-50	297B	Y	73582			
WL99-268	1999	651	225.0	-49	P1864F	Y	73582	W55	0.23%Ni/5.35m	No PGE
WL99-269	1999	394.15	76.0	-50	MB4811	Y	73582			No PGE
BL99-270	1999	445	120.0	-50	319B	N	73582			No PGE
BL99-271	1999	601	130.0	-50	319B	N	73582			No PGE
BL99-273	1999	543	91.0	-50	MB4978	Y	73582			No PGE
BL99-274	1999	89	143.0	-50	319B	N	73582			No PGE
BL99-275	1999	428	91.0	-50	MB4978	Y	73582			No PGE
BL99-276	1999	397	143.0	-50	319B	Y	73582			No PGE
SM99-279	1999	383	118.0	-50	319B	Y	73582			No PGE
WL99-280	1999	524	225.0	-50	MB4825	Y	73582			No PGE
WL99-281	1999	615.75	104	-50	297B	Y	73582			
WL99-282	1999	716	240.0	-63	P1862F	Y	73582	W56N	No values but 14.92m of MS @ 585.45m	No PGE
WL99-283	1999	381.7	104	-55	297B	Y	73582			
BL99-284	1999	416	130.0	-50	MB4983	Y	73582			No PGE
WL99-287	1999	492	270.0	-51	MB4957	Y	73582			No PGE
BL99-288	1999	518	106.0	-50	MB5000	Y	73582			No PGE
SM99-289	1999	470	114.0	-50	319B	Y	73582			No PGE
BL99-290	1999	500	114.0	-50	319B	Y	73582			No PGE
WL00-291	2000	554	146.0	-70	P1862F	Y	73684	W21	0.59%Ni/5.0m incl. 1.32%Ni/2.4m	No PGE
WL00-292	2000	449.28	180	-50.5	297B	Y	73684			
WL00-293	2000	713	225.0	-60	P1864F	Y	73684	W55	0.17%Ni/17.07m	No PGE
MN00-294	2000	161.34	291.0	-49	W54541	N	73684			No PGE
MN00-295	2000	350	291.0	-50	W54541	Y	73684			No PGE
WL00-296	2000	470	51	-51	297B	Y	73684	W51		
WL00-297	2000	569	189.0	-50	P1866F	Y	73684			No PGE
WL00-298	2000	472	229	-55	297B	Y	73684			
WL00-299	2000	714	220.0	-60	MB4874	Y	73684			No PGE
WL00-300	2000	374	256.0	-55	MB4846	Y	73684	RECON	1.21%Ni/0.45m; Oxide facies Fe-formation and graphite, no significant Ni or Cu mineralization. No BHPEM.	No PGE
WL00-301	2000	402	166.0	-55	MB4839	Y	73684			No PGE
WL00-302	2000	350	104.0	-50	MB4878	Y	73684			No PGE

28-8

SCOTT WILSON RPA

www.scottwilson.com
www.scottwilsonmining.com

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
BK00-303	2000	428	166.0	-54	MB4834	Y	73684			No PGE
WL00-304	2000	373	60.0	-50	P1861F	Y	73684			No PGE
WL00-306	2000	497	256.0	-55	MB4846	Y	73684	RECON		No PGE
WL00-307	2000	455	284.0	-50	MB4840	Y	73953		Volcanic and mixed meta-sediments, silicate iron-fm and sulphide metased, no significant Ni or Cu mineralization	
BK00-308	2000	425	104.0	-50	MB4834	Y	73953			
WL00-309	2000	530	256.0	-50	MB4846	Y	73953	RECON	Volcanic and mixed meta-sediments, magnetite iron-fm and narrow UM unit with 0.6m of MS at low contact. 0.25% Ni over 1.5m	
WL00-310	2000	374	256.0	-49.5	MB4846	N	73953	RECON	1.21%Ni/0.45m; Oxide facies Fe-formation and graphite, no significant Ni or Cu mineralization. No BHPEM.	
BK00-311	2000	338	280.0	-49	MB4821	Y	73953	TOWER	3.26%Cu, 0.38%Zn, 1.41g/tAu,10.7g/tAg/3.06m	
BK00-312	2000	353	104.0	-48.5	MB4830	Y	73953			
BK00-313	2000	410	279.0	-50	MB4821	Y	73953	TOWER	5.30%Cu, 2.01%Zn, 0.85g/tAu, 22.0g/tAg/3.78m	
BK00-314	2000	540.17	280.0	-54	MB4821	Y	73953	TOWER	3.68%Cu, 1.97%Zn, 0.41g/tAu, 14.4g/tAg/2.13m	
BK00-315	2000	476	283.0	-50	MB4821	Y	73953	TOWER		
BK00-316	2000	448	283.0	-50	MB4821	Y	73953	TOWER	1.35%Cu, 0.20%Zn, 0.09g/tAu, 7.40g/tAg/2.00m	
WL00-317	2000	360	256.0	-50	MB4811	Y	73953		Metasediment and Fe-formation, no significant Ni or Cu mineralization	
BK00-318	2000	536	283.0	-50	MB4821	Y	73953	TOWER	0.76%Cu, 2.11%Zn, 0.05g/tAu, 4.02g/tAg/2.02m	
WL00-319	2000	341	104.0	-50	319B	N	73953		Metasediment and Fe-formation, no significant Ni or Cu mineralization	
BK01-320	2001	389	283.0	-50	MB4818	Y	73950		Pelitic metasediments (Pipe fm), no significant Ni or Cu mineralization	Some PGE

28-9

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com

SCOTT WILSON RPA

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
WL01-321	2001	383	256.0	-50	MB4850	Y	73950		Oxide facies Fe-formation and graphite, no significant Ni or Cu mineralization	Some PGE
WL01-323	2001	392	104.0	-50	MB4845	Y	73950		Amphibole pelitic metased with 10% sulphides/2m but low Cu-Zn. May have overshot Spectrem anomaly	Some PGE
BK01-325	2001	398	104.0	-50	MB4841	Y	73950		Pelitic/graphitic/sulphidic metasediments (Pipe fm), no significant Ni or Cu mineralization	Some PGE
BK01-326	2001	437	338.0	-50	MB4821	Y	73950	TOWER	Pelitic metasediments (Pipe fm) and 37m of ultramafic intrusion with 0.53% Ni over 1.0m	
WL01-328	2001	380	62.0	-50	MB4815	Y	73950		Wide UM body followed by pelitic metased with narrow sulphide intervals. No significant base metals	Some PGE
WL01-329	2001	700.5	256.0	-70	MB4850	Y	73950		Pelitic metasediments (Pipe fm), with graphitic units, no significant Ni or Cu mineralization. Off-hole anomaly to west of hole not explained.	Some PGE
WL01-330	2001	437	45.0	-50	MB4951	Y	73950		Wide UM body followed by pelitic metased with narrow sulphide intervals. Best value 0.4%Ni/1.0m	Some PGE
WL01-331	2001	386	225.0	-50	MB4951	Y	73950		Psammitic and pelitic metasediments with 10m and 15m SMS and graphite, no significant Ni or Cu mineralization	Some PGE
WL01-332	2001	386	166.0	-50	MB4838	Y	73950		Pelitic metased with multiple intervals of SMS and graphite, no significant Ni or Cu mineralization	Some PGE
BK01-333	2001	668	283.0	-63	MB4821	Y	73950	TOWER	0.30%Cu, 0.73%Zn/3.38m; Amphibole pelitic metased and siliceous metased with .03%Cu and 0.73%Zn / 3.38m	

www.scottwilson.com
www.scottwilsonmining.com

28-10

SCOTT WILSON RPA

HoleID	Year	Length_m	Azimuth	Dip	Licence	BHPEM	AF_Number	Prospect	Significant_Assays	Comments
WL01-334	2001	110	166.0	-50	MB4839	N	73950		Hole lost in Paleozoic at 110m	Some PGE
WL01-335	2001	401	166.0	-50	MB4839	Y	73950		Altered UM unit and amphibole metased with narrow py-gp but no significant Ni or Cu mineralization	Some PGE
WL01-336	2001	563	180.0	-50	MB4828	Y	73950		Ultramafic with 60m granite interval with max 0.36% Ni / 1.0m	Some PGE
WL01-337	2001	506	242.0	-49	MB4827	Y	73950		Pelitic metased with sulphide intervals but no significant Ni or Cu mineralization	Some PGE
WL01-338	2001	395	104.0	-50	MB4845	Y	73950		Pipe formation metasediments, no significant Ni or Cu mineralization	Some PGE
BK01-339	2001	626	104.0	-45	MB4833	Y	73950		Thick ultramafic body with 18m of SMS at lower contact but low Ni	Some PGE
BK01-340	2001	500	284.0	-58	MB4821	Y	73950	TOWER	0.21%Cu, 0.31%Zn/1.16m; Amphibole pelitic metased with 20% sulphides/5m	
WL02-341	2002	500	104.0	-47	319B	Y	73955		Iron-formation, no significant Ni or Cu mineralization	No PGE
BK02-342	2002	350	90.0	-50	319B	Y	73955		Graphitic metasediments, no significant Ni or Cu mineralization	No PGE
WL02-343	2002	353	270.0	-50	319B	Y	73955		Iron-formation, no significant Ni or Cu mineralization	No PGE

www.scottwilson.com
www.scottwilsonmining.com

28-11

SCOTT WILSON RPA
www.scottwilson.com
www.scottwilsonmining.com

TABLE 28-2 LIST OF PRE-XSTRATA NICKEL DIAMOND DRILL HOLES COLLARED ON THE WILLIAM LAKE PROPERTY.
Data from Manitoba Government Web Site

Hole ID	Year	Company	Length	Azimuth	Dip	Licence	AF Number
MXB-68-8	1968	Canamax Resources Inc.	352.3	285	-60	MB4830	90801
MXB-69-18	1969	Canamax Resources Inc.	155.4	285	-50	MB4833	90801
MXB-69-20	1969	Canamax Resources Inc.	389.2	285	-50	MB4833	90801
MXB-69-22	1969	Canamax Resources Inc.	381.0	285	-50	MB4833	90801
MXB-69-26	1969	Canamax Resources Inc.	374.0	285	-55	MB4830	90801
MXB-69-11	1969	Canamax Resources Inc.	376.4	285	-50	MB4820	90801
MXB-69-12	1969	Canamax Resources Inc.	372.5	285	-55	MB4820	90801
MXB-69-13	1969	Canamax Resources Inc.	381.6	285	-55	MB4820	90801
MXB-69-14	1969	Canamax Resources Inc.	398.4	285	-50	MB4834	90801
MXB-69-17	1969	Canamax Resources Inc.	304.5	285	-50	MB4833	90801
70-92	1970	Cominco	442.0	270	Unknown	319B	91451
70-94	1970	Cominco	487.1	270	Unknown	MB4852	91451
MXC-70-3	1970	Canamax Resources Inc.	280.7	115	-50	319B	91747
8	1970	Derry, D.R.	324.9	135	-45	319B	91751
7	1970	Derry, D.R.	341.4	315	-50	319B	91751
6	1970	Derry, D.R.	300.2	340	-70	319B	91751
5	1970	Derry, D.R.	364.5	340	-50	319B	91751
MXB-70-66	1970	Canamax Resources Inc.	413.6	286	-50	MB4840	99304
MXB-70-29	1970	Canamax Resources Inc.	305.1	286	-55	MB4819	99304
MXB-70-33	1970	Canamax Resources Inc.	276.5	286	-52	MB4821	99304
MXB-70-35	1970	Canamax Resources Inc.	412.4	106	-52	MB4821	99304
MXB-70-38	1970	Canamax Resources Inc.	491.9	286	-50	MB4833	99304
MXB-70-42	1970	Canamax Resources Inc.	195.1	286	-47	MB4833	99304
MXB-70-43	1970	Canamax Resources Inc.	442.3	286	-50	MB4833	99304
MXB-70-46	1970	Canamax Resources Inc.	300.8	243	-50	MB4833	99304
MXB-70-49	1970	Canamax Resources Inc.	321.9	243	-50	MB4833	99304

28-12

SCOTT WILSON RPA www.scottwilson .com www.scottwilsonmining .com

AF Hole ID Year Company Length Azimuth Dip Licence Number

MXB-70-51 1970 Canamax Resources Inc. 121.0 286 -69 MB4841 99304 MXC-71-6 1971 Canamax Resources Inc. 444.1 135 -50 319B 91255 MXC-71-7 1971 Canamax Resources Inc. 424.8 36 -50 319B 91255 71-145 1971 Cominco 288.0 109 -50 W54542 92283 MXB-71-71 1971 Canamax Resources Inc. 322.2 321 -50 MB4840 99304 MXB-71-77 1971 Canamax Resources Inc. 374.0 286 -50 MB4829 99304 72-179 1972 Cominco 395.6 111 -50 MB4849 92041 72-180 1972 Cominco 391.7 98 -50 MB4811 92041 72-181 1972 Cominco 494.7 280 Unknown 319B 92041 72-182 1972 Cominco 597.1 96 -50 319B 92041 72-183 1972 Cominco 553.8 106 -45 319B 92041 72-184 1972 Cominco 264.3 118 -45 MB4837 92041 73-185 1973 Cominco 599.5 297 -46 MB4858 91457 73-186 1973 Cominco 497.1 100 -45 MB4853 91457 74-187 1974 Cominco 757.1 17 -45 319B 91456 74-188 1974 Cominco 767.5 160 -45 MB4859 91456 SGT-1 1989 Sherritt Gordon Mines Limited 464.0 315 -50 319B 94539 SGL-1 1990 Sherritt Gordon Limited 449.0 92 -55 MB7268 72044 SGL-5 1990 Sherritt Gordon Limited 117.0 92 -50 MB7268 72044 235-9 1990 Manitoba Mineral Resources Ltd. 494.0 114 -50 W54533 72246 SGL-6 1990 Sherritt Gordon Limited 660.0 270 -45 MB7268 72251

28-13

Exhibit 99.4

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

Suite 501
55 University Ave.
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email:
beaudrycha@hotmail.com

FILED BY SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

The Toronto Stock Exchange

Re:	Filing of Technical Report on the William Lake Project, Manitoba, Canada

I, Charles Beaudry, P.Geo., do hereby consent to the filing of the report titled “Technical Report on the William Lake Property, Grand Rapids, Manitoba, Canada” (the Report), prepared for Pure Nickel Inc. and dated November 14, 2007, on SEDAR. I also consent to the filing of the Report with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 14th day of November, 2007

(Signed)

Charles Beaudry, P.Geo.

Associate Geologist

Exhibit 99.5

CHANGE IN CORPORATE STRUCTURE REPORT

(In accordance with section 4.9 of National Instrument 51-102)

1. Names of Parties to the Transaction.

Nevada Star Resources Corp. (“Nevada Star”), Pure Nickel Inc. (“Pure Nickel (Private)”) and 6658482 Canada Inc. (“6658482”).

2. Description of the Transaction.

6658482, a wholly-owned subsidiary of Nevada Star, was continued by Nevada Star under the Canada Business Corporations Act (“CBCA”) on November 16, 2006. 6658482 then amalgamated with Pure Nickel (Private) (a private corporation) under the provisions of the CBCA, forming Pure Nickel Holdings Corp. Following completion of the amalgamation, Nevada Star was the sole shareholder of Pure Nickel Holdings Corp. Nevada Star concluded the Transaction by changing its name from Nevada Star Resources Corp. to Pure Nickel Inc.

3. Effective Date of the Transaction.

March 30, 2007.

4. Name of Each Party, if any, that Ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity.

The Continuing Entities upon completion of the Transaction were Pure Nickel Inc. (formerly Nevada Star Resources Corp.) and, its subsidiary, Pure Nickel Holdings Corp.

5. Date of the reporting issuer’s first financial year-end subsequent to the Transaction

November 30, 2007.

6. The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the Reporting Issuer’s first financial year after the Transaction if paragraph 4.9(a) or subparagraph 4.9(b)(ii) applies.

Paragraph 4.9(a) and subparagraph 4.9(b)(ii) did not apply to the Transaction.

7. The documents which were filed under this instrument that described the transaction and where those documents can be found in electronic format, if paragraph 4.9(a) or subparagraph 4.9(b)(ii)applies.

Paragraph 4.9(a) did not apply to the Transaction. However, an information circular dated February 19, 2007 describing the transaction was filed on SEDAR on March 2, 2007.

Exhibit 99.6

PURE NICKEL INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

THREE MONTHS ENDED

DECEMBER 31, 2006

(Unaudited)

NO AUDITOR REVIEW

The Company’s independent auditors have not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PURE NICKEL INC.

(An Exploration Stage Company)

BALANCE SHEETS

	December 31, 2006	September 30, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,208,178	$1,451,739
Receivables	45,746	79,321
Prepaid expenses and deposits	242,450	125,000

	1,496,374	1,656,060
Deferred financing costs	—	12,500

	$1,496,374	$1,668,560

Liabilities
Current liabilities:
Accounts payable and accrued liabilities (Note 10)	$68,000	$689,811
Promissory note payable (Note 3)	100,000	375,000
Due to related party (Note 10)	—	40,000

	168,000	1,104,811

Shareholders’ Equity
Capital stock (Note 4)	2,901,845	1,849,660
Additional paid-in capital (Note 5)	34,740	—
Deficit	(1,608,211)	(1,285,911)

	1,328,374	563,749

	$1,496,374	$1,668,560

Nature and continuance of operations (Note 1)

Commitments (Notes 7 and 11)

Subsequent event (Note 12)

The accompanying notes are an integral part of these financial statements

Approved on behalf of the board of directors:

“Jay Jaski”
J. Jay Jaski, Director

PURE NICKEL INC.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

	Accumulated from May 18, 2006 (Date of Inception) to December 31, 2006	Three Months Ended December 31, 2006
Revenues	$—	$—

Expenses:
Consulting	4,138	4,138
Exploration expenses (Note 7)	1,368,009	146,825
Management fees (Note 10)	68,000	68,000
Office and general	22,191	14,848
Professional fees	76,051	36,890
Stock-based compensation (Note 6)	34,740	34,740

	1,573,129	305,441

Loss before other income (expenses)	(1,573,129)	(305,441)

Other income (expenses):
Interest expense	(10,082)	(4,359)
Financing costs	(25,000)	(12,500)

	(35,082)	(16,859)

Net loss for the period	(1,608,211)	(322,300)
Deficit, beginning of period	—	(1,285,911)

Deficit, end of period	$(1,608,211)	$(1,608,211)

Loss per share - basic and diluted		$(0.01)

Weighted average number of shares		23,480,436

The accompanying notes are an integral part of these financial statements

PURE NICKEL INC.

(An Exploration Stage Company)

STATEMENT OF CASH FLOWS

(Unaudited)

Three Months Ended December 31, 2006
Operating activities:
Net loss for the period	$(322,300)
Items not affecting cash:
Financing costs	12,500
Stock-based compensation	34,740

(275,060)
Changes in non-cash working capital items:
Receivables	33,575
Prepaid expenses and deposits	(117,450)
Accounts payable and accrued liabilities	(621,811)

Total cash flows used in operating activities	(980,746)

Financing activities:
Shares issued for cash, net of cash share issue costs	1,052,185
Repayment of promissory note	(275,000)
Repayment of advances from related party	(40,000)

Total cash flows provided by financing activities	737,185

Decrease in cash and cash equivalents during the period	(243,561)
Cash and cash equivalents, beginning of period	1,451,739

Cash and cash equivalents, end of period	$1,208,178

Cash and cash equivalents consists of:
Cash	$208,178
Guaranteed investment certificates	1,000,000

$1,208,178

Supplementary cash flow information (Note 8)

The accompanying notes are an integral part of these financial statements

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Unaudited)

1.	NATURE OF OPERATIONS

Pure Nickel Inc. (the “Company”) was incorporated on May 18, 2006 under the Canada Business Corporations Act. The Company is a junior mining company which engages in the acquisition, exploration and development of mineral prospects in Canada. On March 30, 2007, Nevada Star Resource Corp. (“Nevada Star”) acquired the issued and outstanding common shares of Pure Nickel Inc. in a reverse takeover transaction (the “RTO”). Refer to Note 12. Additional public disclosures are available on SEDAR at www.sedar.com and on the Company’s website at www.purenickel.com.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States using standards for interim financial statements and are expressed in Canadian dollars. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto as at September 30, 2006 and for the period from May 18, 2006 (date of inception) to September 30, 2006, included in the management information circular of the Company dated February 19, 2007 which has been filed on SEDAR.

(b)	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

(c)	Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(d)	Mineral Properties

The Company is an exploration stage mining company and has not realized any revenue from its operations. It is primarily engaged in the acquisition, exploration and development of mining properties. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. For the purpose of preparing financial information, all costs associated with a property that has the potential to add to the Company’s proven and probable reserves are expensed until a final feasibility study demonstrating the existence of proven and probable reserves is completed. No costs have been capitalized in the periods covered by these financial statements. Once capitalized, such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. Subsequent to the RTO, the Company changed its accounting policy for mineral properties to conform with Canadian generally accepted accounting principles. Refer to Note 13 for the differences between generally accepted accounting principles in Canada and the United States.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Deferred Financing Costs

Costs of obtaining debt financing are deferred and amortized ratably over the term of the related debt agreement.

(f)	Impairment of Long-Lived Assets

In accordance with U.S. Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount and the fair value of the asset less cost to sell.

(g)	Stock-based Compensation

The Company records stock-based compensation in accordance with SFAS No. 123(R) “Share Based Payments”, using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

(h)	Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(i)	Comprehensive Income

The Company adopted SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”) which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) is presented in the statements of stockholders’ equity, and consists of net earnings (losses) and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87, “Employers Accounting for Pensions”. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company’s financial position or results of operations. Comprehensive income has not been presented as it would not provide additional information.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Earnings/Loss per Share

Basic earnings/loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings/loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings/loss per share. The dilutive effect of convertible securities is reflected in diluted earnings/loss per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings/loss per share.

3.	PROMISSORY NOTE PAYABLE

During the three months ended December 31, 2006, the Company made repayments of $275,000 towards its promissory note payable. The promissory note payable bears interest at 5% per annum, is unsecured and is due on or before July 10, 2007.

4.	CAPITAL STOCK

(a)	Authorized Share Capital

Unlimited common shares without par value

(b)	Issued and Outstanding Share Capital

	Number of Shares	Amount
Balance, September 30, 2006	18,400,001	$1,849,660
Issued for cash, net of share issuance costs	5,700,000	1,052,185

Balance, December 31, 2006	24,100,001	$2,901,845

On October 10, 2006, the Company issued 5,700,000 common shares in two private placements at a price of $0.20 per common share for gross proceeds of $1,140,000. In connection with the private placements, the Company incurred share issuance costs of $87,815.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Unaudited)

5.	ADDITIONAL PAID-IN CAPITAL

December 31, 2006
Balance, September 30, 2006	$—
Stock-based compensation expense	34,740

Balance, December 31, 2006	$34,740

6.	STOCK-BASED COMPENSATION

During the three months ended December 31, 2006, the Company granted 100,000 stock options to an officer of the Company. The stock options were exercisable at a price of $0.20 for a term of 3 years expiring on October 13, 2009. The stock options vested on the grant date. The weighted average fair value of each option granted was $0.35 using the Black-Scholes option-pricing model at the date of grant using the following assumptions:

December 31, 2006
Expected option lives	2 months
Risk-free interest rate	4.15%
Expected dividend yield	0%
Expected stock price volatility	84.2%

During the three months ended August 31, 2007, the Company recognized $34,740 of compensation cost which has been recorded in stock-based compensation expense in the statement of operations.

7.	EXPLORATION EXPENSES AND MINERAL PROPERTIES

(a)	Axis Lake Project

On May 25, 2006, the Company entered into a formal option agreement (the “Option Agreement”) to acquire up to an undivided 90% working interest in the Axis Lake Project from Red Dragon. General terms and conditions of the Option Agreement are as follows:

(i)	The Company will pay $100,000 to Red Dragon to secure the option;

(ii)	The Company will earn a 51% interest of the Axis Lake Project by spending a minimum of $1.9 million in exploration costs on or before the third anniversary of the Option Agreement;

(iii)	The Company will earn a further 24% or a total of 75% interest of the Axis Lake Project upon the delivery of a feasibility study to Red Dragon;

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Unaudited)

7.	EXPLORATION EXPENSES AND MINERAL PROPERTIES (continued)

(a)	Axis Lake Project (continued)

(iv)	The Company will earn a further 15% or a total of 90% interest of the Axis Lake Project if it elects a production decision to put the Axis Lake property, or any part thereof, into commercial production before the date that is seven (7) years from the effective date of the Option Agreement; and

(v)	The Company will be the operator of the Axis Lake Project.

On July 31, 2006, the Company and Red Dragon agreed to amend the Option Agreement by altering the Company’s earn-in interest such that Red Dragon will grant to the Company a total property interest option of 80% as compared to the original Option Agreement which had granted a 90% total property interest pursuant to a promissory note entered into between Red Dragon and the Company in July, 2006, and amended in August, 2006. This amendment reduced the percentage in Note (iv) above to a further 5% instead of the original 15%.

The above mentioned reduction in property interest was in partial consideration of the promissory note between the Company and Red Dragon discussed in Note 3.

During the period, the Company incurred $19,566 in exploration expenses relating to the Axis Lake Project.

(b)	Fox River Project

The Company entered into an Option and Joint Venture Agreement (“Joint Venture Agreement”), executed on June 12, 2006, with Falconbridge Limited (“Falconbridge”), relating to exploration rights and option to become 50% owner of an undivided interest in the Property. The Property covers 136,093 hectares, is located in the Fox River Belt, and is centered about 100 kilometres southeast of Gillam, Manitoba, Canada. Under the Joint Venture Agreement, the Company agreed to pay $50,000 after the receipt of the executed Joint Venture Agreement, $50,000 on or before April 30, 2007, and $50,000 on or before April 30, 2008.

The Company is also responsible to make exploration expenditures for nickel- copper-platinum group metals on the Property aggregating $7,500,000, including 15,000 meters of diamond drilling, as follows:

(i)	At least $2,500,000 on or before April 30, 2007 (of this amount, $1,250,000 (including a minimum of 2,400 meters of diamond drilling) represents firm commitment by the Company);

(ii)	In aggregate, at least $5,000,000 on or before April 30, 2008 (including an aggregate of 10,000 meters of diamond drilling); and

(iii)	In aggregate, at least $7,500,000 on or before April 30, 2009 (including an aggregate of 15,000 meters of diamond drilling).

On or before April 30, 2009, if the Company has made payments totalling $150,000 and has incurred expenditures totalling $7,500,000 as above, the Company has the right and option to become the owner of a 50% undivided interest in the Property, thereby automatically forming a joint venture between the Company and Falconbridge.

During the period, the Company incurred $127,529 in exploration expenses relating to the Fox River Project. On November 6, 2007, the Company decided to discontinue further exploration efforts on this property and to return it to Xstrata.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Unaudited)

8.	SUPPLEMENTARY CASH FLOW INFORMATION

December 31, 2006
Cash paid for:
Interest	$4,359
Income taxes	$—

9.	FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their near-term maturities.

(b)	Concentrations of Credit Risk

The Company maintains all of its cash and cash equivalents with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	During the three months ended December 31, 2006, the Company repaid $40,000 in advances from a director of the Company. The advances were non-interest bearing, unsecured and repayable on demand.

(b)	During the three months ended December 31, 2006, the Company incurred management fees of $68,000 to a director and an officer of the Company. As at December 31, 2006, this amount remains payable and is included in accounts payable and accrued liabilities.

11.	COMMITMENTS

Except as disclosed in Note 7, the Company has no commitments as at December 31, 2006.

12.	SUBSEQUENT EVENT

On March 30, 2007, Nevada Star acquired the issued and outstanding common shares of Pure Nickel Inc. (“old Pure Nickel”) by issuing 89,508,515 (pre-consolidation adjusted) common shares of Nevada Star to the shareholders of old Pure Nickel in a reverse takeover transaction. The transaction has been accounted for using guidance relevant to reverse takeover transactions including EIC-10, “Reverse Takeover Accounting”, CICA 1581, “Business Combinations” and EIC-124, “Definition of a Business”. Under this guidance, for accounting purposes the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel) which is regarded as being the acquirer. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. (“Pure Nickel”).

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Unaudited)

12.	SUBSEQUENT EVENT (continued)

As a result, subsequent financial statements have been filed for the combined entities, beginning with the financial statements for the six months ended May 31, 2007 (owing to Nevada Star’s year-end being November 30) and continuing with those for the nine months ended August 31, 2007. Readers should refer to those financial statements, filed on SEDAR and available on the Company’s website.

13.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 2(d), the Company expenses acquisition costs and exploration costs, and will capitalize development costs once a mineral property is determined to be economically viable. As at December 31, 2006, the Company has not yet identified economically recoverable reserves on any of its mineral properties. As at December 31, 2006, the differences in accounting for mineral properties under Canadian GAAP, have the following impact on the financial statements:

(a)	Mineral Properties

December 31, 2006
Mineral properties under US GAAP	$—
Add:
Capitalized expenditures on unproven mineral properties	1,368,009

Mineral properties under Canadian GAAP	$1,368,009

(b)	Deficit

December 31, 2006
Deficit under US GAAP	$1,608,211
Deduct:
Capitalized expenditures on unproven mineral properties	(1,368,009)

Deficit under Canadian GAAP	$240,202

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Unaudited)

13.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(c)	Loss

December 31, 2006
Loss under US GAAP	$322,300
Deduct:
Capitalized expenditures on unproven mineral properties	(146,825)

Loss under Canadian GAAP	$175,475